                                              Filed Pursuant to Rule No. 424(B)2
                                                Registration Number: 333-49253



                     TRANSAMERICAN WASTE INDUSTRIES, INC.
                               10554 TANNER ROAD
                             HOUSTON, TEXAS 77041

                                                                  April 7, 1998

Dear Stockholder of TransAmerican Waste Industries, Inc.:

  A special meeting (the "Meeting") of stockholders of TransAmerican Waste Industries, Inc. ("TransAmerican") will be held on May 6, 1998 at 9:00 a.m., Central Time. The Meeting will be held at the Houstonian Hotel and Conference Center, 111 North Post Oak Lane, Houston, Texas.

  At this very important meeting you will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger (the "Merger Agreement"), by and among USA Waste Services, Inc. ("USA Waste"), TransAmerican Acquisition Corp. ("Acquisition"), a wholly owned subsidiary of USA Waste, and TransAmerican. The Merger Agreement provides, among other things, for the merger of Acquisition with and into TransAmerican (the "Merger"), pursuant to which TransAmerican would become a wholly owned subsidiary of USA Waste and each outstanding share of common stock of TransAmerican would be converted into 0.045232 shares of common stock of USA Waste (as adjusted, the "Exchange Ratio"). Based upon this Exchange Ratio and upon the number of shares of common stock of USA Waste and TransAmerican outstanding as of March 31, 1998, USA Waste would issue approximately two million shares of its common stock to the stockholders of TransAmerican in connection with the Merger, representing approximately 0.9% of the total shares of USA Waste's common stock to be outstanding immediately after the Merger. The Exchange Ratio is, however, subject to adjustment based upon the extent to which the "Net Debt" of TransAmerican as of the end of the calendar month immediately preceding the Meeting exceeds $43,200,000. The "Net Debt" definition and the method of its computation, are more fully described in the accompanying Proxy Statement/Prospectus. See "The Plan of Merger and Terms of the Merger--Manner and Basis for Converting Shares." Based on the level of Net Debt (including an estimate of $1,705,000 for retirement of tax exempt debt) as of February 28, 1998, the Exchange Ratio would have been 0.043954. However, the Net Debt on April 30, 1998 (the end of the calendar month immediately preceding the Meeting) may be higher or lower than the Net Debt as of February 28, 1998, and the actual Exchange Ratio will be adjusted accordingly. The Merger is also subject to a number of conditions, including obtaining necessary regulatory waivers or approvals.

  A summary of the basic terms and conditions of the Merger, certain financial and other information relating to TransAmerican and USA Waste and a copy of the Merger Agreement are set forth in the accompanying Proxy
Statement/Prospectus. As the terms of the proposed Merger are complex, I urge you to review and consider the enclosed materials carefully.

  TransAmerican's Board of Directors has unanimously approved the Merger Agreement. In addition, the Board of Directors has received an opinion dated January 26, 1998 from Dain Rauscher Incorporated to the effect that the Exchange Ratio is fair to TransAmerican from a financial point of view. Dain Rauscher subsequently confirmed by delivery to the Board of Directors of TransAmerican of its written opinion, dated as of the date hereof (a copy of which is included in the accompanying Proxy Statement/ Prospectus), that as of such date the Exchange Ratio pursuant to the Merger Agreement is fair to the holders of shares of TransAmerican common stock. THE BOARD OF DIRECTORS OF TRANSAMERICAN BELIEVES THAT THE PROPOSED MERGER IS IN THE BEST INTERESTS OF TRANSAMERICAN AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  All executive officers and directors of TransAmerican have executed a voting agreement pursuant to which each such executive officer or director has agreed to vote all shares of TransAmerican common stock held by him in favor of the Merger Agreement. As of the close of business on March 31, 1998, such individuals collectively had the right to vote approximately 7.9 million shares of TransAmerican common stock, representing approximately 17.8% of the shares outstanding as of such date.

  Regardless of the number of shares you hold or whether you plan to attend the Meeting, we urge you to complete, sign, date, and return the enclosed proxy card immediately. If you attend the Meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

                                          Sincerely,

                                          /s/ Tom J. Fatjo, Jr.
                                          -----------------------------------
                                          Tom J. Fatjo, Jr.
                                          Chairman & Chief Executive Officer

                     TRANSAMERICAN WASTE INDUSTRIES, INC.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                           TO BE HELD ON MAY 6, 1998

To the Stockholders of TransAmerican Waste Industries, Inc.:

  Notice is hereby given that a special meeting (the "Meeting") of stockholders of TransAmerican Waste Industries, Inc. ("TransAmerican") will be held at the Houstonian Hotel and Conference Center, 111 North Post Oak Lane, Houston, Texas, on May 6, 1998 at 9:00 a.m., Central Time, to consider and act upon the following:

    (1) Approval and adoption of the Agreement and Plan of Merger dated as of January 26, 1998 (the "Merger Agreement"), by and among TransAmerican, USA Waste Services, Inc. ("USA Waste") and TransAmerican Acquisition Corp. ("Acquisition"), a wholly owned subsidiary of USA Waste, providing for, among other things, the merger of Acquisition with and into TransAmerican, with TransAmerican being the Surviving Corporation (the "Merger") and the conversion of each outstanding share of TransAmerican common stock, par value $.001 per share, into 0.045232 shares of USA Waste common stock, par value $.01 per share, subject to adjustment as provided therein; and

    (2) Such other business as may properly come before the Meeting or any adjournment or postponement thereof.

  The Meeting may be postponed or adjourned from time to time, and at any reconvened meeting actions with respect to the matters specified in this notice may be taken without further notice to stockholders unless required by the Bylaws of TransAmerican or by law.

  Only stockholders of record at the close of business on April 1, 1998, (the "Record Date") are entitled to notice of and to vote on the Merger Agreement at the Meeting and any postponements or adjournments thereof. The approval and adoption of the Merger Agreement requires the affirmative vote of a majority of the shares of TransAmerican common stock outstanding on the Record Date. At the close of business on the Record Date, there were approximately 44.3 million shares of TransAmerican common stock outstanding and entitled to vote at the Meeting. The Merger and other related matters are more fully described in the accompanying Proxy Statement/Prospectus and the Appendices thereto, which form a part of this notice and should be read carefully by all stockholders. See "The Meeting--Vote Required for Approval."

  Holders of TransAmerican's Common Stock who do not vote in favor of the Merger will be entitled to dissenters' rights of appraisal under Section 262 of Delaware General Corporation Law; for a more complete description of dissenters' rights, see "The Merger--Appraisal Rights" in the accompanying Proxy Statement/ Prospectus.

                                          By Order of the Board of Directors,

                                          /s/ J. DAVID GREEN
                                          J. David Green
                                          Corporate Secretary
Houston, Texas
April 7, 1998

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE MEETING, PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED PREPAID ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY VOTE EITHER IN PERSON OR BY YOUR PROXY.

                     TRANSAMERICAN WASTE INDUSTRIES, INC.
                                PROXY STATEMENT

                               ----------------

                           USA WASTE SERVICES, INC.
                                  PROSPECTUS

  This Proxy Statement/Prospectus is being furnished to the stockholders of TransAmerican Waste Industries, Inc., a Delaware corporation ("TransAmerican"), in connection with the solicitation of proxies by its Board of Directors to be voted at the meeting of stockholders of TransAmerican (the "Meeting") scheduled to be held on May 6, 1998, at 9:00 a.m., Central Time, at the Houstonian Hotel and Conference Center, 111 North Post Oak Lane, Houston, Texas, and at any adjournment or postponement thereof.

  At the Meeting, the holders of TransAmerican common stock, par value $.001 per share (the "TransAmerican Common Stock"), will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of January 26, 1998 (the "Merger Agreement"), among USA Waste Services, Inc., a Delaware corporation ("USA Waste"), TransAmerican Acquisition Corp., a Delaware corporation and wholly owned subsidiary of USA Waste ("Acquisition"), and TransAmerican providing for the merger of Acquisition with and into TransAmerican (the "Merger"). Such approval is a condition to consummating the Merger. Upon consummation of the Merger, TransAmerican will become a wholly owned subsidiary of USA Waste and the holders of the issued and outstanding shares of TransAmerican Common Stock will have the right to receive, at the effective time of the Merger, 0.045232 shares of USA Waste common stock, par value $.01 per share (the "USA Waste Common Stock"), for each share of TransAmerican Common Stock held by them, subject to adjustment as set forth in the Merger Agreement (as adjusted, the "Exchange Ratio"). See "The Plan of Merger and Terms of the Merger." A copy of the Merger Agreement is attached hereto as Appendix A and incorporated herein by reference.

  On March 31, 1998, the closing sale price of USA Waste Common Stock on the New York Stock Exchange was $44.56 per share. Based on such closing price and the Exchange Ratio based upon the Net Debt calculated as of February 28, 1998, the consideration to be received by stockholders of TransAmerican pursuant to the Merger would be approximately $1.96 per share of TransAmerican Common Stock. Based upon the number of shares of USA Waste Common Stock outstanding as of March 31, 1998, approximately 221 million shares of USA Waste Common Stock will be outstanding after the Merger is consummated, of which approximately 2 million shares will be owned by former stockholders of TransAmerican.

  SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN USA WASTE COMMON STOCK.

  This Proxy Statement/Prospectus also constitutes the prospectus of USA Waste that is a part of the Registration Statement of USA Waste filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to 2 million shares of USA Waste Common Stock to be issued in connection with the Merger.

  This Proxy Statement/Prospectus is first being mailed to the stockholders of TransAmerican on or about April 7, 1998.

  THE USA WASTE COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Proxy Statement/Prospectus is April 7, 1998.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY USA WASTE OR TRANSAMERICAN. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, USA WASTE COMMON STOCK, OR A SOLICITATION OF A PROXY, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF USA WASTE OR TRANSAMERICAN SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. ALL INFORMATION HEREIN WITH RESPECT TO USA WASTE AND ACQUISITION HAS BEEN FURNISHED BY USA WASTE, AND ALL INFORMATION HEREIN WITH RESPECT TO TRANSAMERICAN HAS BEEN FURNISHED BY TRANSAMERICAN.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   1
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.........................   2
FORWARD-LOOKING STATEMENTS................................................   3
SUMMARY...................................................................   4
  The Companies...........................................................   4
  The Meeting.............................................................   5
  The Merger..............................................................   5
  Other Conditions to the Merger..........................................   8
  Stockholders' Comparative Rights........................................  11
  Market Price Data.......................................................  11
  Selected Historical Consolidated Financial Data.........................  12
  Pro Forma Financial Information.........................................  13
RISK FACTORS..............................................................  14
  Impact of WMI Merger....................................................  14
  Stock Prices May Vary in Response to Changes in Business and Economic
   Conditions.............................................................  14
  Interests of Certain Persons in the Merger..............................  14
  Acquisition Strategy....................................................  14
  Need For Capital; Debt Financing........................................  15
  International Expansion.................................................  15
  Profitability May Be Affected By Factors Beyond USA Waste's Control,
   Including Competition..................................................  15
  Capitalized Expenditures................................................  15
  Potential Adverse Effect of Government Regulation.......................  16
  Potential Environmental Liability and Limited Insurance Coverage........  16
  Alternatives To Landfill Disposal.......................................  17
  No Dividends............................................................  17
  Potential Effect Of Certain USA Waste Anti-Takeover Provisions..........  17
THE MEETING...............................................................  18
  Date, Time, and Place of the Meeting....................................  18
  Purpose of the Meeting..................................................  18
  Record Date and Outstanding Shares......................................  18
  Voting and Revocation of Proxies........................................  18
  Vote Required for Approval..............................................  18
  Solicitation of Proxies.................................................  19
  Other Matters...........................................................  19
THE MERGER................................................................  20
  General Description of the Merger.......................................  20
  Background of the Merger................................................  20
  TransAmerican's Reasons for the Merger..................................  22
  Recommendation of the Board of Directors of TransAmerican...............  23
  Opinion of Financial Advisor to TransAmerican...........................  23
  Interests of Certain Persons in the Merger..............................  25
  Material Federal Income Tax Consequences................................  26
  Accounting Treatment....................................................  27
  Government and Regulatory Approvals.....................................  28
  Appraisal Rights........................................................  28
  Restrictions On Resales By Affiliates...................................  31

                                                                           PAGE
                                                                           ----
THE PLAN OF MERGER AND TERMS OF THE MERGER................................  33
  Effective Time of the Merger............................................  33
  Manner and Basis for Converting Shares..................................  33
  Conversion of TransAmerican Options.....................................  34
  Conversion of TransAmerican Warrants....................................  34
  Conversion of TransAmerican Convertible Debentures......................  34
  Employee Plans and Benefits and Employment Contracts....................  34
  Conditions to the Merger................................................  35
  Cooperation.............................................................  36
  Representations and Warranties of USA Waste and TransAmerican...........  36
  Conduct of the Business of USA Waste and TransAmerican Prior to the
   Merger.................................................................  36
  No Solicitation of Acquisition Transactions.............................  37
  Termination or Amendment................................................  38
  Termination Fees........................................................  39
  Expenses................................................................  39
  Indemnification.........................................................  39
COMPARATIVE RIGHTS OF STOCKHOLDERS OF USA WASTE AND TRANSAMERICAN.........  41
  General.................................................................  41
  Classified Board of Directors...........................................  41
  Number of Directors; Removal of Directors...............................  41
  Special Meetings of Stockholders........................................  42
  Stockholder Nominations and Proposals...................................  42
  Amendment of Certain Charter Provisions.................................  42
  Voting..................................................................  43
  Amendment of Bylaws.....................................................  43
  Authorized Capital Stock................................................  43
MARKET PRICE DATA.........................................................  44
  Market Information......................................................  44
  Dividend Information....................................................  44
DESCRIPTION OF USA WASTE CAPITAL STOCK....................................  45
  Common Stock............................................................  45
  Preferred Stock.........................................................  45
  Authorized But Unissued Shares..........................................  45
  Transfer Agent and Registrar............................................  45
LEGAL MATTERS.............................................................  46
EXPERTS...................................................................  46
STOCKHOLDER PROPOSALS.....................................................  46
APPENDIX A--Agreement and Plan of Merger
APPENDIX B--Fairness Opinion of Financial Advisor
APPENDIX C--Section 262 of the Delaware General Corporation Law

                             AVAILABLE INFORMATION

  USA Waste and TransAmerican are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information may be inspected and copied at the offices of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission in Chicago, Illinois at Citicorp Center, 500 W. Madison, Suite 1400, Chicago, Illinois 60661-2511 and in New York, New York at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). USA Waste's securities are listed on the New York Stock Exchange (the "NYSE") and the reports, proxy statements and other information of USA Waste described above may also be inspected at the NYSE at 20 Broad Street, New York, New York 10005. The TransAmerican Common Stock is listed on the Nasdaq SmallCap Market (the "Nasdaq SmallCap Market"). Upon consummation of the Merger, listing of the TransAmerican Common Stock on the Nasdaq SmallCap Market will be terminated.

  USA Waste has filed with the Commission a registration statement (the "Registration Statement") on Form S-4 under the Securities Act with respect to the securities offered hereby. This Proxy Statement/Prospectus also constitutes the Prospectus of USA Waste filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules of the Commission. Statements made in this Proxy Statement/Prospectus as to the contents of any contract, agreement, or other document referred to are not necessarily complete; with respect to each such contract, agreement, or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed as part thereof, are available for inspection and copying at the Commission's offices as described above. After the Merger, registration of the TransAmerican Common Stock under the Exchange Act will be terminated.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  USA Waste incorporates herein by reference the following documents filed by it with the Commission (File No. 1-12154) pursuant to the Exchange Act: (i) its Annual Report on Form 10-K for the year ended December 31, 1997; (ii) its Current Report on Form 8-K dated March 10, 1998; and (iii) the description of USA Waste Common Stock contained in its Registration Statement on Form 8-A dated July 1, 1993, as amended by Form 8-B dated July 13, 1995.

  This Proxy Statement/Prospectus is accompanied by a copy of TransAmerican's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, which also constitutes the annual report that is being furnished to stockholders of TransAmerican with respect to such year. All information included in such Annual Report on Form 10-K is incorporated in this Proxy Statement/Prospectus.

  All documents filed by USA Waste and TransAmerican pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date the Merger is consummated shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be part hereof from the date of filing of such documents. All information appearing in this Proxy Statement/Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded, for purposes of this Proxy Statement/Prospectus, to the extent that a statement contained herein or in any subsequently filed document that is deemed to be incorporated herein modifies or supersedes any such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. USA WASTE AND TRANSAMERICAN HEREBY UNDERTAKE TO PROVIDE, BY FIRST CLASS MAIL OR OTHER EQUALLY PROMPT MEANS WITHIN ONE BUSINESS DAY OF RECEIPT OF A REQUEST, WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED, ON WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS REFERRED TO ABOVE THAT HAVE BEEN OR MAY BE INCORPORATED INTO THIS PROXY STATEMENT/PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). DOCUMENTS RELATING TO USA WASTE ARE AVAILABLE UPON REQUEST FROM USA WASTE SERVICES, INC., FIRST CITY TOWER, 1001 FANNIN, SUITE 4000, HOUSTON, TEXAS 77002,
ATTENTION: CORPORATE SECRETARY, TELEPHONE NUMBER (713) 512-6200. DOCUMENTS RELATING TO TRANSAMERICAN ARE AVAILABLE UPON REQUEST FROM TRANSAMERICAN WASTE INDUSTRIES, INC., 10554 TANNER ROAD, HOUSTON, TEXAS 77041, ATTENTION:
CORPORATE SECRETARY, TELEPHONE NUMBER (713) 956-1212. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY APRIL 20, 1998.

                          FORWARD-LOOKING STATEMENTS

  Certain statements in the Summary and under the captions "Risk Factors," "The Merger--TransAmerican's Reasons for the Merger," "--Recommendation of the Board of Directors of TransAmerican," and elsewhere in this Proxy Statement/Prospectus, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: uncertainty as to USA Waste's future profitability; USA Waste's ability to develop and implement operational and financial systems to manage rapidly growing operations; competition in USA Waste's existing and potential future lines of business; USA Waste's ability to integrate and successfully operate acquired businesses and the risks associated with such businesses; USA Waste's ability to obtain financing on acceptable terms to finance its growth strategy and for it to operate within the limitations imposed by financing arrangements; uncertainty as to the future profitability of acquired businesses; trends in the solid waste management industry; competitive pressures; changes in relationships with customers; changes in the regulatory environment; outcome of pending litigation and regulatory inquiries; and the impact of accounting policies required to be adopted in the near future. In addition, TransAmerican stockholders should consider carefully the information set forth herein under "Risk Factors" and under the captions "Business--Regulation," "--Factors Influencing Future Results and Accuracy of Forward-Looking Statements," "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Parts I and II of USA Waste's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, which is incorporated by reference herein, and the information set forth under the captions "Business--Environmental Regulation," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Private Securities Litigation Reform Act Disclosure" in Parts I and II of TransAmerican's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, a copy of which accompanies this Proxy Statement/Prospectus. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. Neither USA Waste nor TransAmerican assume any obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

                                    SUMMARY

  The following is a summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement/Prospectus. The information contained in this summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Proxy Statement/Prospectus and the documents incorporated herein by reference.

THE COMPANIES

 USA Waste and Acquisition

  USA Waste is the third largest integrated nonhazardous solid waste management company in North America, as measured by revenues for the 1997 fiscal year, and currently serves the full spectrum of commercial, industrial, municipal and residential customers in 48 states, the District of Columbia, Canada and Puerto Rico. USA Waste's solid waste management services include collection, transfer and disposal operations and, to a lesser extent, recycling and certain other waste management services. At December 31, 1997, USA Waste owned or operated an extensive network of landfills, transfer stations and collection operations and had a diversified customer base in excess of seven million with no single customer accounting for more than 5% of USA Waste's operating revenues during 1997. USA Waste employed more than 17,700 people as of December 31, 1997.

  Acquisition is a wholly owned subsidiary of USA Waste organized for the purpose of effecting a transaction such as the Merger. Acquisition has no material assets and has not engaged in any activities except in connection with the Merger. The principal executive offices of USA Waste and Acquisition are located at First City Tower, 1001 Fannin, Suite 4000, Houston, Texas 77002, and the telephone number is (713) 512-6200.

   On March 10, 1998, USA Waste entered into a definitive agreement and plan of merger pursuant to which a subsidiary of USA Waste will be merged with and into Waste Management, Inc. ("WMI"), and WMI will become a wholly owned subsidiary of USA Waste (the "WMI Merger"). As of the effective time of the WMI Merger, each outstanding share of WMI, other than shares held in WMI's treasury or owned by WMI, USA Waste or any of their wholly owned subsidiaries, will be converted into the right to receive 0.725 shares of USA Waste Common Stock. It is anticipated that USA Waste will issue approximately 345,000,000 shares of its common stock related to this transaction and that the WMI Merger will be accounted for as a pooling of interests. This transaction, which is expected to close during 1998, is subject to regulatory approval and approval of the stockholders of USA Waste and WMI. There can be no assurance that the WMI Merger will be consummated or that the expected benefits of the combined business will be achieved. See "Risk Factors."

  Additional information concerning USA Waste is included in USA Waste's reports filed under the Exchange Act that are incorporated by reference in this Proxy Statement/Prospectus. See "Available Information" and "Incorporation of Certain Information by Reference."

 TransAmerican

  TransAmerican is engaged in the collection, processing and disposal of nonhazardous industrial and municipal solid waste. TransAmerican currently owns or operates sixteen collection, processing and disposal facilities consisting of five municipal solid waste collection operations, nine landfills and two solid waste transfer stations. During the past four years, TransAmerican has concentrated on acquiring selective collection operations, landfills and obtaining management contracts for permitted disposal sites in the southern region of the United States, and divesting all of TransAmerican's operations unrelated to the collection, processing or disposal of non-hazardous solid waste. TransAmerican has expanded its operation primarily through the acquisition of existing businesses and by obtaining long-term contracts to manage existing municipal landfills.

  Additional information concerning TransAmerican is included in TransAmerican's reports filed under the Exchange Act that are incorporated by reference in this Proxy Statement/Prospectus. See "Available Information" and "Incorporation of Certain Information by Reference."

THE MEETING

  The Meeting will be held at 9:00 a.m., Central Time on May 6, 1998, at the Houstonian Hotel and Conference Center, 111 North Post Oak Lane, Houston, Texas for the purpose of considering and acting upon a proposal to approve and adopt the Merger Agreement. Only those stockholders of TransAmerican of record at the close of business on April 1, 1998, (the "Record Date"), are entitled to notice of, and to vote at, the Meeting.

  Pursuant to Delaware law, approval and adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of TransAmerican Common Stock outstanding on the Record Date. At the close of business on the Record Date, there were approximately 44.3 million shares of TransAmerican Common Stock outstanding and entitled to vote at the Meeting. All executive officers and directors of TransAmerican have executed a voting agreement pursuant to which each such executive officer or director has agreed to vote shares of TransAmerican Common Stock held by him in favor of the Merger Agreement. As of the Record Date, such individuals collectively had the right to vote approximately 7.9 million shares of TransAmerican Common Stock, representing approximately 17.8% of the shares outstanding as of such date. See "The Meeting--Vote Required for Approval."

THE MERGER

 Recommendations of the Board of Directors

  The Board of Directors of TransAmerican has unanimously approved the Merger Agreement and has directed that it be submitted to the stockholders of TransAmerican for approval. The Board of Directors of TransAmerican recommends that the stockholders of TransAmerican approve and adopt the Merger Agreement. See "The Merger--Background of the Merger," "--TransAmerican's Reasons for the Merger," and "--Recommendation of the Board of Directors of TransAmerican." In considering the recommendation of TransAmerican's Board of Directors with respect to the Merger, TransAmerican stockholders should be aware that certain officers and directors of TransAmerican have direct or indirect interests in recommending the Merger, apart from their interests as stockholders of TransAmerican, which are separate from those of unaffiliated stockholders of TransAmerican. See "The Merger--Interests of Certain Persons in the Merger."

 Interests of Certain Persons in the Merger

  Certain officers and directors of TransAmerican have direct or indirect interests in recommending the Merger, apart from their interests as stockholders of TransAmerican, which are separate from those of unaffiliated stockholders of TransAmerican. Such interests include: (i) USA Waste has offered to enter into one or more consulting and non-competition agreements with certain officers and/or directors of TransAmerican, such agreement or agreements to be effective at the Effective Time; (ii) all officers and directors of TransAmerican hold vested and unvested TransAmerican stock options, all of which vest at the Effective Time and, unless exercised prior to the Merger, will be automatically converted at the Effective Time into options to purchase a number of shares of USA Waste Common Stock; (iii) pursuant to the terms of their respective severance agreements with TransAmerican, certain officers of TransAmerican will have the right to receive severance payments upon consummation of the Merger; (iv) any vesting requirements set forth in the stock participation plan pursuant to which officers and directors were to receive shares of TransAmerican Common Stock over a five-year period shall lapse and the shares issuable thereunder shall automatically vest; and (v) pursuant to the Merger Agreement, officers, directors and employees of TransAmerican will be indemnified by USA Waste and TransAmerican against certain liabilities.

 Opinion of Financial Advisor

  On January 26, 1998, Dain Rauscher Incorporated ("Dain Rauscher") delivered its opinion to the Board of Directors of TransAmerican that, as of the date of such opinion, the Exchange Ratio was fair to the holders of shares of TransAmerican Common Stock. Dain Rauscher subsequently delivered to the Board of

Directors of TransAmerican its written opinion, dated as of April 1, 1998, that confirmed that as of such date the Exchange Ratio is fair to the holders of shares of TransAmerican Common Stock. The full text of the written opinion of Dain Rauscher dated as of April 1, 1998, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Appendix B and is incorporated herein by reference. Holders of TransAmerican Common Stock are urged to, and should, read such opinion in its entirety. See "The Merger--Opinion of Financial Advisor to TransAmerican."

 Certain Terms of The Merger

  EXCHANGE RATIO. At the Effective Time, Acquisition will merge with and into TransAmerican, and TransAmerican will become a wholly owned subsidiary of USA Waste. In the Merger, each outstanding share of TransAmerican Common Stock will be converted into the right to receive, without interest, 0.045232 shares of USA Waste Common Stock. The Exchange Ratio is subject to adjustment based on the extent to which "Net Debt" of TransAmerican calculated as of the last day of the calendar month immediately preceding the Meeting exceeds $43.2 million. Based on the level of Net Debt (including an estimate of $1,705,000 for retirement of tax exempt debt) as of February 28, 1998, the Exchange Ratio would have been 0.043954. However, the Net Debt on April 30, 1998 (the end of the calendar month immediately preceding the Meeting) may be higher or lower that the Net Debt as of February 28, 1998, and the actual Exchange Ratio will be adjusted accordingly. In addition, at the Effective Time, each issued and outstanding share of Acquisition common stock, par value $.01 per share ("Acquisition Common Stock"), will be converted into one share of common stock, par value $.001 per share of the corporation surviving the Merger (the "Surviving Corporation"). See "The Plan of Merger and Terms of the Merger-- Manner and Basis for Converting Shares."

  Based upon the number of shares of common stock of USA Waste and TransAmerican outstanding as of the Record Date, approximately 221 million shares of USA Waste Common Stock will be outstanding immediately after the Effective Time, of which approximately 2 million shares, representing 0.9% of the total number of outstanding shares, will be held by former holders of TransAmerican Common Stock. See "The Plan of Merger and Terms of the Merger-- Manner and Basis for Converting Shares."

  If the WMI Merger is consummated in accordance with its terms, based upon the number of shares of common stock of USA Waste, WMI and TransAmerican outstanding as of the Record Date, approximately 565 million shares of USA Waste Common Stock will be outstanding immediately after the effective date of the WMI Merger, of which approximately 2 million shares, representing 0.35% of the total number of outstanding shares, will be held by former holders of TransAmerican Common Stock.

  FRACTIONAL SHARES. No fractional shares of USA Waste Common Stock will be issued pursuant to the Merger. In lieu of such fractional shares, each holder of shares of TransAmerican Common Stock who would otherwise have been entitled to receive a fraction of a share of USA Waste Common Stock will be entitled to receive from the Exchange Agent a cash payment equal to such fraction multiplied by $38.00.

  EFFECTIVE TIME OF THE MERGER. The Merger will become effective at such time (the "Effective Time") as shall be stated in a certificate of merger to be filed with the Secretary of State of the State of Delaware (the "Certificate of Merger") in accordance with the Delaware General Corporation Law (the "DGCL"). Assuming the requisite TransAmerican stockholder approval of the Merger Agreement is obtained, it is anticipated that the Effective Time of the Merger will occur as soon as practicable following the Meeting. If all other conditions to the Merger have not been satisfied or waived prior to the Meeting, however, it is expected that the Merger will occur as soon as practicable after such conditions have been satisfied or waived.

  EXCHANGE OF TRANSAMERICAN COMMON STOCK CERTIFICATES. Promptly after consummation of the Merger, the Exchange Agent will mail a letter of transmittal with instructions to each holder of record of TransAmerican Common Stock for use in exchanging certificates representing shares of TransAmerican Common Stock for certificates representing shares of USA Waste Common Stock and cash in lieu of any fractional shares. Certificates should not be surrendered by the holders of TransAmerican Common Stock until they have received the letter of transmittal from the Exchange Agent. See "The Plan of Merger and Terms of the Merger-- Manner and Basis for Converting Shares."

  CONVERSION OF TRANSAMERICAN OPTIONS, WARRANTS, AND CONVERTIBLE DEBENTURES. The Merger Agreement provides that, prior to the Effective Time, TransAmerican shall use reasonable efforts to cause each of its holders of stock options (the "TransAmerican Options"), warrants (the "TransAmerican Warrants") and convertible debentures to exercise or convert such securities into shares of TransAmerican Common Stock effective as of the Closing Date. In the event that some holders of TransAmerican Options fail to exercise such options, TransAmerican and USA Waste shall, prior to the Effective Time, take such action as may be necessary to cause each unexpired and unexercised TransAmerican Option to be automatically converted at the Effective Time into an option to purchase a number of shares of USA Waste Common Stock (the "USA Waste Options") equal to the number of shares of TransAmerican Common Stock that could have been purchased under the TransAmerican Option multiplied by the Exchange Ratio, as adjusted, at a price per share of USA Waste Common Stock equal to the per share exercise price of such TransAmerican Option divided by the Exchange Ratio, as adjusted. See "The Plan of Merger and Terms of the Merger--Conversion of TransAmerican Options." The Merger Agreement also provides that at the Effective Time, each unexpired TransAmerican Warrant that is outstanding at the Effective Time, whether or not exercisable, will automatically be converted into a warrant to purchase a number of shares of USA Waste Common Stock (the "USA Waste Warrants") equal to the number of shares of TransAmerican Common Stock that could have been purchased under the TransAmerican Warrant multiplied by the Exchange Ratio, as adjusted, at a price per share of USA Waste Common Stock equal to the per share exercise price of such TransAmerican Warrant divided by the Exchange Ratio, as adjusted. See "The Plan of Merger and Terms of the Merger--Conversion of TransAmerican Warrants." The Merger Agreement further provides that each TransAmerican convertible debenture that is outstanding at the Effective Time, whether or not convertible, shall automatically be convertible into a number of shares of USA Waste Common Stock equal to the number of shares of TransAmerican Common Stock that could be issued upon conversion of the convertible debenture multiplied by the Exchange Ratio, as adjusted, at a price per share of USA Waste Common Stock equal to the per share conversion price of the debenture divided by the Exchange Ratio, as adjusted. See "The Plan of Merger and Terms of the Merger-- Conversion of TransAmerican Convertible Debentures." As of the Record Date, the outstanding TransAmerican Options and TransAmerican Warrants included options and warrants held by officers and directors of TransAmerican to acquire 7,946,116 shares of TransAmerican Common Stock pursuant to the terms of certain stock option and warrant agreements, at exercise prices ranging from $0.5625 to $6.25 per share. If such TransAmerican Stock Options and TransAmerican Warrants were converted into USA Waste Options and USA Waste Warrants on the Record Date, assuming an Exchange Ratio of 0.045232, such options and warrants would entitle the holders thereof to acquire approximately 359,418 shares of USA Waste Common Stock pursuant to the terms of the respective stock option and warrant agreements, at exercise prices ranging from $12.44 to $138.18. See "The Merger and Related Transactions--Interests of Certain Persons in the Merger."

  INDEMNIFICATION. The Merger Agreement provides that the officers, directors, employees and agents of TransAmerican or any of its subsidiaries will be indemnified by USA Waste against certain liabilities and costs, including those arising out of, relating to or in connection with any action or omission occurring prior to the Effective Time or arising out of or pertaining to the transactions contemplated by the Merger Agreement. The Merger Agreement further provides that the indemnification provisions of the Certificate of Incorporation of the Surviving Corporation as in effect at the Effective Time will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of TransAmerican. See "The Plan of Merger and Terms of the Merger--Indemnification."

 Conditions to the Merger

  MATERIAL FEDERAL INCOME TAX CONSEQUENCES. It is a condition to TransAmerican's obligation to consummate the Merger that TransAmerican shall have received an opinion of its counsel to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and (ii) USA Waste, Acquisition and TransAmerican will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code with respect to the Merger. See "The Merger--Material Federal Income Tax Consequences.

  ACCOUNTING TREATMENT. It is a condition to each party's obligation to consummate the Merger that USA Waste shall have received a letter from Coopers & Lybrand L.L.P., dated as of the date on which the transactions contemplated by the Merger Agreement are consummated (the "Closing Date"), to the effect that the Merger will qualify for pooling of interests accounting treatment if closed and consummated in accordance with the Merger Agreement. Furthermore, it is a condition to each party's obligation to consummate the Merger that TransAmerican shall have received a letter from Arthur Andersen LLP dated the Closing Date regarding such firm's concurrence with TransAmerican's management's conclusions that no conditions exist related to TransAmerican that would preclude USA Waste's accounting for the Merger with TransAmerican as a pooling of interests under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement. See "The Merger-- Accounting Treatment."

  GOVERNMENT AND REGULATORY APPROVALS. Consummation of the Merger is conditioned upon the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). On February 4, 1998 and February 5, 1998, TransAmerican and USA Waste, respectively, filed notification reports under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division"). On March 6, 1998, the Antitrust Division issued to USA Waste and TransAmerican requests for additional information and documents under the HSR Act (the "Second Request"). The Second Request extends the waiting period under the HSR Act to 20 days from the date that the Antitrust Division receives the requested information and documents, unless the waiting period is terminated earlier. The waiting period may then be extended only by court order or with the consent of the parties. USA Waste and TransAmerican have held discussions with the Antitrust Division regarding its concerns with respect to the Merger, and USA Waste and TransAmerican are in the process of preparing a response to the Second Request. USA Waste and TransAmerican expect to submit their responses to the Second Request no later than April 8, 1998, and thus, the waiting period under the HSR Act should expire prior to the date of the Meeting.

  At any time before or after the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger or seeking divestiture of substantial assets of USA Waste or TransAmerican or their subsidiaries. TransAmerican previously acquired landfill and collection assets in Houston, Texas from USA Waste in January 1997 pursuant to a consent decree entered into by USA Waste which remains binding on USA Waste and TransAmerican. There can be no assurance that these landfill and collection assets will not have to be divested in connection with the Merger. Private parties and state attorneys general may also bring an action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result. See "The Plan of Merger and Terms of the Merger--Cooperation."

  Consummation of the Merger is also conditioned upon receipt, prior to the Effective Time, of all necessary material governmental waivers, consents, orders and approvals and all necessary material consents from lenders. See "The Merger--Government and Regulatory Approvals."

  NO STATUTE OR INJUNCTION PREVENTING MERGER. Consummation of the Merger is subject to the condition that no statute, rule or regulation shall have been enacted by any state or federal government or governmental agency in the United States which would prevent the consummation of the Merger or make the Merger illegal, and no injunction, preliminary or permanent, or other order or decree by any federal or state court which prevents the consummation of the Merger shall have been issued and remain in effect.

  RETIREMENT OF DEBT. Consummation of the Merger is subject to the condition that TransAmerican shall have entered into binding agreements to retire in its entirety all of its tax exempt debt and any other debt which requires a prepayment penalty, cost or fee and removed itself from all guarantees of debt in excess of an aggregate of $300,000.

  OTHER CONDITIONS TO THE MERGER. In addition to the approval and adoption of the Merger Agreement by the requisite votes of TransAmerican stockholders and the satisfaction of the conditions described above, the respective obligations of USA Waste and TransAmerican to effect the Merger are subject to the satisfaction or waiver, where permissible, of certain other conditions, including, without limitation, (i) conditions relating to the accuracy of each party's representations and warranties and compliance with each party's covenants, and (ii) a condition to the effect that the shares of USA Waste Common Stock issuable in the Merger and those to be reserved for issuance upon the exercise of stock options or warrants or the conversion of convertible securities shall have been authorized for listing on the NYSE, upon official notice of issuance. See "The Plan of Merger and Terms of the Merger--Conditions to the Merger."

 No Solicitation

  The Merger Agreement provides that, after the date of the Merger Agreement and prior to the Effective Time or earlier termination of the Merger Agreement, TransAmerican will not, and will not permit its subsidiaries to, initiate, solicit, negotiate, encourage, or provide confidential information to facilitate, and TransAmerican will, and will cause each of its subsidiaries to, cause any officer, director, or employee of TransAmerican, or any attorney, accountant, investment banker, financial advisor or other agent retained by TransAmerican or any of its subsidiaries not to initiate, solicit, negotiate, encourage, or provide non-public or confidential information to facilitate, any proposal or offer to acquire all or any substantial part of the business or properties or any capital stock of TransAmerican whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or any combination thereof (an "Acquisition Transaction"). Notwithstanding the foregoing, TransAmerican may, in response to an unsolicited written offer or proposal with respect to a potential or proposed Acquisition Transaction ("Acquisition Proposal") that TransAmerican's Board of Directors determines in good faith would result (if consummated pursuant to its terms) in an Acquisition Transaction more favorable to TransAmerican's stockholders than the Merger (any such offer or proposal being referred to as a "Superior Proposal"), furnish (subject to the execution of a confidentiality agreement substantially similar to the confidentiality provisions of the Merger Agreement), confidential or non-public information to a financially capable corporation, partnership, person or other entity or group (a "Potential Acquirer") and negotiate with such Potential Acquirer if the Board of Directors of TransAmerican, after consulting with its outside legal counsel, determines in good faith that the failure to provide such confidential or non-public information to or negotiate with such Potential Acquirer would be reasonably likely to constitute a breach of its fiduciary duty to TransAmerican's stockholders. In addition, TransAmerican's Board of Directors may take and disclose to TransAmerican stockholders a position with respect to a tender offer by a third party or make any other disclosures required under applicable laws. See "The Plan of Merger and Terms of the Merger--No Solicitation of Acquisition Transactions."

 Termination or Amendment of Merger Agreement

  TERMINATION. The Merger Agreement may be terminated under certain circumstances, including (a) by the mutual written consent of USA Waste and TransAmerican or (b) either by USA Waste or TransAmerican at any time prior to the Closing Date (i) upon a material breach of a representation or warranty by the other party (the "Non-Terminating Party") which is not cured in all material respects; (ii) if the Merger is not completed by

May 15, 1998, (unless due to a delay or default on the part of the party requesting termination (the "Terminating Party")); (iii) if the Non-Terminating Party (A) fails to perform in any material respect any of its material covenants in the Merger Agreement and (B) does not cure such default in all material respects within 30 days after written notice of such default specifying such default in reasonable detail is given to the Non-Terminating Party by the Terminating Party; and (iv) if the stockholders of TransAmerican fail to approve the Merger at the Meeting. Additionally, TransAmerican may terminate the Merger Agreement if (i) the Merger is enjoined by a final, unappealable court order; (ii) it receives a Superior Proposal, resolves to accept such Superior Proposal and it shall have given USA Waste two (2) days prior written notice of its intention to terminate (provided that such termination shall not be effective until such time as certain termination fees shall have been received by USA Waste); or (iii) a tender or exchange offer is commenced by a Potential Acquirer (excluding any affiliate of TransAmerican or any group of which any affiliate of TransAmerican is a member) for all outstanding shares of TransAmerican Common Stock, TransAmerican's Board of Directors determines in good faith that such offer constitutes a Superior Proposal and resolves to accept such Superior Proposal or recommend to the stockholders that they tender their shares in such tender or exchange offer, and TransAmerican shall have given USA Waste two (2) days prior written notice of its intention to terminate (provided that such termination shall not be effective until such time as certain termination fees shall have been received by USA Waste). USA Waste may terminate the Merger Agreement if the Board of Directors of TransAmerican shall have resolved to accept a Superior Proposal or shall have recommended to the stockholders of TransAmerican that they tender their shares in a tender or exchange offer commenced by a third party (excluding any affiliate of USA Waste or any group of which any affiliate of USA Waste is a member). See "The Plan of Merger and Terms of the Merger-- Termination or Amendment."

  AMENDMENT. The Merger Agreement may not be amended except by action taken by the parties' respective Boards of Directors and then only by an instrument in writing signed on behalf of each party and in compliance with applicable law. Such amendment may take place at any time prior to the Closing Date, and, subject to applicable law, whether before or after approval by the stockholders of TransAmerican, but after any such stockholder approval, no amendment shall be made which decreases the Exchange Ratio or which adversely affects the rights of the TransAmerican stockholders under the Merger Agreement without the approval of the stockholders of TransAmerican. See "The Plan of Merger and Terms of the Merger--Termination or Amendment."

  TERMINATION FEES; EXPENSES. TransAmerican and USA Waste have each agreed to pay a termination fee to the other party should certain of the termination rights described above be exercised under certain circumstances. TransAmerican has agreed to pay USA Waste a fee equal to $3 million under certain circumstances. USA Waste has agreed to pay TransAmerican (i) its reasonable, actual, verified expenses (not in excess of $375,000, plus certain other expenses) related to the transaction contemplated by the Merger Agreement if USA Waste terminates the Merger Agreement because it is required to sell, divest, dispose or hold separate assets or businesses with aggregate 1997 revenues in excess of $6.25 million or (ii) a fee equal to $1 million if TransAmerican terminates the Merger Agreement because of a material breach of a covenant by USA Waste. The Merger Agreement provides that all costs and expenses incurred with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that (i) the filing fee and expenses incurred in connection with the HSR filing shall be paid by USA Waste; (ii) all filing fees incurred in connection with the filing of the Proxy and Registration Statement, including any filing required under state blue sky or securities laws, shall be paid by USA Waste; and (iii) those expenses incurred in connection with printing the Proxy Statement/Prospectus shall be shared equally by USA Waste and TransAmerican. See "The Plan of Merger and Terms of the Merger--Termination Fees" and "--Expenses."

 Appraisal Rights

  Delaware law requires that holders of TransAmerican Common Stock who object to the Merger and who vote against or abstain from voting in favor of the Merger be afforded appraisal or dissenters' rights. See "The Merger--Appraisal Rights."

STOCKHOLDERS' COMPARATIVE RIGHTS

  The rights of stockholders of TransAmerican are currently governed by Delaware law, the Certificate of Incorporation and Bylaws of TransAmerican. The rights of stockholders of USA Waste are governed by Delaware law and the Certificate of Incorporation and Bylaws of USA Waste. See "Comparative Rights of Stockholders of USA Waste and TransAmerican."

MARKET PRICE DATA

  USA Waste Common Stock is traded on the NYSE under the symbol "UW." TransAmerican Common Stock is traded on the Nasdaq SmallCap Market under the symbol "WSTE." The following table sets forth the range of high and low per share sale prices since January 1, 1996 for the USA Waste Common Stock and the TransAmerican Common Stock as reported on the NYSE Composite Tape and the Nasdaq SmallCap Market, respectively.

                                                       USA WASTE   TRANSAMERICAN
                                                     COMMON STOCK  COMMON STOCK
                                                     ------------- -------------
                                                      HIGH   LOW    HIGH   LOW
                                                     ------ ------ -------------
1996
  First Quarter..................................... $25.63 $17.25  $2.31 $ 1.38
  Second Quarter....................................  32.63  24.00   2.84   1.31
  Third Quarter.....................................  34.13  22.75   3.06   1.38
  Fourth Quarter....................................  34.25  28.63   1.75   0.88
1997
  First Quarter..................................... $38.88 $28.63 $ 1.66 $ 1.00
  Second Quarter....................................  39.25  29.50   1.53   1.03
  Third Quarter.....................................  44.13  38.00   1.56   1.06
  Fourth Quarter....................................  41.75  32.63   1.63   1.00
1998
  First Quarter..................................... $46.88 $34.44 $ 1.78 $ 1.28

  On January 26, 1998, the last trading day prior to announcement by USA Waste and TransAmerican that they had reached an agreement concerning the Merger, the closing sale price of USA Waste Common Stock as reported on the NYSE Composite Tape was $34.75 per share, and the closing sale price of TransAmerican Common Stock as reported on the Nasdaq SmallCap Market was $1.38 per share. Assuming the Merger had occurred on such date, the equivalent market value per share of TransAmerican Common Stock, calculated by multiplying the closing sale price of USA Waste Common Stock by the Exchange Ratio, would have been $1.57.

  On March 31, 1998, the closing sale price of USA Waste Common Stock as reported on the NYSE Composite Tape was $44.56 per share, and the closing sale price of TransAmerican Common Stock as reported on the Nasdaq SmallCap Market was $1.78 per share. The market prices of shares of USA Waste Common Stock and TransAmerican Common Stock are subject to fluctuation. The market price of USA Waste Common Stock on the Closing Date, the date shares of USA Waste Common Stock are received by holders of TransAmerican Common Stock, or the date on which such shares of USA Waste Common Stock are eventually sold, may be more or less than the price of USA Waste Common Stock as of the date of this Proxy Statement/Prospectus. As a result, stockholders are urged to obtain current market quotations. TransAmerican has never declared or paid cash dividends on its common stock. USA Waste has never declared or paid cash dividends on its common stock. Although payment of dividends on USA Waste Common Stock is currently restricted by the terms of USA Waste's revolving credit facility, the Board of Directors of USA Waste may review its dividend policy in the future. See "Market Price Data--Dividend Information."

  Following the Merger, USA Waste Common Stock will continue to be traded on the NYSE under the symbol "UW", and the listing of TransAmerican Common Stock on the Nasdaq SmallCap Market will be terminated.

SELECTED HISTORICAL FINANCIAL DATA

  The following selected historical financial information of USA Waste for each of the five years in the period ended December 31, 1997, has been derived from historical audited financial statements. The historical financial data is not necessarily indicative of results to be expected after the Merger is consummated. The financial data should be read in conjunction with the separate audited financial statements and the notes thereto incorporated by reference herein. See "Available Information."

                            USA WASTE SERVICES, INC.

                                         YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------
                             1993        1994        1995        1996        1997
                          ----------  ----------  ----------  ----------  ----------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Operating revenues......  $  887,972  $1,043,687  $1,216,082  $1,649,131  $2,613,768
                          ----------  ----------  ----------  ----------  ----------
Costs and expenses:
 Operating (exclusive of
  depreciation and
  amortization shown
  below)................     514,483     596,868     672,117     881,401   1,345,769
 General and
  administrative........     144,623     159,097     169,686     200,101     284,946
 Depreciation and
  amortization..........     108,024     127,108     143,878     191,044     303,241
 Merger costs...........          --       3,782      26,539     126,626     109,411
 Unusual items..........       2,672       8,863       4,733      63,800      24,720
                          ----------  ----------  ----------  ----------  ----------
                             769,802     895,718   1,016,953   1,462,972   2,068,087
                          ----------  ----------  ----------  ----------  ----------
Income from operations..     118,170     147,969     199,129     186,159     545,681
                          ----------  ----------  ----------  ----------  ----------
Other income (expense):
 Shareholder litigation
  settlement and other
  litigation related
  costs.................      (5,500)    (79,400)         --          --          --
 Interest expense:
  Nonrecurring..........          --      (1,254)    (10,994)         --          --
  Other.................     (50,737)    (54,102)    (58,619)    (60,497)   (104,261)
 Interest income........       5,072       5,085       6,682       6,699       7,634
 Other income, net......       1,749       2,629       4,891       6,376      14,213
                          ----------  ----------  ----------  ----------  ----------
                             (49,416)   (127,042)    (58,040)    (47,422)    (82,414)
                          ----------  ----------  ----------  ----------  ----------
Income before income
 taxes and extraordinary
 item...................      68,754      20,927     141,089     138,737     463,267
Provision for income
 taxes..................      29,170       8,959      60,313      70,398     189,944
                          ----------  ----------  ----------  ----------  ----------
Income before
 extraordinary item.....      39,584      11,968      80,776      68,339     273,323
Extraordinary item, net
 of taxes...............          --          --          --          --      (6,293)
                          ----------  ----------  ----------  ----------  ----------
Net income..............  $   39,584  $   11,968  $   80,776  $   68,339  $  267,030
                          ==========  ==========  ==========  ==========  ==========
Basic earnings per
 common share:
 Income before
  extraordinary item....  $     0.32  $     0.08  $     0.56  $     0.39  $     1.31
 Extraordinary item.....          --          --          --          --       (0.03)
                          ----------  ----------  ----------  ----------  ----------
 Net income.............  $     0.32  $     0.08  $     0.56  $     0.39  $     1.28
                          ==========  ==========  ==========  ==========  ==========
Diluted earnings per
 common share:
 Income before
  extraordinary item....  $     0.32  $     0.08  $     0.54  $     0.37  $     1.26
 Extraordinary item.....          --          --          --          --       (0.03)
                          ----------  ----------  ----------  ----------  ----------
 Net income.............  $     0.32  $     0.08  $     0.54  $     0.37  $     1.23
                          ==========  ==========  ==========  ==========  ==========
BALANCE SHEET DATA (AT
 END OF PERIOD):
Working capital.........  $   37,565  $    1,901  $   26,134  $   31,842  $   86,736
Intangible assets, net..     196,353     250,551     433,944     804,251   1,645,985
Total assets............   1,617,422   1,833,099   2,455,102   3,631,547   6,622,845
Long-term debt,
 including current
 maturities.............     711,014     759,123     909,050   1,504,888   2,763,729
Stockholders' equity....     623,510     688,603   1,149,885   1,473,990   2,628,976

  The following selected historical financial information with respect to TransAmerican's balance sheets as of August 31, 1993, 1994 and 1995, and December 31, 1995, 1996 and 1997, and TransAmerican's statements of operations and cash flows for the years ended August 31, 1993, 1994 and 1995, four months ended December 31, 1995, and the years ended December 31, 1996 and 1997, has been derived from the historical audited consolidated financial statements of TransAmerican. The historical financial data is not necessarily indicative of results to be expected after the Merger is consummated. The financial data should be read in conjunction with the separate audited consolidated financial statements and the notes thereto incorporated by reference herein. TransAmerican prospectively changed its fiscal year end from August 31 to December 31, therefore the four month transition period ended December 31, 1995 has been presented. The selected historical financial information with respect to TransAmerican's balance sheets as of August 31, 1993, 1994 and 1995, and TransAmerican's statements of operations and cash flows for the years ended August 31, 1993 and 1994 has been derived from financial statements of TransAmerican which are not included herein. See "Available Information."

                      TRANSAMERICAN WASTE INDUSTRIES, INC.

                                                        FOUR
                                                       MONTHS
                                                       ENDED
                                                      DECEMBER   YEAR ENDED
                            YEAR ENDED AUGUST 31,       31,     DECEMBER 31,
                           -------------------------  -------- ----------------
                            1993     1994     1995      1995    1996     1997
                           -------  -------  -------  -------- -------  -------
                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CASH FLOW DATA:
Net cash provided (used)
 by:
Costs and expenses:
  Operating activities...  $   620  $(1,602) $  (514)  $  429  $ 1,977  $ 3,909
  Investment activities..   (3,961)  (7,245)  (8,310)  (3,030)  (6,738) (25,079)
  Financing activities...   11,658    3,055    6,648    1,863    4,563   22,543
                           -------  -------  -------   ------  -------  -------
   Total.................  $ 8,317  $(5,792) $(2,176)  $ (738) $  (198) $ 1,373
                           =======  =======  =======   ======  =======  =======
INCOME STATEMENT DATA:
  Revenue................  $ 8,775  $11,061  $ 7,350   $4,493  $16,022  $35,039
  Operating income
   (loss)................      754  (10,217)  (2,409)     123    2,421    5,726
  Net income (loss)......        8  (11,747)  (6,939)    (528)  (6,917)   1,310
  Earning (loss) per
   common share..........       --     (.75)    (.34)    (.02)    (.23)     .03
  Weighted average common
   shares................   15,030   15,574   20,507   29,580   30,281   42,615
  Diluted earnings (loss)
   per common and common
   equivalent share......       --     (.75)    (.34)    (.02)    (.23)     .03
  Weighted average common
   and common equivalent
   shares outstanding....   15,030   15,574   20,507   29,580   30,281   44,129
  Dividends per share....       --       --       --       --       --       --
                                 AUGUST 31,                 DECEMBER 31,
                           -------------------------  -------------------------
                            1993     1994     1995      1995    1996     1997
                           -------  -------  -------  -------- -------  -------
BALANCE SHEET DATA:
  Working capital
   (deficit).............  $ 7,699  $   593  $   769   $  471  $   140  $(1,025)
  Restricted cash, net...       --   10,361    6,153    8,931   13,400   15,929
  Property and equipment,
   net...................    1,683    8,505   18,499   20,927   27,052   43,075
  Total assets...........   29,370   38,601   41,938   46,071   52,674   91,875
  Long-term debt,
   including current
   maturities............   10,978   28,152   24,425   29,603   38,107   58,659
  Stockholders' equity...   12,561    1,415    7,879    7,433    1,636   11,781

PRO FORMA FINANCIAL INFORMATION

  No pro forma financial information relating to the Merger is presented herein because the Merger is not considered a significant business combination to USA Waste under Regulation S-X of the Exchange Act.

                                 RISK FACTORS

  In addition to the other information set forth in this Proxy
Statement/Prospectus, the following factors should be considered by the TransAmerican stockholders before voting on the proposals contained herein.

IMPACT OF WMI MERGER

  Successful consummation of the WMI Merger will initially alter the nature of USA Waste's business by significantly expanding USA Waste's domestic and international operations and by adding operations, such as hazardous waste disposal, waste to energy operations and environmental engineering activities. If the WMI Merger is consummated, USA Waste's financial position is expected to become more leveraged, which may limit its ability to incur additional indebtedness and maintain its financial flexibility and strength. The success of the WMI Merger will depend upon a number of factors, most importantly the ability of USA Waste to realize expected synergies from the combined operations of WMI and USA Waste. The consummation of the WMI Merger is subject to numerous conditions, and there can be no assurance that the WMI Merger will occur as planned.

STOCK PRICES MAY VARY IN RESPONSE TO CHANGES IN BUSINESS AND ECONOMIC
CONDITIONS

  The relative stock prices of the USA Waste Common Stock and the TransAmerican Common Stock at the Effective Time may vary significantly from the prices as of the date of execution of the Merger Agreement, the date hereof, the date on which TransAmerican stockholders vote on the Merger, the date that shares of USA Waste Common Stock are received by holders of TransAmerican Common Stock or the date on which such shares of USA Waste Common Stock are eventually sold due to, among other factors, changes in the business, operations and prospects of USA Waste or TransAmerican, as the case may be, market assessments of the likelihood that the Merger will be consummated and the timing thereof and general market and economic conditions. The Exchange Ratio will not be adjusted based on changes in the relative stock prices of the USA Waste Common Stock and the TransAmerican Common Stock.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the Merger by the Board of Directors of TransAmerican, TransAmerican stockholders should be aware that the directors and executive officers of TransAmerican have certain interests in the Merger that are different from, or in addition to, the interests of TransAmerican stockholders generally; such interests, together with other relevant factors, were considered by the Board of Directors of TransAmerican in making its recommendation and approving the Merger Agreement. See "The Merger--Interests of Certain Persons in the Merger."

ACQUISITION STRATEGY

  USA Waste regularly pursues opportunities to expand its services through the acquisition of additional solid waste management businesses and operations that can be effectively integrated with USA Waste's existing operations. In addition, USA Waste regularly pursues mergers and acquisition transactions, some of which are significant, in new markets where USA Waste believes that it can successfully become a provider of integrated solid waste management services. Since 1990, USA Waste has consummated mergers with five publicly traded companies, purchased assets from several other publicly traded companies, and acquired hundreds of privately owned entities in the solid waste industry. As one of the leading industry consolidators, USA Waste could announce other transactions with either publicly or privately owned businesses at any time. USA Waste's acquisition strategy involves certain potential risks associated with assessing, acquiring and integrating the operations of acquired companies. Although USA Waste has generally been successful in implementing its acquisition strategy, there can be no assurance that attractive acquisition opportunities will continue to be available to USA Waste, that USA Waste will have access to the capital required to finance potential acquisitions on satisfactory terms, or that any business acquired will prove profitable. Future acquisitions may result in the incurrence of additional indebtedness or the issuance of additional equity securities.

NEED FOR CAPITAL; FUTURE DEBT AND EQUITY FINANCINGS

  USA Waste expects to require additional capital from time to time to pursue its acquisition strategy and to fund internal growth. A portion of USA Waste's future capital requirements may be provided through future debt incurrences or issuances of equity securities. There can be no assurance that USA Waste will be successful in obtaining additional capital through such debt incurrences or issuances of additional equity securities.

  USA Waste has historically used variable rate debt under revolving bank credit arrangements as one method of financing its rapid growth. Although recent financings by USA Waste have reduced the amount of variable rate debt currently outstanding, USA Waste intends to continue to use variable rate debt as a financing alternative. To the extent that variable interest rates tend to fluctuate as general interest rates change, an increase in interest rates could have a material adverse effect on USA Waste's earnings in the future.

INTERNATIONAL OPERATIONS AND EXPANSION

  Significant portions of USA Waste's current operations are conducted in Canada, and USA Waste intends to continue to expand its Canadian operations. USA Waste's international operations will also significantly expand upon the consummation of the WMI Merger. Operations in foreign countries generally are subject to a number of risks inherent in any business operating in foreign countries, including political, social and economic instability, general strikes, nationalization of assets, currency restrictions and exchange rate fluctuations, nullification, modification or renegotiation of contracts, and governmental regulation, all of which are beyond the control of USA Waste. No prediction can be made as to how existing or future foreign governmental regulations in any jurisdiction may affect USA Waste in particular or the solid waste management industry in general.

PROFITABILITY MAY BE AFFECTED BY FACTORS BEYOND USA WASTE'S CONTROL, INCLUDING COMPETITION

  The waste management industry is highly competitive and requires substantial capital resources. The industry consists of two other large national waste management companies, WMI and Browning-Ferris Industries, Inc., as well as numerous local and regional companies of varying sizes and financial resources. USA Waste competes with numerous waste management companies, some of which have significantly larger operations and greater resources than USA Waste. On March 10, 1998, USA Waste and WMI entered into an agreement and plan of merger pursuant to which WMI will become a wholly owned subsidiary of USA Waste. USA Waste also competes with those counties and municipalities that maintain their own waste collection and disposal operations. These counties and municipalities may have financial advantages due to the availability to them of tax revenues and tax exempt financing. In addition, competitors may reduce the price of their services in an effort to expand sales volume or to win competitively bid municipal contracts. Profitability may also be affected by the increasing national emphasis on recycling, composting, incineration, and other waste reduction programs that could reduce the volume of solid waste collected or deposited in landfills.

CAPITALIZED EXPENDITURES

  In accordance with generally accepted accounting principles, USA Waste capitalizes certain expenditures and advances relating to its acquisitions, pending acquisitions and landfill development and expansion projects. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expenses as incurred. USA Waste's policy is to charge against earnings any unamortized capitalized expenditures and advances (net of any portion thereof that USA Waste estimates will be recoverable, through sale or otherwise) relating to any operation that is permanently shut down, any pending acquisition that is not consummated, and any landfill development or expansion project that is not successfully completed. There can be no assurance that USA Waste in future periods will not be required to incur a charge against earnings in accordance with such policy, which charge, depending upon the magnitude thereof, could have a material adverse effect on USA Waste's financial position or results of operations.

POTENTIAL ADVERSE EFFECT OF GOVERNMENT REGULATION

  USA Waste's operations are, and will be, subject to and substantially affected by federal, state and local laws, regulations, orders and permits, which govern environmental protection, health and safety, zoning and other matters. These regulations may impose restrictions on operations that could adversely affect USA Waste's results, such as limitations on the expansion of disposal facilities, limitations on or the banning of disposal of out-of-state waste or certain categories of waste or mandates regarding the disposal of solid waste. In particular, USA Waste is subject to extensive and evolving environmental and land use laws and regulations, which have become increasingly stringent. These laws and regulations affect USA Waste's businesses in a variety of ways. In order to develop and operate a landfill or other solid waste management facility, it is necessary to obtain and maintain in effect various facility permits and other governmental approvals, including those related to zoning, environmental protection and land use. These permit approvals are difficult, time consuming and costly to obtain and may be subject to community opposition by various local officials or citizens, regulatory delays, subsequent modifications and other uncertainties. There can be no assurance that USA Waste will be successful in obtaining and maintaining in effect permits and approvals required for the successful operation and growth of its business, including permits and approvals required for the development of additional disposal capacity needed to replace existing capacity that is exhausted. The siting, design, operation and closure of landfills are also subject to extensive federal and state regulations. These regulations could also require USA Waste to undertake investigatory or remedial activities, to curtail operations or to close a landfill temporarily or permanently. Furthermore, future changes in these regulations may require USA Waste to modify, supplement or replace equipment or facilities at costs which could be substantial.

POTENTIAL ENVIRONMENTAL LIABILITY AND LIMITED INSURANCE COVERAGE

  USA Waste may be subject to liability for environmental damage that its landfills, transfer stations and collection operations may have caused or may cause nearby landowners, particularly as a result of the contamination of drinking water sources or soil, including damage resulting from conditions existing prior to the acquisition of such assets or operations. Liability may also arise from any off-site environmental contamination caused by hazardous substances, the transportation, treatment or disposal of which was arranged for by USA Waste, TransAmerican or the predecessor owners of operations or assets acquired by such companies. Any substantial liability for environmental damage could materially adversely affect the operating results and financial condition of USA Waste.

  In the ordinary course of its businesses, USA Waste may become involved in a variety of legal and administrative proceedings relating to land use and environmental laws and regulations. These may include proceedings by federal, state or local agencies seeking to impose civil or criminal penalties on USA Waste for violations of such laws and regulations, or to impose liability on USA Waste under federal or state statutes, or to revoke, or deny renewal of, a permit; actions brought by citizens' groups, adjacent landowners or governmental entities opposing the issuance of a permit or approval to USA Waste or alleging violations of the permits pursuant to which USA Waste operates or laws or regulations to which USA Waste is subject; and actions seeking to impose liability on USA Waste for any environmental damage at its owned or operated facilities (or at facilities formerly owned by TransAmerican or USA Waste or its predecessors) or damage that those facilities or other properties may have caused to adjacent landowners or others, including groundwater or soil contamination. The adverse outcome of one or more of these proceedings could have a material adverse effect on USA Waste's financial position, results of operations or cash flows.

  During the ordinary course of its operations, USA Waste has from time to time received, and expects that it may in the future from time to time receive, citations or notices from governmental authorities that its operations are not in compliance with its permits or certain applicable environmental or land use laws and regulations. USA

Waste generally seeks to work with the authorities to resolve the issues raised by such citations or notices. There can be no assurance, however, that USA Waste will always be successful in this regard or that such future citations or notices will not have a material adverse effect on USA Waste's financial position, results of operations or cash flows.

  USA Waste's insurance for environmental liability is very limited because USA Waste believes that the cost for such insurance is high relative to the coverage it would provide. Due to the limited nature of such insurance coverage for environmental liability, if USA Waste were to incur liability for environmental damage, such liability could have a material adverse effect on USA Waste's financial position, results of operations or cash flows.

ALTERNATIVES TO LANDFILL DISPOSAL

  Alternatives to landfill disposal, such as recycling and composting, are increasingly being used. In addition, in certain of USA Waste's markets, incineration is an alternative to landfill disposal. There also has been an increasing trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain types of wastes, such as yard wastes, at landfills. These developments may result in the volume of waste going to landfills being reduced in certain areas, which may affect USA Waste's ability to operate its landfills at full capacity and the prices that can be charged for landfill disposal services.

NO DIVIDENDS

  USA Waste has never paid cash dividends on its common stock. Although payment of dividends on USA Waste Common Stock is currently restricted by the terms of USA Waste's revolving credit facility, the Board of Directors of USA Waste may review its dividend policy in the future. See "Market Price Data-- Dividend Information."

POTENTIAL EFFECT OF CERTAIN USA WASTE ANTI-TAKEOVER PROVISIONS

  Certain provisions of the USA Waste Restated Certificate of Incorporation (the "USA Waste Certificate") and USA Waste By-laws may have the effect of making more difficult an acquisition of USA Waste in a transaction that is not approved by the USA Waste Board of Directors. For example, the USA Waste Board of Directors is given the power to issue up to 10,000,000 shares of Preferred Stock of USA Waste in one or more series, and to fix the rights and preferences as to any such series, without further authorization of the holders of USA Waste Common Stock. In addition, the USA Waste Board of Directors is divided into three classes, each of which serves for a staggered three-year term, making it more difficult for a third party to gain control of the USA Waste Board of Directors. These provisions generally are designed to permit USA Waste to develop its businesses and foster its long-term growth without the disruption caused by the threat of a takeover not deemed by the USA Waste Board of Directors to be in the best interests of USA Waste and its stockholders. They may also have the effect of discouraging a third party from making a tender offer or otherwise attempting to gain control of USA Waste even though such an attempt might be economically beneficial to USA Waste and its stockholders. See "Comparative Rights of Stockholders of USA Waste and TransAmerican," and "Description of USA Waste Capital Stock--Preferred Stock."

                                  THE MEETING

DATE, TIME, AND PLACE OF THE MEETING

  The Meeting will be held at 9:00 a.m., Central Time, on May 6, 1998, at the Houstonian Hotel and Conference Center, 111 North Post Oak Lane, Houston, Texas.

PURPOSE OF THE MEETING

  The purpose of the Meeting is to consider and act upon a proposal to approve and adopt the Merger Agreement.

RECORD DATE AND OUTSTANDING SHARES

  Holders of record of TransAmerican Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Meeting. On the Record Date, there were 353 holders of record of TransAmerican Common Stock and 44,319,503 shares of TransAmerican Common Stock issued and outstanding. Each share of TransAmerican Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See "Security Ownership of Certain Beneficial Owners and Management" in TransAmerican's Annual Report on Form 10-K which accompanies this Proxy Statement/Prospectus, for information regarding persons known to management of TransAmerican to be the beneficial owners of more than 5% of the outstanding TransAmerican Common Stock.

  An automated system administered by the transfer agent of TransAmerican will be used to tabulate the votes at the Meeting. Abstentions and broker non-votes are counted as shares present in the determination of whether the shares of stock represented at the Meeting constitute a quorum. Both abstentions and broker non-votes will be counted as part of the total number of votes cast on the Merger proposal in determining whether the proposal has been approved by the stockholders. Thus, both abstentions and broker non-votes will have the same effect as a vote against such proposal.

VOTING AND REVOCATION OF PROXIES

  All properly executed proxies that are not revoked will be voted at the Meeting in accordance with the instructions contained therein. If a holder of TransAmerican Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by such proxy will be voted FOR approval and adoption of the Merger Agreement. A stockholder of TransAmerican who has executed and returned a proxy may revoke it at any time before it is voted at the Meeting by (a) executing and returning a proxy bearing a later date, (b) filing a written notice of such revocation with the Secretary of TransAmerican stating that the proxy is revoked or (c) attending the Meeting and voting in person.

  Delaware law requires that holders of TransAmerican Common Stock who object to the Merger and who vote against or abstain from voting in favor of the Merger be afforded any appraisal rights or the right to receive cash for their shares. See "The Merger--Appraisal Rights."

VOTE REQUIRED FOR APPROVAL

  The presence at the Meeting, in person or by proxy, of holders of a majority of the issued and outstanding shares of TransAmerican Common Stock entitled to vote at the Meeting will constitute a quorum for the transaction of business. Pursuant to Delaware law, approval and adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of TransAmerican Common Stock entitled to vote thereon. All executive officers and directors of TransAmerican have entered into voting agreements pursuant to which each such executive officer or director has agreed to vote the shares of TransAmerican Common Stock held by him in favor of the Merger Agreement. As of the Record Date, such individuals collectively had the right to vote approximately 7.9 million shares of TransAmerican Common Stock, representing approximately 17.8% of the outstanding shares of TransAmerican Common Stock on such date. See "Security Ownership of Certain Beneficial Owners and Management" in TransAmerican's Annual Report on Form 10-K which accompanies this Proxy Statement/Prospectus.

SOLICITATION OF PROXIES

  In addition to solicitation by mail, the directors, officers, and employees of TransAmerican may solicit proxies from the TransAmerican stockholders by personal interview, telephone, telegram, facsimile, or otherwise. TransAmerican will bear the costs of the solicitation of proxies from its stockholders, except that USA Waste will bear equally the cost of printing this Proxy Statement/Prospectus. Arrangements will be made with brokerage firms and other custodians, nominees, and fiduciaries who hold TransAmerican Common Stock of record for the forwarding of solicitation materials to the beneficial owners thereof. TransAmerican will reimburse brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them in connection therewith.

OTHER MATTERS

  At the date of this Proxy Statement/Prospectus, the Board of Directors of TransAmerican does not know of any business to be presented at the Meeting, other than as set forth in its notice accompanying this Proxy
Statement/Prospectus.

                                  THE MERGER

  The detailed terms and conditions of the Merger, including conditions to consummation of the Merger, are contained in the Merger Agreement, which is attached hereto as Appendix A and incorporated herein by reference. The following discussion sets forth a description of material terms and conditions of the Merger Agreement. The description in this Proxy Statement/Prospectus of the terms and conditions of the Merger is qualified in its entirety by reference to the Merger Agreement.

GENERAL DESCRIPTION OF THE MERGER

  The Merger Agreement provides that, at the Effective Time, Acquisition will merge with and into TransAmerican, whereupon TransAmerican will become a wholly owned subsidiary of USA Waste and each outstanding share of TransAmerican Common Stock will be converted into 0.045232 shares of USA Waste Common Stock, subject to adjustment as provided in the Merger Agreement. In addition, at the Effective Time, each issued and outstanding share of Acquisition Common Stock shall be converted into one share of common stock, par value $.001 per share, of the Surviving Corporation.

  Based upon the number of shares of USA Waste Common Stock and TransAmerican Common Stock outstanding as of March 31, 1998, and assuming approximately 2 million shares of USA Waste Common Stock will be issued pursuant to the Merger Agreement, approximately 221 million shares of USA Waste Common Stock will be outstanding immediately following the Effective Time.

  If the WMI Merger is consummated in accordance with its terms, based upon the number of shares of common stock of USA Waste, WMI and TransAmerican outstanding as of March 31, 1998, approximately 565 million shares of USA Waste Common Stock will be outstanding immediately after the effective date of the WMI Merger, of which approximately 2 million shares, representing 0.35% of the total number of outstanding shares, will be held by former holders of TransAmerican Common Stock.

BACKGROUND OF THE MERGER

  As a result of the acquisition of certain assets from USA Waste in January 1997, TransAmerican and USA Waste each became familiar with the activities and business of the other party.

  In October 1997, USA Waste approached TransAmerican with a proposal to exchange certain assets of USA Waste for certain assets of TransAmerican. TransAmerican and USA Waste entered into discussions regarding the possibility of entering into some type of business combination or asset exchange.

  In addition, representatives of TransAmerican had discussions regarding a possible business combination with a potential strategic buyer in the solid waste industry. The parties engaged in preliminary discussions from time to time in which they considered whether or not a merger or other business combination would be advisable and whether potential negotiations on material terms might be successful.

  On October 29, 1997, at a meeting of the Board of Directors of TransAmerican, the management team of TransAmerican briefed the Board of Directors on strategic alternatives for the future growth of TransAmerican, including but not limited to, a business combination with a publicly traded company or raising debt or equity capital. The Board of Directors directed the management team to continue to explore and investigate the strategic alternatives.

  Pursuant to the Board of Directors' instructions in the October 29, 1997 meeting of the Board, on November 11, 1997, the management teams of USA Waste and TransAmerican met to review the operations of the two companies and discuss the potential synergies, cost-savings and other benefits that would result from a business combination. USA Waste and TransAmerican executed a confidentiality agreement at this meeting.

  On November 15, 1997, the management teams again met and continued to discuss a potential business combination and TransAmerican provided additional information related to its operations to USA Waste.

  On November 25, 1997, the management teams of USA Waste and TransAmerican met to negotiate the basic terms of a potential business combination. TransAmerican continued to provide to USA Waste information related to its operations. The management team of USA Waste continued to analyze the individual properties held by TransAmerican and discussed the potential synergies of a business combination.

  On December 15, 1997 and continuing on December 16, 1997, TransAmerican provided, and USA Waste received, due diligence materials related to the operations, assets, liabilities and contracts of TransAmerican. TransAmerican developed a term sheet setting forth the proposed terms of the business combination based on its discussion with USA Waste.

  On December 16, 1997, certain members of the Board of Directors of TransAmerican held a meeting at which they reviewed the status of the discussions with USA Waste and the status of discussions with other business combination candidates. The directors engaged in a detailed discussion of the relative merits of the proposed transactions. At the conclusion of the meeting, the Board of Directors directed the management team to continue to pursue each of the alternative transactions simultaneously.

  After the Board of Directors' meeting, the management teams of USA Waste and TransAmerican met to discuss the proposed terms of the business combination and the schedule for completing a definitive agreement.

  On December 18, 1997, TransAmerican received the first draft of the proposed Agreement and Plan of Merger.

  On December 19, 1997, following the meeting described above, TransAmerican asked Dain Rauscher to act as its financial advisor in connection with a possible business combination with USA Waste.

  Between December 19, 1997 and January 10, 1998, the parties continued negotiating the Merger Agreement.

  On January 6 and 7, 1998, representatives of USA Waste conducted site visits to TransAmerican's facilities to review the status and certain due diligence matters with respect to such facilities.

  On January 10, 1998, the Board of Directors of TransAmerican held a special meeting at which the Board members discussed the proposed Merger. The Board of
Directors: (i) reviewed with TransAmerican's management and legal and financial advisors the proposed terms of the Merger and Merger Agreement; (ii) reviewed the strategic alternatives to the Merger; (iii) reviewed the procedures employed by management to pursue the most beneficial transaction for TransAmerican's stockholders; (iv) received presentations from TransAmerican's senior management and TransAmerican's financial and legal advisors; and (v) received a preliminary opinion from Dain Rauscher that the Exchange Ratio pursuant to the Merger Agreement was fair to the holders of TransAmerican's Common Stock. At such meeting, TransAmerican's Board unanimously approved the Merger Agreement subject to final approval of certain amendments by a committee established by the Board (such committee in its sole discretion could call a meeting of the entire Board to review and approve subsequent amendments to the Merger Agreement). Prior to entering into the Merger Agreement, the Board of Directors of TransAmerican evaluated the advisability of contacting the other potential strategic buyer with respect to its possible interest in a business combination. The TransAmerican Board of Directors weighed the likelihood of reaching a desirable agreement with USA Waste and the risks to the proposed USA Waste transaction of approaching the other potential merger partner at that time, against the Board's view that the other party was unlikely to propose or agree to a superior transaction and the Board's belief that, although the Merger Agreement would provide for a $3 million termination fee, such party would not be prevented from making a proposal following execution of an agreement with USA Waste. The Board of Directors concluded that it was not advisable for the Board to authorize management to contact the other potential merger partner.

  Between January 10, 1998 and January 26, 1998, certain members of senior management of USA Waste and TransAmerican negotiated further the terms and conditions of the Merger Agreement.

  On January 26, 1998, the TransAmerican Board held a special meeting, at which (i) the Board reviewed with TransAmerican's management and legal and financial advisors the proposed terms of the Merger and Merger Agreement and the anticipated effects of the Merger on TransAmerican and USA Waste, (ii) members of TransAmerican's senior management and TransAmerican's financial and legal advisors made presentations concerning the Merger, and (iii) Dain Rauscher rendered its opinion that, as of such date, the Exchange Ratio pursuant to the Merger Agreement was fair to the holders of TransAmerican Common Stock. At such meeting, the TransAmerican Board unanimously approved the Merger Agreement and recommended that the stockholders of TransAmerican vote in favor of the Merger.

  The Merger Agreement was executed late in the evening of January 26, 1998. A joint public announcement was made by the parties on the morning of January 27, 1998.

TRANSAMERICAN'S REASONS FOR THE MERGER

  In reaching its decision to approve the Merger Agreement and to recommend that TransAmerican's stockholders vote to approve and adopt the Merger Agreement, TransAmerican's Board of Directors considered, among other things, the following factors:

    (i) its knowledge of the historical and prospective business, operations, properties, assets, financial condition and operating results of TransAmerican including certain factors that limit TransAmerican's growth opportunities and operating profitability including (a) the high cost of capital limiting acquisition opportunities, (b) certain permit issues with respect to existing facilities, (c) mandated compliance with Subtitle D, and (d) certain liquidity needs combined with the high cost of satisfying the need for additional capital;

    (ii) presentations by TransAmerican's management with respect to the estimated synergies and benefits contemplated to be obtained in the Merger and the likely favorable impact of the proposed Merger on continued prospects for growth and acquisitions;

    (iii) the likelihood of completing the proposed transaction with USA Waste and USA Waste's historical record with respect to completion of similar transactions with publicly traded companies;

    (iv) the financial terms of the Merger and the opinion of Dain Rauscher dated January 26, 1998 and the opinion dated as of the date of this Proxy Statement/Prospectus as to the fairness of the Exchange Ratio pursuant to the Merger Agreement to the holders of TransAmerican Common Stock. See "-- Opinion of Financial Advisor to TransAmerican";

    (v) the terms of the Merger Agreement, including provisions regarding (a) the prohibition on the solicitation of other offers and the circumstances under which TransAmerican would be able to pursue unsolicited alternative proposals, (b) the potential adjustment to the Exchange Ratio resulting from the Net Debt calculation, and (c) the commitments that USA Waste had made with respect to actions that might be necessary in order to obtain approval under the HSR Act. See "The Plan of Merger and Terms of the Merger";

    (vi) the matters set forth herein under "--Interests of Certain Persons in the Merger." The Board noted that such factors gave certain directors and officers interests in the Merger in addition to their interests as stockholders of TransAmerican;

    (vii) its assessment of the historical and prospective business, operations, properties, assets, financial condition and operating results of USA Waste and the potential negative impact thereon of the matters discussed above under "Risk Factors." In that regard, the Board of Directors considered the financial presentation to the Board of Directors by Dain Rauscher summarized below under "--Opinion of Financial Advisor to TransAmerican." The Board also considered USA Waste's management's favorable record with respect to achieving synergies in connection with previous acquisitions;

    (viii) the historical trading prices for TransAmerican Common Stock, on the one hand, and USA Waste Common Stock, on the other;

    (ix) the time required to prepare and finalize a definitive merger agreement, receive all necessary approvals and complete the transaction;

    (x) the relative liquidity of the shares to be received by TransAmerican's stockholders as a result of the proposed transactions. USA Waste is traded on the NYSE with an average trading volume of approximately 1 million shares per day;

    (xi) the compatibility of the respective business strategies of USA Waste and TransAmerican; and

    (xii) the opportunity for TransAmerican stockholders to participate, as holders of USA Waste Common Stock, in a larger, stronger, more geographically diversified company, and to do so by means of a transaction which is designed to be tax-free to TransAmerican's stockholders and accounted for as a pooling of interests.

  The foregoing discussion of the information and factors considered by the TransAmerican Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the TransAmerican Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The TransAmerican Board viewed its determination as being based on the totality of the information presented to and considered by it and not on one particular factor. In addition, individual members of the TransAmerican Board may have given different weights to different factors. See "--Interests of Certain Persons in the Merger."

RECOMMENDATION OF THE BOARD OF DIRECTORS OF TRANSAMERICAN

  The Board of Directors of TransAmerican has unanimously approved the Merger Agreement and has directed that it be submitted to the stockholders of TransAmerican. THE TRANSAMERICAN BOARD UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF TRANSAMERICAN COMMON STOCK VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. See "--Background of the Merger" and "--TransAmerican's Reasons for the Merger." In considering the recommendation of TransAmerican's Board of Directors with respect to the Merger, TransAmerican stockholders should be aware that certain officers and directors of TransAmerican have direct or indirect interests in recommending the Merger, apart from their interests as stockholders of TransAmerican, which are separate from those of unaffiliated stockholders of TransAmerican. See "--Interests of Certain Persons in the Merger."

OPINION OF FINANCIAL ADVISOR TO TRANSAMERICAN

  The Board of Directors of TransAmerican engaged Dain Rauscher to evaluate the fairness, from a financial point of view, to the stockholders of TransAmerican Common Stock of the consideration to be received by them in connection with the Merger and, in such regard, to conduct such investigations as Dain Rauscher deemed appropriate.

  On January 26, 1998, Dain Rauscher rendered its opinion to the Board of Directors of TransAmerican that, as of such date, the consideration to be received by the holders of TransAmerican Common Stock pursuant to the Merger Agreement was fair from a financial point of view. Dain Rauscher confirmed, by delivery of its written opinion dated April 1, 1998, its opinion of January 26, 1998.

  The full text of Dain Rauscher's written opinion, which contains a description of the assumptions made, matters considered by Dain Rauscher, and the limits of its review undertaken in connection with its opinion, is attached hereto as Appendix B, and is incorporated herein by reference. Holders of TransAmerican Common Stock are urged to read such opinion in its entirety.

  Dain Rauscher, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. TransAmerican selected Dain Rauscher as its financial advisors because it is a recognized regional investment banking firm. Also, Dain Rauscher is familiar with TransAmerican, having prepared a fairness opinion relating to a January 1997 private placement of TransAmerican Common Stock.

  In connection with its opinion, Dain Rauscher reviewed certain internal financial information and certain publicly available information. Dain Rauscher also held discussions with members of the senior management of TransAmerican regarding the business and prospects of TransAmerican. In addition, Dain Rauscher reviewed the reported price and trading activity for TransAmerican Common Stock and USA Waste Common Stock, compared certain financial and stock market information for TransAmerican and USA Waste with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the waste management industry and performed such other studies and analyses as it considered appropriate. Dain Rauscher also reviewed the Merger Agreement.

  Dain Rauscher did not independently verify the information described above and, for purposes of its opinion, assumed the accuracy and completeness thereof. With respect to information relating to the prospects of TransAmerican, Dain Rauscher assumed that statements from management reflected the best currently available estimates and judgements of management of TransAmerican as to the likely future financial performance of TransAmerican. In addition, Dain Rauscher has not made an independent appraisal of specific assets of TransAmerican or any of its subsidiaries, and Dain Rauscher has not been furnished with any such appraisal. Dain Rauscher's opinion was provided for the information and assistance of the Board of Directors of TransAmerican in connection with its consideration of the transaction contemplated by the Merger Agreement, and such opinion does not constitute a recommendation as to how any holder of TransAmerican Common Stock should vote with respect to the Merger. Dain Rauscher's opinion was based on market, economic and other conditions as they existed and could be evaluated as of the date of Dain Rauscher's opinion.

  The following paragraphs summarize the principal analyses conducted by Dain Rauscher as a basis for its fairness opinion. Dain Rauscher's analysis noted that the initial stated consideration to be received by holders of TransAmerican Common Stock pursuant to the Merger Agreement was approximately
0.045 shares of USA Waste Common Stock. In rendering its opinion, Dain Rauscher took into account the likely downward adjustment to this exchange ratio based on TransAmerican's "Net Debt" (as defined) as of December 31, 1997, which TransAmerican's management had indicated would result in a likely final exchange ratio of approximately 0.0442.

    (i) Historical Stock Trading Analysis. Dain Rauscher reviewed the historical daily closing market prices, trading volumes and actual exchange ratios of TransAmerican Common Stock and USA Waste Common Stock for the period from January 2, 1996 to January 26, 1998. Dain Rauscher also reviewed the average monthly market closing prices and the exchange ratio of TransAmerican Common Stock and USA Waste Common Stock for the period from January 1997 to December 1997. Dain Rauscher noted that an exchange ratio of approximately 0.45 shares of USA Waste Common Stock for each share of TransAmerican Common Stock resulted in a 27% premium based on the closing market prices of TransAmerican Common Stock and USA Waste Common Stock on January 26, 1998. Dain Rauscher also noted that an exchange ratio of approximately 0.0442 shares of USA Waste Common Stock for each share of TransAmerican Common Stock resulted in a 16% premium based on the closing market prices of TransAmerican Common Stock and USA Waste Common Stock on January 26, 1998. In addition, Dain Rauscher noted that an exchange ratio of 0.045x has equaled or exceeded the actual exchange ratios based on the daily closing market prices between TransAmerican Common Stock and USA Waste Common Stock for the period from November 1996 to January 26, 1998, with the exception of one day.

    (ii) Selection Transaction Analysis. Dain Rauscher analyzed certain information relating to the following five selected transactions in the waste management industry for the period form September 1996 to September 1997: Sanifill/USA Waste, Continental Waste/Republic Industries, AAA Disposal Services/Republic Industries, Taormina Industries/Republic Industries and United Waste Systems/USA Waste (collectively the "Selected Transactions"). Based on aggregate enterprise consideration of $113.95 million ($70.75 million for TransAmerican's Common Stock plus $43.2 million in assumed debt) for

  TransAmerican, Dain Rauscher's analysis indicated the following multiples to TransAmerican's revenues, EBITDA, EBIT and net income for the trailing twelve months ended September 30, 1997: 4.0x, 16.3x, 26.5x and not meaningful, respectively. For the Selected Transaction, the transaction enterprise value to the respective targets' trailing twelve month revenues, EBITDA, EBIT and net income resulted in the following ranges of multiples:
  3.3x to 6.6x, 12.1x to 25.6x, 19.8x to 76.3x, and 32.0x to 80.0x,
  respectively.

    (iii) Price/Earnings Comparisons. Dain Rauscher considered a possible Merger value of $1.60 per share as a multiple of TransAmerican's earnings per share ("EPS") as estimated for 1997 ("1997E P/E Multiple") and 1998 ("1998E P/E Multiple") by TransAmerican management. Based on such information, the possible $1.60 Merger value was approximately 80 times estimated EPS for 1997 and 53-27 times estimated EPS for 1998. Dain Rauscher also took into account the price/earnings ratio of USA Waste Common Stock of 37 times trailing twelve months earnings, based on the closing market price for USA Waste Common Stock on January 6, 1998. Based on earnings estimates derived from securities industry sources, the price/earnings ratio for USA Waste Common Stock based on 1997 estimated earnings per share of $1.65 per share was 23.5x, and for estimated 1998 estimated earnings per share of $2.15 per share was 18.1x. Dain Rauscher also considered price/earnings ratios of a selected group of "industry consolidators" in various industries (which averaged 28.0x for 1997 estimated earnings per share and 21.7x for 1998 estimated earnings per share).

  Dain Rauscher also considered possible economies of scale and operating efficiencies relating to the combination (including lower insurance and bonding costs, potential acquisition prospects, and overhead elimination) and the larger market capitalization and more active trading volumes relating to the market for USA Waste Common Stock as compared to TransAmerican Common Stock.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Dain Rauscher's opinion. In arriving at its fairness determination, Dain Rauscher considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is identical to TransAmerican or USA Waste or the contemplated transaction. The analyses were prepared solely for the purpose of Dain Rauscher providing its opinion to the Board of Directors of TransAmerican as to the fairness of the Merger Agreement to the holders of TransAmerican Common Stock, and do not purport to be appraisals or necessarily reflect the prices at which business or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of TransAmerican, USA Waste, Dain Rauscher or any other person assume responsibility if future results are materially different from those forecast. As described above, Dain Rauscher's opinion to the Board of Directors of TransAmerican was one of many factors taken into consideration by the TransAmerican Board of Directors in making its determination to approve the Merger Agreement.

  Pursuant to a letter agreement dated January 6, 1998 (the "Dain Rauscher Engagement Letter"), TransAmerican engaged Dain Rauscher to act as its financial advisor to provide the fairness opinion described above in connection with the Merger. Pursuant to the terms of the Dain Rauscher Engagement Letter, TransAmerican has paid Dain Rauscher $150,000 and has agreed to reimburse Dain Rauscher for certain out-of-pocket expenses, including attorney's fees, and to indemnify Dain Rauscher against certain liabilities, including certain liabilities under the federal securities laws.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain officers and directors of TransAmerican have direct or indirect interests in recommending the Merger apart from their interests as stockholders of TransAmerican, which are separate from those of unaffiliated stockholders of TransAmerican. Such interests include: (i) USA Waste will offer to enter into a consulting and non-competition agreement with J. David Green, Senior Vice President, General Counsel and Secretary of TransAmerican, such agreement to be effective at the Effective Time and it is expected that Mr. Green will enter into such agreement; (ii) USA Waste has offered to enter into an employment or consulting agreement with Jerome Kruszka, President and Chief Operating Officer of TransAmerican, and negotiations with respect to such agreement are continuing; (iii) all officers and directors of TransAmerican hold vested and unvested TransAmerican Options, all of which options vest at the Effective Time and are expected to be automatically converted at the Effective Time into an option to purchase a number of shares of USA Waste Common Stock equal to the number of shares of TransAmerican's Common Stock that could have been purchased under the TransAmerican Options multiplied by the Exchange Ratio, as adjusted, at a price per share of USA Waste Common Stock equal to the option exercise price determined pursuant to the TransAmerican Option divided by the Exchange Ratio, as adjusted; (iv) pursuant to the terms of their respective severance agreements with TransAmerican, certain officers of TransAmerican including Tom J. Fatjo, Jr., Jerome Kruszka, J. David Green, Tom J. Fatjo, III and Michael L. Paxton will have the right to receive severance payments upon consummation of the Merger in an aggregate amount of approximately $1.1 million; (v) any vesting requirements set forth in that certain stock participation plan pursuant to which officers and directors were to receive shares of TransAmerican Common Stock over a five-year period shall lapse and the shares issuable thereunder shall automatically vest; and (vi) pursuant to the Merger Agreement, officers, directors and employees of TransAmerican will be indemnified by USA Waste and TransAmerican against certain liabilities.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

  The following is a discussion of the material federal income tax consequences generally applicable to holders of TransAmerican Common Stock who, pursuant to the Merger, exchange their TransAmerican Common Stock solely for USA Waste Common Stock. The summary does not purport to deal with all aspects of federal income taxation that may affect particular stockholders in light of their individual circumstances and is not intended for holders of TransAmerican Common Stock subject to special treatment under federal income tax law (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign persons or entities, holders of TransAmerican Common Stock who do not hold their stock as capital assets and holders of TransAmerican Common Stock who have acquired their stock upon the exercise of employee options or otherwise as compensation). The summary does not address federal income tax consequences related to any TransAmerican Option, TransAmerican Warrant or TransAmerican convertible debentures. In addition, this discussion does not consider the effect of any applicable state, local or foreign tax laws. Accordingly, each TransAmerican stockholder is strongly urged to consult with his or her tax advisor to determine the tax consequences of the Merger.

  The following summary is based upon current provisions of the Code, currently applicable Treasury regulations, and judicial and administrative decisions and rulings. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth herein, and any such changes or interpretations could be retroactive and could affect the tax consequences to the stockholders of TransAmerican.

 Tax Opinion

  Consummation of the Merger is conditioned upon the receipt by TransAmerican of an opinion of Mayor, Day, Caldwell & Keeton, L.L.P., dated the Closing Date, addressed to TransAmerican and in form and substance satisfactory to TransAmerican, which opinion will be based on certain representations of USA Waste and TransAmerican, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. There can be no assurance that the Internal Revenue Service ("IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought concerning the federal income tax consequences of the Merger. An opinion of counsel expresses what counsel believes a court should properly hold if presented with the issue which is the subject of the opinion. An opinion is not a guarantee of a certain tax treatment and is not binding on the IRS or the courts. The following discussion assumes that the Merger will be treated in the manner described in the opinion of Mayor, Day, Caldwell & Keeton, L.L.P.

 Treatment of Holders of TransAmerican Common Stock

  Except as discussed below under "--Cash in Lieu of Fractional Shares" and "--Transfer Taxes," a holder of TransAmerican Common Stock who, pursuant to the Merger, exchanges TransAmerican Common Stock for USA Waste Common Stock generally will not recognize gain or loss upon such exchange. Such holder's aggregate tax basis in the USA Waste Common Stock received pursuant to the Merger will be equal to its aggregate tax basis in the TransAmerican Common Stock surrendered in the exchange (reduced by any tax basis allocable to fractional shares exchanged for cash) and its holding period for the USA Waste Common Stock will include its holding period for the TransAmerican Common Stock surrendered.

 Cash in Lieu of Fractional Shares

  No fractional shares of USA Waste Common Stock will be issued upon the surrender for exchange of certificates representing shares of TransAmerican Common Stock. A holder of TransAmerican Common Stock who receives cash in lieu of fractional shares of USA Waste Common Stock will be treated as having received such fractional shares pursuant to the Merger and then as having sold such fractional shares for cash in a redemption by USA Waste. Any gain or loss attributable to fractional shares generally will be capital gain or loss. The amount of such gain or loss will be equal to the difference between the portion of the tax basis of the TransAmerican Common Stock surrendered in the Merger that is allocated to such fractional shares and the cash received in lieu thereof. Capital gain on assets held for more than one year recognized by certain non-corporate stockholders is subject to federal income tax at preferential capital gains rates, and such gain recognized with respect to an asset with a holding period of more than 18 months is generally subject to federal income tax at further reduced capital gains rates.

 Reporting Requirements

  Unless an exemption applies under the applicable law and regulations, the Exchange Agent may be required to withhold, and, if required, will withhold, 31% of any cash payments to a holder of TransAmerican Common Stock in the Merger unless such holder provides the appropriate form. A holder should complete and sign the Substitute Form W-9 enclosed with the letter of transmittal sent by the Exchange Agent so as to provide the information (including the holder's taxpayer identification number) and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Exchange Agent.

  THE FOREGOING SUMMARY OF CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER WITH RESPECT TO HOLDERS OF TRANSAMERICAN COMMON STOCK IS WITHOUT REFERENCE TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY PARTICULAR HOLDER. IN ADDITION, THE FOREGOING SUMMARY DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER NOR DOES IT ADDRESS THE TAX CONSEQUENCES OF ANY TRANSACTIONS OTHER THAN THE MERGER OR ANY ASPECT OF THE MERGER NOT INVOLVING THE EXCHANGE OF TRANSAMERICAN COMMON STOCK. ACCORDINGLY, EACH HOLDER OF TRANSAMERICAN COMMON STOCK IS STRONGLY URGED TO CONSULT WITH SUCH HOLDER'S TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER.

ACCOUNTING TREATMENT

  It is anticipated that the Merger will be accounted for using the "pooling of interests" method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling of interests method of accounting assumes that the combining companies have been merged from inception, and the historical financial statements for periods prior to consummation of the Merger are restated as though the companies had been combined from inception.

  It is a condition to each party's obligation to consummate the Merger that USA Waste shall have received a letter from Coopers & Lybrand L.L.P., dated the Closing Date, to the effect that the Merger will qualify for a pooling of interests accounting treatment if consummated in accordance with the Merger Agreement. Furthermore, it is a condition to each party's obligation to consummate the Merger that TransAmerican shall have received a letter from Arthur Andersen LLP, dated the Closing Date, regarding such firm's concurrence with TransAmerican's management's conclusions that no conditions exist related to TransAmerican that would preclude USA Waste's accounting for the Merger with TransAmerican as a pooling of interests under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement.

  If the number of TransAmerican stockholders entitled to vote on the Merger who exercise their appraisal rights pursuant to Section 262 of the DGCL exceed a certail level, the Merger will not qualify as a pooling of interests for accounting purposes. Consequently, neither Arthur Andersen LLP nor Coopers & Lybrand L.L.P. would be able to deliver their respective pooling of interest letters as contemplated by the Merger Agreement, and the parties would then not be obligated to consummate the Merger. See "The Merger--Appraisal Rights" and "The Plan of Merger and Terms of the Merger--Conditions to the Merger."

GOVERNMENT AND REGULATORY APPROVALS

  Transactions such as the Merger are reviewed by the Antitrust Division and the FTC to determine whether they comply with applicable antitrust laws. Under the provisions of the HSR Act, the Merger may not be consummated until such time as the specified waiting period requirements of the HSR Act have been satisfied. TransAmerican and USA Waste filed notification reports with the Antitrust Division and FTC under the HSR Act on February 4, 1998 and February 5, 1998, respectively. On March 6, 1998, the Antitrust Division issued the Second Request to USA Waste and TransAmerican. The Second Request extends the waiting period under the HSR Act to 20 days from the date that the Antitrust Division receives the requested information and documents, unless the waiting period is terminated earlier. The waiting period may then be extended only by court order or with the consent of the parties. USA Waste and TransAmerican have held discussions with the Antitrust Division regarding its concerns with respect to the Merger, and USA Waste and TransAmerican are in the process of preparing a response to the Second Request. USA Waste and TransAmerican expect to submit their responses to the Second Request no later than April 8, 1998, and thus, the waiting period under the HSR Act should expire prior to the date of the Meeting.

  The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Merger. At any time before or after the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger or seeking divestiture of substantial assets of USA Waste or TransAmerican or their subsidiaries. Private parties and state attorneys general may also bring an action under the antitrust laws under certain circumstances. TransAmerican previously acquired landfill and collection assets in Houston, Texas from USA Waste pursuant to a consent decree entered into by USA Waste which remains binding on USA Waste and TransAmerican. There can be no assurance that these landfill and collection assets will not have to be divested in connection with the Merger. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result. See "The Plan of Merger and Terms of the Merger--Cooperation."

  Consummation of the Merger is conditioned upon all governmental waivers, consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated thereby, and all consents from lenders required to consummate the Merger, having been obtained and being in effect at the Effective Time.

APPRAISAL RIGHTS

  Delaware law requires that holders of TransAmerican Common Stock who object to the Merger and who vote against or abstain from voting in favor of the Merger be afforded appraisal or dissenters' rights or the right to receive cash for their shares in connection with the Merger pursuant to Section 262 of the DGCL.

  The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 which is attached to this Proxy Statement/Prospectus as Appendix C. All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of TransAmerican Common Stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of TransAmerican Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

  Under the DGCL, holders of shares of TransAmerican Common Stock who follow the procedures set forth in Section 262 will be entitled to have their shares of TransAmerican Common Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

  Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the Meeting, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that such appraisal rights are available and include in such notice a copy of Section 262. This Proxy Statement/Prospectus shall constitute such notice, and the applicable statutory provisions are attached to this Proxy Statement/Prospectus as Appendix C. Any holder of TransAmerican Common Stock who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Appendix C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

  A holder of shares of TransAmerican Common Stock wishing to exercise his, her or its appraisal rights must deliver to TransAmerican, before the vote on the Merger at the Meeting, a written demand for appraisal of his, her or its shares of TransAmerican Common Stock and must not vote in favor of the Merger. Because a duly executed proxy which does not contain voting instructions will, unless revoked, be voted for the Merger, a holder of shares of TransAmerican Common Stock who votes by proxy and who wishes to exercise his, her or its appraisal rights must (i) vote against the Merger, or (ii) abstain from voting on the Merger. A vote against the Merger, in person or by proxy, will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. In addition, a holder of shares of TransAmerican Common Stock wishing to exercise his, her or its appraisal rights must hold of record such shares on the date the written demand for appraisal is made and must continue to hold such shares of record until the Effective Time. If any holder of shares of TransAmerican Common Stock fails to comply with any of these conditions and the Merger becomes effective, the holder of shares of TransAmerican Common Stock will be entitled to receive the consideration receivable with respect to such shares in the absence of a valid assertion of appraisal rights in accordance with the Merger Agreement.

  Only a holder of record of shares of TransAmerican Common Stock is entitled to assert appraisal rights for the shares of TransAmerican Common Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as his, her or its name appears on his, her or its stock certificates, and must state that the stockholder intends thereby to demand appraisal of his, her or its shares in connection with the Merger. If the shares of TransAmerican Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of TransAmerican Common Stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds shares of TransAmerican Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of TransAmerican Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of TransAmerican Common Stock held for other beneficial owners; in such case, however, the written demand should set forth the number of shares of

TransAmerican Common Stock as to which appraisal is sought and where no number of shares of TransAmerican Common Stock is expressly mentioned the demand will be presumed to cover all shares of TransAmerican Common Stock held in the name of the record owner. Stockholders who hold their shares of TransAmerican Common Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

  All written demands for appraisal pursuant to Section 262 should be sent or delivered to TransAmerican at 10554 Tanner Road, Houston, Texas 77041,
Attention: Corporate Secretary.

  Within ten days after the Effective Time, TransAmerican, as the surviving corporation of the Merger, must notify each holder of TransAmerican Common Stock who has complied with Section 262 and has not voted in favor of or consented to the Merger of the date that the Merger has become effective. Within 120 days after the Effective Time, but not thereafter, TransAmerican or any holder of TransAmerican Common Stock who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of his, her or its shares of TransAmerican Common Stock. TransAmerican is under no obligation to and has no present intention to file such a petition. Accordingly, it is the obligation of the holders of TransAmerican Common Stock to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

  Within 120 days after the Effective Time, any holder of TransAmerican Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from TransAmerican a statement setting forth the aggregate number of shares of TransAmerican Common Stock entitled to demand appraisal rights not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within ten days after a written request therefor has been received by TransAmerican or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later.

  If a petition for an appraisal is timely filed by a holder of shares of TransAmerican Common Stock entitled to demand appraisal rights and a copy thereof is served upon TransAmerican, TransAmerican will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all holders of TransAmerican Common Stock who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to such stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those holders of TransAmerican Common Stock who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the holders of shares of TransAmerican Common Stock who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

  After determining the holders of TransAmerican Common Stock entitled to appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders of TransAmerican Common Stock considering seeking appraisal should be aware that the fair value of their shares of TransAmerican Common Stock as determined in an appraisal proceeding under Section 262 could be more than, the same as or less than the value of the shares they would receive or continue to hold, as the case may be, pursuant to the Merger if they did not seek appraisal of their shares of TransAmerican Common Stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceeding. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of TransAmerican Common Stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged against the value of all the shares of TransAmerican Common Stock entitled to be appraised.

  Any holder of shares of TransAmerican Common Stock who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the shares of TransAmerican Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of TransAmerican Common Stock (except dividends or other distributions payable to holders of record of TransAmerican Common Stock as of a record date prior to the Effective Time).

  If any stockholder who demands appraisal of his, her or its shares of TransAmerican Common Stock under Section 262 fails to perfect, or effectively withdraws or loses, his, her or its right to appraisal, as provided in the DGCL, the shares of TransAmerican Common Stock of such stockholder will be converted into the right to receive shares of USA Waste Common Stock pursuant to the Merger Agreement as described herein (without interest). A stockholder will fail to perfect, or effectively loses or withdraws, his, her or its right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers to TransAmerican a written withdrawal of his, her or its demand for appraisal and an acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of TransAmerican and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

  FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

  If the number of TransAmerican stockholders entitled to vote on the Merger who exercise their appraisal rights pursuant to Section 262 of the DGCL exceed a certain level, the Merger will not qualify as a pooling of interests for accounting purposes. Consequently, neither Arthur Andersen LLP nor Coopers & Lybrand L.L.P. would be able to deliver their respective pooling of interests letters as contemplated by the Merger Agreement, and the parties would then not be obligated to consummate the Merger. See "The Merger--Accounting Treatment" and "The Plan of Merger and Terms of the Merger--Conditions to the Merger."

RESTRICTIONS ON RESALES BY AFFILIATES

  The shares of USA Waste Common Stock received by TransAmerican stockholders in connection with the Merger have been registered under the Securities Act and, except as set forth below, may be traded without restriction. The shares of USA Waste Common Stock issued in the Merger and received by persons who are deemed to be "affiliates" (as that term is defined in Rule 144 under the Securities Act) of TransAmerican prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or, in the case of persons who become affiliates of USA Waste, Rule 144 under the Securities Act) or as otherwise permitted under the Securities Act. The Merger Agreement provides that TransAmerican will cause each of its principal executive officers, each director and each other person who is an "affiliate" of TransAmerican to deliver to USA Waste on or prior to the Effective Time a written agreement to the effect that such persons will not offer to sell, sell or otherwise dispose of any shares of USA Waste Common Stock issued in the Merger except, in each case, pursuant to an effective registration statement or in compliance with Rule 145 or in a transaction which, in the opinion of legal counsel satisfactory to USA Waste, is exempt from the registration requirements of the Securities Act and, in any case, until after the results covering 30 days of post-Merger combined operations of USA Waste and TransAmerican have been filed with the Commission, sent to stockholders of USA Waste or otherwise publicly issued.

  Under Commission guidelines interpreting generally accepted accounting principles ("GAAP"), with certain limited exceptions, the sale of USA Waste Common Stock by an affiliate of either USA Waste or TransAmerican generally within 30 days prior to the Effective Time or thereafter prior to the publication of results that include a minimum of at least 30 days of combined operations of USA Waste and TransAmerican after the Effective Time could preclude pooling of interests accounting treatment for the Merger.

                  THE PLAN OF MERGER AND TERMS OF THE MERGER

  The following summary of the terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Appendix A. Certain capitalized terms used herein without definition have the respective meanings set forth in the Merger Agreement.

EFFECTIVE TIME OF THE MERGER

  The Merger will become effective at such time as shall be stated in the Certificate of Merger, which shall be in a form mutually acceptable to USA Waste and TransAmerican, and shall be filed with the Secretary of State of the State of Delaware in accordance with the DGCL (the "Merger Filing"). The Merger Filing shall be made simultaneously with, or as soon as practicable after, the closing of the transactions contemplated by the Merger Agreement in accordance with the Merger Agreement.

MANNER AND BASIS FOR CONVERTING SHARES

  At the Effective Time, each outstanding share of TransAmerican Common Stock (other than shares owned by USA Waste and its subsidiaries) will be converted into the right to receive, without interest, 0.045232 shares of USA Waste Common Stock (as adjusted, the "Exchange Ratio"). In addition, at the Effective Time, each issued and outstanding share of Acquisition Common Stock will be converted into one share of common stock, par value $.001 per share, of the Surviving Corporation.

  To the extent Net Debt (as defined below) calculated as of the last day of the calendar month immediately preceding the Meeting exceeds $43.2 million (the "Net Debt Threshold"), the Exchange Ratio shall be adjusted downward and determined as follows: (i) subtract from 2,000,000 that number which is the quotient of (A) the excess of Net Debt over the Net Debt Threshold and (B) $38.00, and (ii) then divide the resulting number by 44,216,250. "Net Debt" shall mean TransAmerican's (i) long-term debt, less current portion plus (ii) net working capital deficiency resulting from total current assets less total current liabilities (including all prepayment costs, penalties and fees relating to binding agreements that have been entered into for the retirement of debt pursuant to Section 8.3(e) of the Merger Agreement, but excluding any expenses or accruals for the actual transaction costs incurred (not in excess of $375,000 plus such other amounts as may be charged by Arthur Andersen for preparation of the report required to be delivered pursuant to Section 8.3(g) of the Merger Agreement) or for severance costs or stay bonuses (reasonably estimated at $1.4 million)), less (iii) the cash restricted for developmental projects which is classified as a non-current asset, in each case as determined in accordance with GAAP as applied by TransAmerican in its previously filed reports and financial statements.

  After the Effective Time, the stock transfer books of TransAmerican will be closed. SHARE CERTIFICATES SHOULD NOT BE SURRENDERED FOR EXCHANGE BY STOCKHOLDERS OF TRANSAMERICAN PRIOR TO APPROVAL OF THE MERGER AND THE RECEIPT OF A LETTER OF TRANSMITTAL.

  No certificates or scrip for fractional shares of USA Waste Common Stock will be issued in the Merger and no USA Waste Common Stock dividend, stock split or interest shall relate to any fractional security, and such fractional interests will not entitle the owner thereof to vote or to any other rights of a security holder. In lieu of any such fractional shares, each holder of shares of TransAmerican Common Stock who would otherwise have been entitled to receive a fraction of a share of USA Waste Common Stock upon surrender of TransAmerican certificates for exchange pursuant to the Merger Agreement will be entitled to receive from the Exchange Agent a cash payment equal to such fraction multiplied by $38.00.

  From and after the Effective Time, each holder of an outstanding certificate which immediately prior to the Effective Time represented shares of TransAmerican Common Stock will be entitled to receive in exchange therefor, upon surrender thereof to the Exchange Agent, a certificate or certificates representing the number of whole shares of USA Waste Common Stock to which such holder is entitled pursuant to the Merger Agreement. Until holders or transferees of certificates theretofore representing shares of TransAmerican Common Stock have surrendered them for exchange as provided herein, no dividends or other distributions will be paid with respect to any shares represented by such certificates and no payment for fractional shares will be made and, without regard to when such certificates representing shares of TransAmerican Common Stock are surrendered for exchange as provided herein, no interest will be paid on any dividends or other distributions or any payment for fractional shares. Upon surrender of a certificate which, immediately prior to the Effective Time, represented shares of TransAmerican Common Stock, there will be paid to the holder of such certificate the amount of any dividends or other distributions which theretofore became payable, but which were not paid by reason of the foregoing, with respect to the number of whole shares of USA Waste Common Stock represented by the certificate or certificates issued upon such surrender.

CONVERSION OF TRANSAMERICAN OPTIONS

  The Merger Agreement provides that, prior to the Effective Time, TransAmerican shall use reasonable efforts to cause each holder of a TransAmerican Option to exercise such option into shares of TransAmerican Common Stock effective as of the Closing Date. In the event that some holders of TransAmerican Options fail to exercise such options, then, prior to the Effective Time, TransAmerican and USA Waste shall take such action as may be necessary to cause each unexpired and unexercised TransAmerican Option to be automatically converted at the Effective Time into a USA Waste Option to purchase the number of shares of USA Waste Common Stock equal to the number of shares of TransAmerican Common Stock that could have been purchased under the TransAmerican Option multiplied by the Exchange Ratio, as adjusted, at a price per share of USA Waste Common Stock equal to the option exercise price determined pursuant to the TransAmerican Option divided by the Exchange Ratio, as adjusted, and subject to the same terms and conditions as the TransAmerican Option.

CONVERSION OF TRANSAMERICAN WARRANTS

  The Merger Agreement provides that, prior to the Effective Time, TransAmerican shall use reasonable efforts to cause each holder of a TransAmerican Warrant to exercise such warrant into shares of TransAmerican Common Stock effective as of the Closing Date. In the event that some holders of TransAmerican Warrants fail to exercise such warrants, each unexpired TransAmerican Warrant that is outstanding at the Effective Time, whether or not exercisable, will automatically be converted into a USA Waste Warrant to purchase a number of shares of USA Waste Common Stock equal to the number of shares of TransAmerican Common Stock that could be purchased under such warrant multiplied by the Exchange Ratio, as adjusted, at a price per share of USA Waste Common Stock equal to the per share exercise price of such warrant divided by the Exchange Ratio, as adjusted, and subject to the same terms and conditions as the TransAmerican Warrant.

CONVERSION OF TRANSAMERICAN CONVERTIBLE DEBENTURES

  The Merger Agreement provides that, prior to the Effective Time, TransAmerican shall use reasonable efforts to cause each holder of a TransAmerican convertible debenture to convert such convertible debenture into shares of TransAmerican Common Stock effective as of the Closing Date. In the event that some holders of TransAmerican convertible debentures fail to convert such convertible debentures, then each TransAmerican convertible debenture that is outstanding at the Effective Time, whether or not convertible, shall automatically and without any action on the part of the holder thereof be convertible into a number of shares of USA Waste Common Stock equal to the number of shares of TransAmerican Common Stock that could be issued upon conversion of the convertible debenture multiplied by the Exchange Ratio, as adjusted, at a price per share of USA Waste Common Stock equal to the per share conversion price set forth in the debenture divided by the Exchange Ratio, as adjusted.

EMPLOYEE PLANS AND BENEFITS AND EMPLOYMENT CONTRACTS

  The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation and its subsidiaries will honor in accordance with their terms all existing written employment, severance, consulting and salary continuation agreements between TransAmerican or any of its subsidiaries and any current or former officer, director, employee or consultant of TransAmerican or any of its subsidiaries or group of such officers, directors, employees or consultants described in the TransAmerican Disclosure Schedule attached to the Merger Agreement.

  To the extent permitted under applicable law, each employee of TransAmerican or its subsidiaries shall be given credit for all service with TransAmerican or its subsidiaries (or service credited by TransAmerican or its subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by USA Waste or the Surviving Corporation in which they participate or in which they become participants for purposes of eligibility, vesting and benefit accrual including, without limitation, for purposes of determining (i) short-term and long-term disability benefits, (ii) severance benefits, (iii) vacation benefits and (iv) benefits under any retirement plan.

  The Merger Agreement specifically provides that these provisions shall survive the consummation of the Merger at the Effective Time and shall continue without limit, and are intended to benefit and bind TransAmerican, the Surviving Corporation and any other person or entity referenced in the Merger Agreement with respect to these provisions, each of whom may enforce these provisions (whether or not parties to the Merger Agreement).

CONDITIONS TO THE MERGER

  The respective obligations of USA Waste and TransAmerican to effect the Merger are subject to the fulfillment at or prior to the Closing Date of the following conditions: (a) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the requisite vote of the stockholders of TransAmerican under applicable law; (b) the shares of USA Waste Common Stock issuable in the Merger and those to be reserved for issuance upon exercise of stock options or warrants or the conversion of convertible securities shall have been authorized for listing on the NYSE upon official notice of issuance; (c) the waiting period applicable to consummation of the Merger under the HSR Act shall have expired or been terminated; (d) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding for that purpose shall have been instituted by the Commission or any state regulatory authority; (e) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order or decree lifted); (f) no statute, rule or regulation shall have been enacted by any state or federal government or governmental agency in the United States which would prevent the consummation of the Merger or make the Merger illegal; (g) all material consents from lenders required to consummate the Merger shall have been obtained and be in effect at the Effective Time; (h) Coopers & Lybrand L.L.P., independent accountants for USA Waste, shall have delivered a letter, dated the Closing Date, addressed to USA Waste, in form and substance reasonably satisfactory to USA Waste, to the effect that the merger will qualify for "pooling of interests" accounting treatment if consummated in accordance with the Merger Agreement; and (i) each of the parties to the Merger Agreement shall have received a letter dated the Closing Date from Arthur Andersen LLP regarding such firm's concurrence with TransAmerican's management's conclusions that no conditions exist related to TransAmerican that would preclude USA Waste's accounting for the Merger as a "pooling of interests" under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement.

  The obligation of TransAmerican to effect the Merger is further subject to the fulfillment at or prior to the Closing Date of the following additional conditions, unless waived by TransAmerican: (a) USA Waste and Acquisition shall have performed in all material respects their agreements in the Merger Agreement required to be performed on or prior to the Closing Date, and the representations and warranties of USA Waste and Acquisition contained in the Merger Agreement shall be true and correct on and as of the date made and (except to the extent that such representations and warranties speak as of an earlier date) on and as of the Closing Date as if made at and as of such date, and TransAmerican shall have received a certificate of the Chairman of the Board and Chief Executive Officer, the President or a Vice President of USA Waste and of the President and Chief Executive Officer or a Vice President of Acquisition to that effect; (b) TransAmerican shall have received an opinion of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., in form and substance reasonably satisfactory to TransAmerican; and (c) TransAmerican shall have received an opinion from Mayor, Day, Caldwell & Keeton, L.L.P., reasonably acceptable to TransAmerican, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

  The obligation of USA Waste and Acquisition to effect the Merger is further subject to the fulfillment at or prior to the Closing Date of the following additional conditions, unless waived by USA Waste and Acquisition: (a) TransAmerican shall have performed its agreements in the Merger Agreement required to be performed on or prior to the Closing Date, and the representations and warranties of TransAmerican contained in the Merger Agreement shall be true and correct on and as of the date made and (except to the extent that such representations and warranties speak as of an earlier date) on and as of the Closing Date as if made at and as of such date, and USA Waste shall have received a certificate of the President and Chief Executive Officer or of a Vice President of TransAmerican to that effect; (b) since the Closing Date, there shall have been no changes that constitute, and no event or events shall have occurred which have resulted in or constitute, a Material Adverse Effect in the business, operations, properties, assets, conditions (financial or other) or results of operations of TransAmerican and its subsidiaries, taken as a whole; (c) all governmental waivers, consents, orders, permit transfers and approvals legally required for the consummation of the Merger and the transactions contemplated by the Merger Agreement or to permit USA Waste to carry on the business of TransAmerican after Closing in accordance with past customs and practice shall have been obtained and be in effect at the Closing Date, and no governmental authority shall have promulgated any statute, rule or regulation which, when taken together with all such promulgations, would materially impair the value of TransAmerican to USA Waste; (d) all waivers, consents and approvals from third parties necessary for the transfer of any material contracts, financial assurances and any other rights and benefits in connection with the Merger, or necessary for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Closing Date; (e) TransAmerican shall have entered into binding agreements to retire in its entirety all of its tax exempt debt and any other debt which requires a prepayment penalty, cost or fee and removed itself from all guarantees of debt in excess of an aggregate of $300,000; (f) USA Waste shall have received a certificate of the Chief Executive Officer and the Treasurer of TransAmerican to the effect that no material change has occurred in the Net Debt since the last day of the calendar month immediately preceding the Meeting; (g) Arthur Andersen LLP shall have delivered at Closing an agreed upon procedures report with respect to the calculation of Net Debt as of a date mutually satisfactory to USA Waste and TransAmerican; and (h) USA Waste shall have received a legal opinion from Mayor, Day, Caldwell & Keeton, L.L.P., in form reasonably satisfactory to USA Waste.

COOPERATION

  Pursuant to the Merger Agreement, each of the parties has agreed to take, or to cause to be taken, all action and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement. In this regard, the Merger Agreement provides, among other things, that USA Waste shall take all reasonable steps necessary to avoid or eliminate impediments under any antitrust, competition or trade regulation law that may be asserted by the FTC, the Antitrust Division, any state Attorney General or any governmental entity with respect to the Merger so as to enable consummation of the Merger to occur as soon as reasonably possible. The Merger Agreement further provides that, notwithstanding the foregoing, USA Waste will propose, negotiate, commit to and effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, or disposition of such assets or businesses of USA Waste or, effective as of the Effective Time, the Surviving Corporation, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying consummation of the Merger; provided, however, that USA Waste will not be required to sell, divest, dispose of, or hold separate assets or businesses with aggregate 1997 revenues in excess of $6.25 million, not including any assets or businesses that are required to be sold, divested, disposed of, or held separate as a result of acquisitions of assets or businesses by USA Waste or any of its subsidiaries after the date of the Merger Agreement.

REPRESENTATIONS AND WARRANTIES OF USA WASTE AND TRANSAMERICAN

  In the Merger Agreement, USA Waste and TransAmerican have made various representations and warranties relating to, among other things, their respective businesses and financial condition, the accuracy of their various filings with the Commission, the satisfaction of certain legal requirements for the Merger and the absence of undisclosed liabilities or material litigation matters. The representations and warranties of each of the parties to the Merger Agreement will expire upon consummation of the Merger.

CONDUCT OF THE BUSINESS OF USA WASTE AND TRANSAMERICAN PRIOR TO THE MERGER

  Pursuant to the Merger Agreement, TransAmerican has agreed that, after the date of the Merger Agreement and prior to the Closing Date or earlier termination of the Merger Agreement, and except as otherwise agreed to in writing by USA Waste or as otherwise contemplated by or disclosed in the Merger Agreement, it shall, and shall cause each of its subsidiaries to: (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice; (b) not (i) amend or propose to amend their respective charters or bylaws, (ii) split, combine or reclassify their outstanding capital stock or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions to TransAmerican by a wholly owned subsidiary of TransAmerican; (c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that TransAmerican may issue shares upon conversion of convertible securities and exercise of options and warrants; (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowings required for working capital purposes in the ordinary course of business or (B) borrowings to refinance existing indebtedness on terms which are reasonably acceptable to USA Waste, (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock, or any options, warrants or rights to acquire any of its capital stock, or any security convertible into or exchangeable for its capital stock, (iii) make any acquisition of any assets or businesses other than expenditures for fixed or capital assets in the ordinary course of business, (iv) sell, pledge, dispose of or encumber any material assets or businesses other than sales of businesses or assets in the ordinary course of business, or (v) enter into any binding contract, agreement, commitment or arrangement with respect to any of the foregoing; (e) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the transaction contemplated by the Merger Agreement; (f) subject to restrictions imposed by applicable law, confer with one or more representatives of USA Waste to report operational matters of materiality and the general status of ongoing operations; (g) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or key employees, except in the ordinary course and consistent with past practice; provided, however, that TransAmerican and its subsidiaries shall in no event enter into any written employment agreement; (h) not adopt, enter into or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law; (i) use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice; (j) not make, change or revoke any material tax election or make any material agreement or settlement regarding taxes with any taxing authority; (k) give prompt written notice to USA Waste of the commencement of any Environmental Claim, or non-routine inspection by any Governmental Authority with responsibility for enforcing or implementing any applicable Environmental Laws, and provide to USA Waste such information as USA Waste may reasonably request regarding such Environmental Claim, any developments in connection therewith, and, as applicable, TransAmerican's or its subsidiary's anticipated or actual response thereto; (l) use its commercially reasonable efforts to cause the transfer of Environmental Permits (on the same terms and conditions), and any financial assurance required thereunder to USA Waste or Acquisition as may be necessary under applicable Environmental Laws in connection with the consummation of the transactions under this Agreement to allow USA Waste or Acquisition to conduct the business of TransAmerican and its subsidiaries, as currently conducted; and (m) in the event that TransAmerican incurs indebtedness or uses its restricted cash after the date hereof, TransAmerican will notify USA Waste of such action and related amounts.

NO SOLICITATION OF ACQUISITION TRANSACTIONS

  The Merger Agreement provides that after the date of the Merger Agreement and prior to the Effective Time or earlier termination of the Merger Agreement, TransAmerican shall not, and shall not permit any of its subsidiaries to, initiate, solicit, negotiate, encourage or provide confidential information to facilitate, and TransAmerican shall, and shall cause each of its subsidiaries to, cause any officer, director or employee of TransAmerican, or any attorney, accountant, investment banker, financial advisor or any other agent retained by it or any of its subsidiaries, not to initiate, solicit, negotiate, encourage or provide non-public or confidential information to facilitate, any Acquisition Transaction; provided, however, that TransAmerican may, in response to an Acquisition Proposal, furnish (subject to the execution of a confidentiality agreement substantially similar to the confidentiality provisions in the Merger Agreement), confidential or non-public information to a Potential Acquirer if (a) the Board of Directors of TransAmerican, after consulting with its outside legal counsel, determines in good faith that the failure to provide such confidential or non-public information to such Potential Acquirer would be reasonably likely to constitute a breach of its fiduciary duty to its stockholders and (b) TransAmerican's Board of Directors in good faith concludes that such Acquisition Proposal (if consummated pursuant to its terms) would result in a transaction more favorable to TransAmerican's stockholders than the Merger Agreement. The Merger Agreement requires that TransAmerican immediately notify USA Waste after receipt of any Acquisition Proposal, indication of interest or request for non-public information relating to TransAmerican or its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of TransAmerican or any subsidiary by any person or entity that informs the Board of Directors of TransAmerican or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to USA Waste shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

TERMINATION OR AMENDMENT

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of TransAmerican, by the mutual written consent of TransAmerican and USA Waste or as follows:
(a) by either USA Waste or TransAmerican (i) if the representations and warranties of the Non-Terminating Party shall fail to be true and correct in all material respects on and as of the date made or, except in the case of any representations and warranties made as of a specified date, on and as of any subsequent date as if made at and as of such subsequent date and such failure shall not have been cured in all material respects within thirty (30) days after written notice of such failure is given to the Non-Terminating Party by the Terminating Party; (ii) if the Merger is not completed by May 15, 1998 (unless due to a delay or default on the part of the Terminating Party); (iii) if the Non-Terminating Party (A) fails to perform in any material respects any of its covenants in the Merger Agreement and (B) does not cure such default in all material respects within thirty (30) days after notice of such default is given to the Non-Terminating Party by the Terminating Party; and (iv) if the requisite vote of the stockholders of TransAmerican shall not have been obtained by May 10, 1998, or if the stockholders of TransAmerican shall not have approved the Merger and the Merger Agreement at the Meeting; (b) by TransAmerican (i) if the Merger is enjoined by a final, unappealable court order; (ii) if (A) TransAmerican receives an offer from any third party (excluding any affiliate of TransAmerican or any group of which any affiliate of TransAmerican is a member) with respect to a merger, sale of substantial assets or other business combination involving TransAmerican, (B) TransAmerican's Board of Directors determines in good faith that such offer constitutes a Superior Proposal and resolves to accept such Superior Proposal and (C) TransAmerican shall have given USA Waste two (2) days prior written notice of its intention to terminate the Merger Agreement (provided that such termination shall not be effective until such time as any termination fees required to be paid by TransAmerican pursuant to the Merger Agreement have been received by USA Waste); or (iii) if (A) a tender or exchange offer is commenced by a third party (excluding any affiliate of TransAmerican or any group of which any affiliate of TransAmerican is a member) for all outstanding shares of TransAmerican Common Stock, (B) TransAmerican's Board of Directors determines in good faith that such offer constitutes a Superior Proposal and resolves to accept such Superior Proposal and recommend to the stockholders of TransAmerican that they tender their shares in such tender or exchange offer, and (C) TransAmerican shall have given USA Waste two (2) days prior written notice of its intent to terminate the Merger Agreement (provided that such termination shall not be effective until such time as the payment of any termination fees required to be paid by TransAmerican pursuant to the Merger Agreement have been received by USA Waste); and (c) by USA Waste if the Board of Directors of TransAmerican shall have resolved to accept a Superior Proposal or shall have recommended to the stockholders of TransAmerican that they tender their shares in a tender or exchange offer commenced by a third party (excluding any affiliate of USA Waste or any group of which any affiliate of USA Waste is a member). In the event of termination of the Merger Agreement pursuant to its terms by either USA Waste or TransAmerican, the Merger Agreement shall forthwith become void and there shall be no liability or further obligation on the part of TransAmerican, USA Waste, Acquisition or their respective officers and directors (except for certain obligations of the parties regarding confidential information, return of non-public information following termination, expenses and fees payable in connection with the Merger Agreement and/or the termination thereof, assignment of the Merger Agreement and governing law applicable to the Merger Agreement, all of which shall survive the termination).

  The Merger Agreement may not be amended except by action taken by the parties' respective Boards of Directors and then only by an instrument in writing signed on behalf of each party and in compliance with applicable law. Such amendment may take place at any time prior to the Closing Date, and, subject to applicable law, whether before or after approval by the stockholders of TransAmerican, but after any such stockholder approval, no amendment shall be made which decreases the Exchange Ratio or which adversely affects the rights of the TransAmerican stockholders under the Merger Agreement without the approval of the stockholders of TransAmerican.

TERMINATION FEES

  TransAmerican and USA Waste have each agreed to pay a termination fee to the other party should certain of the termination rights described in "--Termination or Amendment" above be exercised under certain circumstances. TransAmerican has agreed to pay USA Waste a fee equal to $3 million if (i) TransAmerican terminates the Merger Agreement pursuant to clauses (b)(ii) or
(b)(iii) of "--Termination or Amendment" above or (ii) USA Waste terminates the Merger Agreement as described in clause (c) of "--Termination or Amendment" above. USA Waste has agreed to pay TransAmerican (i) its reasonable, actual, verified expenses (not in excess of $375,000, plus certain other expenses) related to the transaction contemplated by the Merger Agreement if USA Waste terminates the Merger Agreement because it is required to sell, divest, dispose of or hold separate assets or businesses with aggregate 1997 revenues in excess of $6.25 million or (ii) a fee equal to $1 million if TransAmerican terminates the Merger Agreement pursuant to clause (a)(iii) of "--Termination or Amendment" above.

EXPENSES

  The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that (i) the filing fee and expenses incurred in connection with the HSR filing shall be paid by USA Waste, (ii) all filing fees incurred in connection with the filing of the Proxy Statement and Registration Statement, including any filing required under state blue sky or securities laws, shall be paid by USA Waste, and (iii) those expenses incurred in connection with printing the Proxy Statement/Prospectus shall be shared equally by USA Waste and TransAmerican.

INDEMNIFICATION

  The Merger Agreement provides that the indemnification provisions of the Certificate of Incorporation of the Surviving Corporation as in effect at the Effective Time shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of TransAmerican.

  The Merger Agreement also provides that, without limiting the foregoing, after the Effective Time, each of USA Waste and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee and agent of TransAmerican or any of its subsidiaries (each, together with such person's heirs, executors or administrators, an "indemnified Party" and collectively, the "indemnified Parties") against any costs or expenses (including attorneys fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission occurring prior to the Effective Time (including, without limitation, acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of TransAmerican) or arising out of or pertaining to the transactions contemplated by the Merger Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) TransAmerican or USA Waste and the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the indemnified Parties, which counsel shall be reasonably satisfactory to USA Waste and the Surviving Corporation, promptly after statements therefor are received and shall pay all other reasonable expenses in advance of the final disposition of such action, (ii) USA Waste and the Surviving Corporation will cooperate in the defense of any such matter, and
(iii) to the extent any determination is required to be made with respect to whether an indemnified Party's conduct complies with the standards set forth under the DGCL and USA Waste's or the Surviving Corporation's respective charters or bylaws, such determination shall be made by independent legal counsel acceptable to USA Waste or the Surviving Corporation, as the case may be, and the indemnified Party; provided, however, that neither USA Waste nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).

  In the event the Surviving Corporation or USA Waste or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or USA Waste shall assume the indemnification obligations of the Surviving Corporation or USA Waste, as the case may be, set forth in the Merger Agreement.

  The rights of each indemnified Party under the Merger Agreement are in addition to, and not in limitation of, any other rights such indemnified Party may have under the charter or bylaws of TransAmerican, any indemnification agreement, under the DGCL or otherwise. The indemnification provisions of the Merger Agreement shall survive the consummation of the Merger and are expressly intended to benefit each of the indemnified Parties.

       COMPARATIVE RIGHTS OF STOCKHOLDERS OF USA WASTE AND TRANSAMERICAN

GENERAL

  As a result of the Merger, holders of TransAmerican Common Stock will become stockholders of USA Waste, and the rights of such former TransAmerican stockholders will thereafter be governed by the USA Waste Certificate, the USA Waste By-laws and the DGCL. The rights of holders of TransAmerican Common Stock are currently governed by the TransAmerican Certificate of Incorporation (the "TransAmerican Certificate"), the TransAmerican Bylaws and the DGCL. The following summary, which does not purport to be a complete description of the differences between the rights of the stockholders of USA Waste and the rights of the stockholders of TransAmerican, sets forth certain differences between the USA Waste Certificate and the USA Waste By-laws, on the one hand, and the TransAmerican Certificate and the TransAmerican Bylaws, on the other. This summary is qualified in its entirety by reference to the full text of each of these documents and the DGCL. For more information on how such documents may be obtained, see "Available Information."

CLASSIFIED BOARD OF DIRECTORS

  The DGCL permits, but does not require, a classified board of directors. The TransAmerican Board of Directors is not classified; all of its directors serve one-year terms and are subject to election at each annual meeting of the stockholders of TransAmerican. The USA Waste Board of Directors is classified; it is divided into three classes, with each class elected for a term of three years and consisting, as nearly as possible, of one-third of the total number of directors on the Board. At each annual meeting of USA Waste stockholders, one class of directors is elected for a three-year term.

  The fact that the USA Waste Board of Directors is classified may have the effect of making it more difficult to change the composition of the Board, and thus may make effecting a change of control of USA Waste more difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of a classified board. Such a delay may help ensure that incumbent directors, if confronted by a holder attempting to force a proxy contest, a tender offer or other extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of stockholders. On the other hand, the classification of directors may delay, defer or prevent a takeover attempt that stockholders might consider in their best interest.

NUMBER OF DIRECTORS; REMOVAL OF DIRECTORS

  The USA Waste Certificate and the USA Waste By-laws provide that, subject to the rights of holders of any class or series of USA Waste Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time by resolution of the USA Waste Board of Directors; provided, however, that unless approved by at least two-thirds of the incumbent directors, the number of directors which shall constitute the whole USA Waste Board of Directors shall be no fewer than three and no more than nine. The TransAmerican Bylaws provide that the number of directors will be fixed by the TransAmerican Board of Directors. The Board of Directors of USA Waste currently consists of twelve members, and the Board of Directors of TransAmerican currently consists of eleven members.

  The USA Waste Certificate and the USA Waste By-laws provide that, subject to the rights of holders of any class or series of USA Waste Preferred Stock to elect additional directors under specified circumstances, any director may be removed at any time, with cause, by its stockholders, but only upon the affirmative vote of two-thirds of the total number of votes of the then outstanding shares of capital stock of USA Waste; provided, that the notice of the meeting at which such action is taken contained notice of such proposal to remove a director. The TransAmerican Certificate provides that any director may be removed at any time by the Board of Directors. The TransAmerican Bylaws provide that any or all directors may be removed, with or without cause, at any time by the vote of a majority of the shares entitled to vote in the election of directors.

SPECIAL MEETINGS OF STOCKHOLDERS

  The TransAmerican Bylaws provide that special meetings of the stockholders of TransAmerican, for any purpose or purposes, may be called by the TransAmerican Board of Directors. The USA Waste By-laws provide that special meetings of the stockholders of USA Waste, for any purpose or purposes, may be called by the Chairman of the Board (if any), by the Chief Executive Officer, or by written order of a majority of directors, but such special meetings may not be called by any other person or persons.

STOCKHOLDER NOMINATIONS AND PROPOSALS

  The USA Waste By-laws establish advance notice procedures with regard to the nomination (other than by or at the direction of the Board of Directors of USA Waste or a committee thereof) of candidates for election as directors and with regard to certain matters to be brought before an annual or special meeting of the stockholders of USA Waste. These procedures provide that the notice of proposed stockholder nominations for the election of directors must be timely given in writing to the Secretary or the Board of Directors of USA Waste prior to the meeting at which directors are to be elected. The procedures also provide that at any meeting of the stockholders, and subject to any other applicable requirements, only such business may be conducted as has been brought before the meeting by or at the direction of the Board of Directors or by a stockholder who has timely given prior written notice to the Secretary or the Board of Directors of USA Waste of such stockholder's intention to bring such business before the meeting. To be timely, a notice given with respect to the nomination of directors or any other matter to be considered at an annual meeting of the stockholders must be received at the principal executive offices of USA Waste not less than 120 days nor more than 150 days in advance of the date on which USA Waste's proxy statement was released to its stockholders in connection with the previous year's annual meeting of the stockholders; provided, however, that if no annual meeting was held the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, such notice must be received by USA Waste at least 80 days prior to the date that USA Waste intends to distribute its proxy statement with respect to such annual meeting. To be timely, a notice given with respect to a special meeting of the stockholders must be received at the principal executive offices of USA Waste not less than 60 days nor more than 90 days prior to the meeting; provided, however, that if less than 70 days notice or prior public disclosure of the meeting date is given or made by USA Waste, such notice must be received by USA Waste not later than the fifth day following the day on which the notice was mailed or such public disclosure was made. The notice must contain certain information specified in the USA Waste By-laws. The USA Waste By-laws further provide that USA Waste is not obligated to include any stockholder proposal in its proxy materials if the Board of Directors of USA Waste believes the proponent thereof has not complied with Sections 13 and 14 of the Exchange Act and the rules and regulations thereunder and that USA Waste is not required to include in its proxy materials any stockholder proposal not required to be included therein under the Exchange Act and the rules and regulations thereunder.

  The TransAmerican Bylaws do not provide for any special advance notice provisions with regard to the nomination of candidates for election as directors or with regard to matters to be brought before an annual or special meeting of the stockholders of TransAmerican.

AMENDMENT OF CERTAIN CHARTER PROVISIONS

  The USA Waste Certificate requires the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of capital stock entitled to vote for the approval of any amendment of the article of the USA Waste Certificate providing for a classified Board of Directors, and then only if the notice of the meeting at which such proposal is acted upon provides notice of such proposed amendment.

  The TransAmerican Certificate of Incorporation does not provide for any special charter amendment procedures, other than as provided in the DGCL.

VOTING

  The USA Waste By-laws provide that all voting by stockholders must be taken by written ballot. The TransAmerican Certificate provides that, except as otherwise provided by law, determined by the Chairman to be advisable or demanded by the holders of a majority of the shares entitled to vote, the vote upon any matter before a meeting of stockholders need not be by ballot.

AMENDMENT OF BYLAWS

  The TransAmerican Bylaws may be amended or repealed, or new or additional Bylaws adopted by the Board of Directors of TransAmerican or by the vote of not less than a majority of the total voting power of the stockholders of TransAmerican entitled to vote in the election of directors. The USA Waste Certificate and the USA Waste By-laws provide that the Board of Directors is expressly authorized to adopt, amend or repeal the USA Waste By-laws, or adopt new bylaws, without any action on the part of the stockholders of USA Waste; provided, however, that no such adoption, amendment or repeal shall be valid with respect to bylaw provisions which have been adopted, amended or repealed by the stockholders of USA Waste; and further provided, that bylaws adopted or amended by the directors of USA Waste and any powers thereby conferred may be amended, altered or repealed by the stockholders of USA Waste.

AUTHORIZED CAPITAL STOCK

  The USA Waste Certificate provides that USA Waste has the authority to issue 500,000,000 shares of USA Waste Common Stock and 10,000,000 shares of its Preferred Stock. No shares of USA Waste Preferred Stock are outstanding. The TransAmerican Certificate provides that TransAmerican has the authority to issue 100,000,000 shares of TransAmerican Common Stock, and 5,000,000 shares of its preferred stock, par value $.001 per share (the "TransAmerican Preferred Stock"). No shares of TransAmerican Preferred Stock are outstanding.

                               MARKET PRICE DATA

MARKET INFORMATION

  The USA Waste Common Stock is traded on the NYSE under the symbol "UW." The TransAmerican Common Stock is traded on the Nasdaq SmallCap Market under the symbol "WSTE." The following table sets forth the range of high and low per share sale prices for the USA Waste Common Stock and the TransAmerican Common Stock, as reported on the NYSE Composite Tape and the Nasdaq SmallCap Market, respectively.

                                                       USA WASTE   TRANSAMERICAN
                                                     COMMON STOCK  COMMON STOCK
                                                     ------------- -------------
                                                      HIGH   LOW    HIGH   LOW
                                                     ------ ------ -------------
1996
  First Quarter..................................... $25.63 $17.25  $2.31 $ 1.38
  Second Quarter....................................  32.63  24.00   2.84   1.31
  Third Quarter.....................................  34.13  22.75   3.06   1.38
  Fourth Quarter....................................  34.25  28.63   1.75   0.88
1997
  First Quarter..................................... $38.88 $28.63 $ 1.66 $ 1.00
  Second Quarter....................................  39.25  29.50   1.53   1.03
  Third Quarter.....................................  44.13  38.00   1.56   1.06
  Fourth Quarter....................................  41.75  32.63   1.63   1.00
1998
  First Quarter..................................... $46.88 $34.44 $ 1.78 $ 1.28

  On January 26, 1998, the last trading day prior to announcement by USA Waste and TransAmerican that they had reached an agreement concerning the Merger, the closing sale price of USA Waste Common Stock as reported on the NYSE Composite Tape was $34.75 per share, and the closing sale price of TransAmerican Common Stock as reported on the Nasdaq SmallCap Market was $1.38 per share. Assuming the Merger had occurred on such date, the equivalent market value per share of TransAmerican Common Stock, calculated by multiplying the closing sale price of USA Waste Common Stock by the Exchange Ratio, would have been $1.57.

  On March 31, 1998, the closing sale price of USA Waste Common Stock as reported on the NYSE Composite Tape was $44.56 per share, and the closing sale price of TransAmerican Common Stock as reported on the Nasdaq SmallCap Market was $1.78 per share. The market prices of shares of USA Waste Common Stock and TransAmerican Common Stock are subject to fluctuation.

  Following the Merger, USA Waste Common Stock will continue to be traded on the NYSE under the symbol "UW", and the listing of TransAmerican Common Stock on the Nasdaq SmallCap Market will be terminated.

DIVIDEND INFORMATION

  USA Waste has never paid cash dividends on its common stock. Although payment of dividends on USA Waste Common Stock is currently restricted by the terms of USA Waste's revolving credit facility, the Board of Directors of USA Waste may review its dividend policy in the future.

  TransAmerican has never paid cash dividends on its common stock. In addition, payment of dividends on the TransAmerican Common Stock is restricted by the terms of certain TransAmerican loan agreements.

                    DESCRIPTION OF USA WASTE CAPITAL STOCK

  USA Waste is currently authorized to issue 500,000,000 shares of its Common Stock, par value $.01 per share, of which 216,610,031 shares were outstanding on November 12, 1997, and 10,000,000 shares of preferred stock, par value $.01 (the "USA Waste Preferred Stock"), none of which are outstanding.

COMMON STOCK

  Each holder of USA Waste Common Stock is entitled to one vote per share held of record on each matter submitted to stockholders. Cumulative voting for the election of directors is not permitted, and the holders of a majority of shares voting for the election of directors can elect all members of the USA Waste Board of Directors.

  Subject to the rights of any holders of USA Waste Preferred Stock, holders of record of shares of USA Waste Common Stock are entitled to receive ratably dividends when and if declared by the USA Waste Board of Directors out of funds of USA Waste legally available therefor. In the event of a voluntary or involuntary winding up or dissolution, liquidation or partial liquidation of USA Waste, holders of USA Waste Common Stock are entitled to participate ratably in any distribution of the assets of USA Waste, subject to any prior rights of holders of any outstanding USA Waste Preferred Stock.

  Holders of USA Waste Common Stock have no conversion, redemption or preemptive rights. All outstanding shares of USA Waste Common Stock are validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The USA Waste Board of Directors is authorized, without further approval of the stockholders, to issue the USA Waste Preferred Stock in series and with respect to each series, to fix its designations, relative rights (including voting, dividend, conversion, sinking fund and redemption rights), preferences (including with respect to dividends and upon liquidation), privileges and limitations. The Board of Directors of USA Waste, without stockholder approval, may issue USA Waste Preferred Stock with voting and conversion rights, both of which could adversely affect the voting power of the holders of USA Waste Common Stock, and dividend or liquidation preferences that would restrict common stock dividends or adversely affect the assets available for distribution to holders of shares of USA Waste Common Stock upon USA Waste's dissolution.

AUTHORIZED BUT UNISSUED SHARES

  Authorized but unissued shares of USA Waste Common Stock or USA Waste Preferred Stock can be reserved for issuance by the Board of Directors of USA Waste from time to time without further stockholder action for proper corporate purposes, including stock dividends or stock splits, raising equity capital and structuring future corporate transactions, including acquisitions.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the USA Waste Common Stock is Boston EquiServe, Boston, Massachusetts.

                                 LEGAL MATTERS

  The validity of the USA Waste Common Stock to be issued in connection with the Merger and certain tax consequences of the Merger will be passed upon by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. Certain tax consequences of the Merger will be passed upon for TransAmerican by Mayor, Day, Caldwell & Keaton, L.L.P.

                                    EXPERTS

  The consolidated balance sheets of USA Waste as of December 31, 1997 and 1996 and the consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, incorporated by reference in this Proxy Statement/Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The audited consolidated financial statements of TransAmerican incorporated by reference in this Proxy Statement/Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             STOCKHOLDER PROPOSALS

  If the Merger is not consummated, and unless the annual meeting is postponed for any reason, proposals by a TransAmerican stockholder to be presented at TransAmerican's 1998 annual meeting were required to be received by TransAmerican by February 8, 1998 in order to be included in TransAmerican's proxy statement.

                                  APPENDIX A


                          AGREEMENT AND PLAN OF MERGER


                                  BY AND AMONG


                           USA WASTE SERVICES, INC.,


                        TRANSAMERICAN ACQUISITION CORP.,


                                      AND

                      TRANSAMERICAN WASTE INDUSTRIES, INC.

                               TABLE OF CONTENTS

                                                                                               Page

ARTICLE I THE MERGER............................................................................  1
     Section 1.1.  The Merger...................................................................  1
     Section 1.2.  Effective Time of the Merger.................................................  1

ARTICLE II THE SURVIVING AND PARENT CORPORATIONS................................................  2
     Section 2.1.  Certificate of Incorporation.................................................  2
     Section 2.2.  Bylaws.......................................................................  2
     Section 2.3.  Directors....................................................................  2
     Section 2.4.  Officers.....................................................................  2

ARTICLE III CONVERSION OF SHARES................................................................  2
     Section 3.1.  Conversion of Company Shares in the Merger...................................  2
     Section 3.2.  Conversion of Subsidiary Shares..............................................  3
     Section 3.3.  Exchange of Certificates.....................................................  3
     Section 3.4.  No Fractional Securities.....................................................  5
     Section 3.5.  Closing......................................................................  5
     Section 3.6.  Closing of the Company's Transfer Books......................................  5
     Section 3.7.  Exchange Ratio Adjustment....................................................  5

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND SUBSIDIARY..............................  6
     Section 4.1.  Organization and Qualification...............................................  6
     Section 4.2.  Capitalization...............................................................  6
     Section 4.3.  Authority; Non-Contravention; Approvals......................................  6
     Section 4.4.  Litigation...................................................................  8
     Section 4.5.  Registration Statement and Proxy Statement...................................  8
     Section 4.6.  Reports and Financial Statements.............................................  8
     Section 4.7.  Environmental Matters........................................................  9
     Section 4.8.  Reorganization and Pooling of Interests......................................  9
     Section 4.9.  Ownership of Company Common Stock............................................ 10

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY......................................... 10
     Section 5.1.  Organization and Qualification............................................... 10
     Section 5.2.  Capitalization............................................................... 10
     Section 5.3.  Subsidiaries................................................................. 11
     Section 5.4.  Authority; Non-Contravention; Approvals...................................... 11
     Section 5.5.  Reports and Financial Statements............................................. 12
     Section 5.6.  Absence of Undisclosed Liabilities........................................... 13
     Section 5.7.  Absence of Certain Changes or Events......................................... 13
     Section 5.8.  Litigation................................................................... 13
     Section 5.9.  Proxy Statement.............................................................. 14
     Section 5.10.  No Violation of Law......................................................... 14



     Section 5.11. Compliance with Agreements................................................... 15
     Section 5.12. Taxes........................................................................ 15
     Section 5.13. Employee Benefit Plans; ERISA................................................ 16
     Section 5.14. Labor Controversies.......................................................... 18
     Section 5.15. Environmental Matters........................................................ 18
     Section 5.16. Non-competition Agreements................................................... 19
     Section 5.17. Title to Assets.............................................................. 19
     Section 5.18. Material Contracts........................................................... 20
     Section 5.19. Company Stockholders' Approval............................................... 20
     Section 5.20. Brokers and Finders.......................................................... 20
     Section 5.21. Opinion of Financial Advisor................................................. 20

ARTICLE VI CONDUCT OF BUSINESS PENDING THE MERGER............................................... 20
     Section 6.1.  Conduct of Business by the Company Pending the Merger........................ 20
     Section 6.2.  Control of the Company's Operations.......................................... 22
     Section 6.3.  Acquisition Transactions..................................................... 22

ARTICLE VII ADDITIONAL AGREEMENTS............................................................... 23
     Section 7.1.  Access to Information........................................................ 23
     Section 7.2.  Registration Statement and Proxy Statement................................... 24
     Section 7.3.  Stockholders' Approvals...................................................... 24
     Section 7.4.  Compliance with the Securities Act........................................... 24
     Section 7.5.  Exchange Listing............................................................. 25
     Section 7.6.  Expenses and Fees............................................................ 25
     Section 7.7.  Agreement to Cooperate....................................................... 25
     Section 7.8.  Public Statements............................................................ 26
     Section 7.9.  Option Plans and Warrants.................................................... 26
     Section 7.10. Notification of Certain Matters.............................................. 27
     Section 7.11. Directors' and Officers' Indemnification..................................... 27
     Section 7.12. Corrections to the Proxy Statement/Prospectus and Registration
                   Statement.................................................................... 28
     Section 7.13. Release of Sureties and Bonds................................................ 28
     Section 7.14. Employee Plans and Benefits and Employment Contracts......................... 28
     Section 7.15. Exercise or Conversion of  Options, Warrants and Convertible
                   Debentures................................................................... 29

ARTICLE VIII CONDITIONS TO CLOSING.............................................................. 29
     Section 8.1.  Conditions to Each Party's Obligation to Effect the Merger................... 29
     Section 8.2.  Conditions to Obligation of the Company to Effect the Merger................. 30
     Section 8.3.  Conditions to Obligations of Parent and Subsidiary to Effect the Merger...... 31

ARTICLE IX TERMINATION, AMENDMENT AND WAIVER.................................................... 32
     Section 9.1.  Termination.................................................................. 32
     Section 9.2.  Effect of Termination........................................................ 33



     Section 9.3.   Amendment................................................................... 34
     Section 9.4.   Extensions; Waiver.......................................................... 34

ARTICLE X GENERAL PROVISIONS.................................................................... 34
     Section 10.1.  Non-Survival of Representations and Warranties.............................. 34
     Section 10.2.  Notices..................................................................... 34
     Section 10.3.  Interpretation.............................................................. 35
     Section 10.4.  Miscellaneous............................................................... 35
     Section 10.5.  Counterparts................................................................ 36
     Section 10.6.  Parties in Interest......................................................... 36
     Section 10.7.  Enforcement of the Agreement................................................ 36
     Section 10.8.  Certain Definitions......................................................... 36
     Section 10.9.  Validity.................................................................... 37
     Section 10.10. Disclosure Schedules........................................................ 37
     Section 10.11. Obligation of the Parent.................................................... 37

                          AGREEMENT AND PLAN OF MERGER


     THIS AGREEMENT AND PLAN OF MERGER, dated as of January ___, 1998 (the "Agreement"), by and among USA Waste Services, Inc., a Delaware corporation ("Parent"), TransAmerican Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Subsidiary"), and TransAmerican Waste Industries, Inc., a Delaware corporation (the "Company").

                              W I T N E S S E T H:
                              - - - - - - - - - -

     WHEREAS, the respective Boards of Directors of Parent, Subsidiary and Company have approved the merger of Subsidiary with and into the Company (the "Merger");

     WHEREAS, Parent, Subsidiary and the Company intend the Merger to qualify as a tax-free reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder; and

     WHEREAS, Parent, Subsidiary and the Company intend that the Merger be accounted for as a pooling-of-interests for financial reporting purposes.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I
                                  THE MERGER

     Section 1.1. THE MERGER. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.2) in accordance with Delaware General Corporation Law ("DGCL"), Subsidiary shall be merged with and into the Company and the separate existence of Subsidiary shall thereupon cease. The Company shall be the surviving corporation in the Merger and is hereinafter sometimes referred to as the "Surviving Corporation."

     Section 1.2. EFFECTIVE TIME OF THE MERGER. The Merger shall become effective at such time (the "Effective Time") as shall be stated in a certified copy of the agreement, in a form mutually acceptable to Parent and the Company, or in a certificate of merger in lieu thereof, to be filed with the Secretary of State of the State of Delaware in accordance with DGCL (the "Merger Filing"). The Merger Filing shall be made simultaneously with or as soon as practicable after the closing of the transactions contemplated by this Agreement in accordance with Section 3.5. The parties acknowledge that it is their mutual desire and intent to consummate the Merger as soon as practicable after the date hereof, and in any event within five (5) days after the satisfaction, or waiver, of all conditions to Closing set forth in Article VIII hereof, subject to the terms and conditions hereof. Accordingly, subject to the provisions hereof and to the fiduciary duties of their respective boards of directors, the parties shall use all reasonable efforts to consummate, as soon as practicable, the transactions contemplated by this Agreement in accordance with Section 3.5.

                                  ARTICLE II
                     THE SURVIVING AND PARENT CORPORATIONS

     Section 2.1. CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time, and subject to Section 7.11 of this Agreement as may thereafter be amended in accordance with its terms and as provided under DGCL.

     Section 2.2. BYLAWS. The Bylaws of the Company as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time, and subject to Section 7.11 of this Agreement as may thereafter be amended in accordance with their terms and as provided by the Certificate of Incorporation of the Surviving Corporation and DGCL.

     Section 2.3. DIRECTORS. The directors of the Surviving Corporation shall be as designated in Schedule 2.3, and such directors shall serve in accordance with the Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

     Section 2.4. OFFICERS. The officers of the Surviving Corporation shall be as designated in Schedule 2.4, and such officers shall serve in accordance with the Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

                                  ARTICLE III
                              CONVERSION OF SHARES

     Section 3.1. CONVERSION OF COMPANY SHARES IN THE MERGER. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of Parent or the Company:

          (a) each share of the Company's common stock, $.001 par value per share (the "Company Common Stock") issued and outstanding shall, subject to Sections 3.3, 3.4 and 3.7, be converted into the right to receive validly issued, fully paid and non-assessable shares of common stock, par value $.01 per share, of Parent (the "Parent Common Stock") in the ratio of 0.045232 shares of Parent Common Stock for each share of Company Common Stock (as adjusted pursuant to this agreement, the "Exchange Ratio");

          (b) each share of capital stock of the Company, if any, owned by Parent or any subsidiary of Parent or held in treasury by the Company or any subsidiary of the Company immediately prior to the Effective Time shall be canceled and no consideration shall be paid in exchange therefor and shall cease to exist from and after the Effective Time; and

          (c) each convertible debenture that is outstanding at the Effective Time, whether or not convertible, shall automatically and without any action on the part of the holder thereof be convertible into a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock that could be issued upon conversion of the convertible debenture multiplied by the Exchange Ratio, at a price per share of Parent Common Stock equal to the per share conversion price of the debenture divided by the Exchange Ratio;

          (d) all rights to receive shares of Company Common Stock in connection with the earn-out arrangement set forth in Schedule 3.1(e) 3.1(d) shall automatically be converted into a right to receive a number of shares of Parent Company Stock equal to the number of shares of Company Common Stock that could be acquired under such right multiplied by the Exchange Ratio.

     Section 3.2. CONVERSION OF SUBSIDIARY SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of Parent as the sole stockholder of Subsidiary, each issued and outstanding share of common stock, par value $.01 per share, of Subsidiary ("Subsidiary Common Stock") shall be converted into one share of common stock, par value $.001 per share, of the Surviving Corporation
 .
     Section 3.3. EXCHANGE OF CERTIFICATES.

          (a) From and after the Effective Time, each holder of an outstanding certificate which immediately prior to the Effective Time represented shares of Company Common Stock shall be entitled to receive in exchange therefor, upon surrender thereof to an exchange agent reasonably satisfactory to Parent and the Company (the "Exchange Agent"), a certificate or certificates representing the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.1(a). From and after the Effective Time the holders of the outstanding certificates of Company Common Stock shall be treated as a holder of record of Parent Common Stock for all purposes; provided, however, notwithstanding any other provision of this Agreement, (i) until holders or transferees of certificates theretofore representing shares of Company Common Stock have surrendered them for exchange as provided herein, no dividends or other distributions shall be paid with respect to any shares represented by such certificates and no payment for fractional shares shall be made and (ii) without regard to when such certificates representing shares of Company Common Stock are surrendered for exchange as provided herein, no interest shall be paid on any dividends or other distributions or any payment for fractional shares. Upon surrender of a certificate which immediately prior to the Effective Time represented shares of Company Common Stock, there shall be paid to the holder of such certificate the amount of any dividends or other distributions which theretofore became payable, but which were not paid by reason of the foregoing, with respect to the number of whole shares of Parent Common Stock represented by the certificate or certificates issued upon surrender.

          (b) If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the certificate for shares of Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay any applicable transfer or other taxes required by reason of such issuance.

          (c) Promptly after the Effective Time, Parent shall make available to the Exchange Agent the certificates representing shares of Parent Common Stock required to effect the exchanges referred to in paragraph (a) above and cash for payment of any fractional shares referred to in Section 3.4.

          (d) Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Company Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon actual delivery of the Company Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of Company Certificates for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall reasonably require, the holder of such Company Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock into which the shares of Company Common Stock theretofore represented by the Company Certificates so surrendered shall have been converted pursuant to the provisions of Section 3.1(a), and the Company Certificates so surrendered shall be canceled. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Common Stock for any shares of Parent Common Stock or dividends or distributions thereon delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (e) Promptly following the date which is nine months after the Effective Time, the Exchange Agent shall deliver to Parent all cash, certificates (including any Parent Common Stock) and other documents in its possession relating to the transactions described in this Agreement, and the Exchange Agent's duties shall terminate. Thereafter, each holder of a Company Certificate may surrender such Company Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the Parent Common Stock and cash in lieu of fractional shares, without any interest thereon. Notwithstanding the foregoing, none of the Exchange Agent, Parent, Subsidiary, the Company or the Surviving Corporation shall be liable to a holder of shares of Company Common Stock for any shares of Parent Common Stock delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (f) In the event any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to be lost, stolen or destroyed, the Surviving Corporation shall issue in exchange for such lost, stolen or destroyed Company Certificate the Parent Common Stock deliverable in respect thereof determined in accordance with this Article III. When authorizing such issuance in exchange therefor, the Board of Directors of the Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Certificate to give the Surviving Corporation such indemnity as it may reasonably direct as protection against any claim that may be made against the Surviving Corporation with respect to the Company Certificate alleged to have been lost, stolen or destroyed.

     Section 3.4. NO FRACTIONAL SECURITIES. Notwithstanding any other provision of this Agreement, no certificates or scrip for fractional shares of Parent Common Stock shall be issued in the Merger and no Parent Common Stock dividend, stock split or interest shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any other rights of a security holder. In lieu of any such fractional shares, each holder of shares of Company Common Stock who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock upon surrender of Company Certificates for exchange pursuant to this Article III shall be entitled to receive from the Exchange Agent a cash payment equal to such fraction multiplied by $38.00.

     Section 3.5. CLOSING. The closing (the "Closing") of the transactions contemplated by this Agreement shall take place at a location mutually agreeable to Parent and the Company as promptly as practicable (but in any event within five business days) following the date on which the last of the conditions set forth in Article VIII is fulfilled or waived, or at such other time and place as Parent and the Company shall agree. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."

     Section 3.6. CLOSING OF THE COMPANY'S TRANSFER BOOKS. At and after the Effective Time, holders of Company Certificates shall cease to have any rights as stockholders of the Company, except for the right to receive shares of Parent Common Stock pursuant to Section 3.1 and the right to receive cash for payment of fractional shares pursuant to Section 3.4. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock which were outstanding immediately prior to the Effective Time shall thereafter be made. If, after the Effective Time, subject to the terms and conditions of this Agreement, Company Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation, they shall be canceled and exchanged for shares of Parent Common Stock in accordance with this Article III.

     Section 3.7. EXCHANGE RATIO ADJUSTMENT. To the extent Net Debt (as defined below) calculated as of the last day of the calendar month immediately preceding the Company Stockholders' Meeting exceeds $43,200,000 (the "Net Debt Threshold"), the Exchange Ratio shall be adjusted downward and determined as follows: (i) subtract from 2,000,000 that number which is the quotient of (A) the excess of Net Debt over the Net Debt Threshold and (B) $38.00, and (ii) then divide the resulting number by 44,216,250. Arthur Andersen will deliver promptly after such calendar month, a report based upon agreed upon procedures relating to the calculation of Net Debt, which report will be in form and substance satisfactory to Parent and the Company. "Net Debt" shall mean the Company's (i) long-term debt, less current portion plus (ii) net working capital deficiency resulting from total current assets less total current liabilities (including all prepayment costs, penalties and fees relating to binding agreements that have been entered into for the retirement of debt pursuant to Section 8.3(e), but excluding any expenses or accruals for the actual transaction costs incurred (not in excess of $375,000) plus such other amounts as may be charged by Arthur Andersen pursuant to the report required to be delivered pursuant to this Section and Section 8.3(g)) or for severance costs or stay bonuses (reasonably estimated at $1,400,000)), less
(iii) the cash restricted for developmental projects which is classified as a non-current asset, in each case as determined in accordance with GAAP as applied by the Company in its previously filed reports and financial statements pursuant to Section 5.5.

                                  ARTICLE IV
                              REPRESENTATIONS AND
                      WARRANTIES OF PARENT AND SUBSIDIARY

     Parent and Subsidiary each represent and warrant to the Company that, except as set forth in the Disclosure Schedule dated as of the date hereof and signed by an authorized officer of Parent (the "Disclosure Schedule"), each of which exceptions shall specifically identify the relevant Section hereof to which it relates:

     Section 4.1. ORGANIZATION AND QUALIFICATION. Each of Parent and Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

     Section 4.2.  CAPITALIZATION.

          (a) As of September 30, 1997, the authorized capital stock of Parent consisted of 500,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share ("Parent Preferred Stock"). As of September 30, 1997, (i) 216,048,062 shares of Parent Common Stock were issued and outstanding, all of which were validly issued and are fully paid, nonassessable and free of preemptive rights, (ii) no shares of Parent Preferred Stock were issued and outstanding and (iii) 23,485 shares of Parent Common Stock and no shares of Parent Preferred Stock were held in the treasury of Parent.

          (b) The authorized capital stock of Subsidiary consists of 1,000 shares of Subsidiary Common Stock, of which 100 shares are issued and outstanding, which shares are owned beneficially and of record by Parent.

     Section 4.3.  AUTHORITY; NON-CONTRAVENTION; APPROVALS.

          (a) Parent and Subsidiary each have full corporate power and authority to enter into this Agreement and, subject to the Parent Required Statutory Approvals (as defined in Section 4.3(c)), to consummate the transactions contemplated hereby. This Agreement has been approved by the Boards of Directors of Parent and Subsidiary, and no other corporate proceedings on the part of Parent or Subsidiary are necessary to authorize the execution and delivery of this Agreement or the consummation by Parent and Subsidiary of the transactions contemplated hereby.

This Agreement has been duly executed and delivered by each of Parent and Subsidiary, and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and legally binding agreement of each of Parent and Subsidiary enforceable against each of them in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles. Without limitation of the foregoing, each of the covenants and obligations of Parent set forth in Article VII is valid, legally binding and enforceable, notwithstanding the absence of any approval, including approval by Parent's stockholders. The consent or approval of the Parent's stockholders is not required or necessary to authorize the execution and delivery of this Agreement or the consummation by Parent or Subsidiary of the transactions contemplated hereby

          (b) The execution and delivery of this Agreement by each of Parent and Subsidiary do not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its subsidiaries under any of the terms, conditions or provisions of (i) the respective charters or bylaws of Parent or any of its subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to Parent or any of its subsidiaries or any of their respective properties or assets (including without limitation Environmental Laws as defined herein) or
(iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which Parent or any of its subsidiaries is now a party or by which Parent or any of its subsidiaries or any of their respective properties or assets may be bound or affected. The consummation by Parent and Subsidiary of the transactions contemplated hereby will not result in any violation, conflict, breach, termination, acceleration or creation of liens under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence, subject in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) the Parent Required Statutory Approvals. Excluded from the foregoing sentences of this paragraph (b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph (b), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole.

          (c) Except for (i) the filings by Parent required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing of the Proxy Statement/Prospectus (as defined in Section 4.5) with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act of 1933, as amended (the "Securities Act"), and the declaration of the effectiveness thereof by the SEC and filings with various state blue sky authorities, (iii) the making of the Merger Filing with the Secretary of State of the State of Delaware in connection with the Merger, and (iv) any required filings with or approvals from applicable state environmental authorities, public service commissions and public utility commissions (the filings and approvals referred to in clauses (i) through (iv) are collectively referred to as the "Parent Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Parent or Subsidiary or the consummation by Parent or Subsidiary of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole.

     Section 4.4. LITIGATION. There are no claims, suits, actions or proceedings pending or, to the knowledge of the Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek to restrain or enjoin the consummation of the Merger, or which would reasonably be expected either alone or in the aggregate with all such claims, actions or proceedings to materially adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole.

     Section 4.5. REGISTRATION STATEMENT AND PROXY STATEMENT. None of the information to be supplied by Parent or its subsidiaries for inclusion in (a) the Registration Statement on Form S-4 to be filed under the Securities Act with the SEC by Parent in connection with the Merger for the purpose of registering the shares of Parent Common Stock to be issued in the Merger (the "Registration Statement") or (b) the proxy statement to be distributed in connection with the Company's meeting of its stockholders to vote upon this Agreement and the transactions contemplated hereby (the "Proxy Statement" and, together with the prospectus included in the Registration Statement, the "Proxy Statement/Prospectus") will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meetings of stockholders of the Company to be held in connection with the transactions contemplated by this Agreement, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

     Section 4.6. REPORTS AND FINANCIAL STATEMENTS. Since January 1, 1994, Parent has filed with the SEC all forms, statements, reports and documents (including all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder, all of which, as amended if applicable, complied when filed in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder.
As of their respective dates, the Parent SEC Reports (defined herein below) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Parent has previously delivered to the Company copies (including all exhibits, post-effect amendments and supplements thereto) of each of the Parent SEC Reports filed since December 31, 1996. The audited consolidated financial statements and unaudited interim consolidated financial statements of Parent included in such reports (collectively, the "Parent Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of Parent and its subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein. "Parent SEC Reports" shall mean the Parent's (a) Annual Reports on Form 10-K for the fiscal year ended December 31, 1996 and for the immediately preceding fiscal year, as filed with the SEC, (b) proxy and information statements relating to (i) all meetings of its stockholders (whether annual or special) and (ii) actions by written consent in lieu of a stockholders' meeting from January 1, 1994, until the date hereof, and (c) all other reports, including quarterly reports, and registration statements filed by Parent with the SEC since January 1, 1994 (other than registration statements filed on Form S-8) (in each case as filed prior to the date hereof).

     Section 4.7. ENVIRONMENTAL MATTERS. Except as disclosed in the Parent SEC Reports, (i) Parent and its subsidiaries have conducted their respective businesses in compliance with all applicable Environmental Laws (defined in Section 10.8), including, without limitation, having all permits, licenses and other approvals and authorizations necessary for the operation of their respective businesses as presently conducted, (ii) none of the properties owned by Parent or any of its subsidiaries contain any Hazardous Substance (defined in Section 10.8) as a result of any activity of Parent or any of its subsidiaries in amounts exceeding the levels permitted by applicable Environmental Laws,
(iii) since January 1, 1994, neither Parent nor any of its subsidiaries has received any notices, demand letters or requests for information from any Federal, state, local or foreign governmental entity indicating that Parent or any of its subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of their businesses, (iv) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened, against Parent or any of its subsidiaries relating to any violation, or alleged violation, of any Environmental Law, (v) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties owned by Parent or any of its subsidiaries as a result of any activity of Parent or any of its subsidiaries during the time such properties were owned, leased or operated by Parent or any of its subsidiaries, and (vi) neither Parent, its subsidiaries nor any of their respective properties are subject to any liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, except for violations of the foregoing clauses (i) through
(vi) that, singly or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole.

     Section 4.8. REORGANIZATION AND POOLING OF INTERESTS. None of the Parent, Subsidiary or, to their knowledge, any of their affiliates has taken or agreed or intends to take any action or has any knowledge of any fact or circumstance that would prevent the Merger from (a) constituting a reorganization within the meaning of Section 368(a) of the Code or (b) being treated for financial accounting purposes as a "pooling of interests" in accordance with generally accepted accounting principles and the rules, regulations and interpretations of the SEC (a "Pooling Transaction").

     Section 4.9. OWNERSHIP OF COMPANY COMMON STOCK. Neither Parent nor any of its subsidiaries beneficially owns any shares of Company Common Stock as of the date hereof except for warrants to purchase Company Common Stock which will be canceled as of the Effective Time.

                                   ARTICLE V
                         REPRESENTATIONS AND WARRANTIES
                                 OF THE COMPANY

     The Company represents and warrants to Parent and Subsidiary that, except as set forth in the disclosure schedule dated as of the date hereof and signed by an authorized officer of the Company (the "Company Disclosure Schedule"), each of which exceptions shall specifically identify the relevant Section hereof to which it relates:

     Section 5.1. ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole. True, accurate and complete copies of the Company's Certificate of Incorporation, as amended, and Bylaws, in each case as in effect on the date hereof, including all amendments thereto, have heretofore been delivered to Parent.

     Section 5.2.  CAPITALIZATION.

          (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock. As of September 30, 1997, 44,193,750 shares of Company Common Stock, and no shares of preferred stock were issued and outstanding. All of such issued and outstanding shares are validly issued and are fully paid, nonassessable and free of preemptive rights. No subsidiary of the Company holds any shares of the capital stock of the Company.

          (b) Except as disclosed in the Company SEC Reports (as defined in Section 5.5), as of the date hereof there were no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating the Company or any subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of the Company or obligating the company or any subsidiary of the Company to grant, extend or enter into any such agreement or commitment. There are no voting trusts, proxies or other agreements or understandings to which the Company or any subsidiary of the Company is a party or is bound with respect to the voting of any shares of capital stock of the Company other than voting agreements executed in connection with this Agreement.

     Section 5.3. SUBSIDIARIES. Each direct and indirect corporate subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except where the failure to be so organized and in good standing will not, when taken together with all such other failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole. Each subsidiary of the Company is qualified to do business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all such other failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.
All of the outstanding shares of capital stock of each corporate subsidiary of the Company are validly issued, fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by the Company free and clear of any liens, claims, encumbrances, security interests, equities, charges and options of any nature whatsoever. There are no subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting, transfer, ownership or other rights with respect to any shares of capital stock of any corporate subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement.

     Section 5.4.  AUTHORITY; NON-CONTRAVENTION; APPROVALS.

          (a) The Company has full corporate power and authority to enter into this Agreement and, subject to the Company Stockholders' Approval (as defined in Section 7.3) and the Company Required Statutory Approvals (as defined in Section 5.4(c)), to consummate the transactions contemplated hereby. This Agreement has been approved by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or, except for the Company Stockholders' Approval, the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery hereof by Parent and Subsidiary, constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (b) general equitable principles. Without limitation of the foregoing, each of the covenants and obligations of the Company set forth in Sections 6.1 and 6.3 and Article VII is valid, legally binding and enforceable notwithstanding the absence of the Company Stockholders' Approval.

          (b) The execution and delivery of this Agreement by the Company do not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its subsidiaries under any of the terms, conditions or provisions of (i) the respective charters or bylaws of the Company or any of its subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to the Company or any of its subsidiaries or any of their respective properties or assets (including without limitation Environmental Laws as defined herein), or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Company or any of its subsidiaries is now a party or by which the Company or any of its subsidiaries or any of their respective properties or assets may be bound or affected. The consummation by the Company of the transactions contemplated hereby will not result in any violation, conflict, breach, termination, acceleration or creation of liens under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence, subject in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) the Company Required Statutory Approvals and the Company Stockholder's Approval. Excluded from the foregoing sentences of this paragraph
(b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph (b), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.

          (c) Except for (i) the filings by Parent and the Company required by the HSR Act, (ii) the filing of the Proxy Statement/Prospectus with the SEC pursuant to the Exchange Act, (iii) the making of the Merger Filing with the Secretary of State of the State of Delaware in connection with the Merger, and
(iv) any required filings with or approvals from applicable state environmental authorities, public service commissions and public utility commissions (the filings and approvals referred to in clauses (i) through (iv) are collectively referred to as the "Company Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.

     Section 5.5. REPORTS AND FINANCIAL STATEMENTS. Since January 1, 1994, the Company has filed with the SEC all material forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. The Company has previously delivered to Parent copies of its (a) Annual Reports on Form 10-K for the fiscal year ended December 31, 1996, and for each of the two immediately preceding fiscal years, as filed with the SEC, (b) proxy and information statements relating to (i) all meetings of its stockholders (whether annual or special) and (ii) actions by written consent in lieu of a stockholders' meeting from January 1, 1997, until the date hereof, and (c) all other reports, including quarterly reports, or registration statements filed by the Company with the SEC since January 1, 1997 (other than Registration Statements filed on Form S-8) (the documents referred to in clauses (a), (b) and (c) and collectively referred to as the "Company SEC Reports"). As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of the Company included in such reports (collectively, the "Company Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of the Company and its subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

     Section 5.6. ABSENCE OF UNDISCLOSED LIABILITIES. Except as disclosed in the Company SEC Reports, neither the Company nor any of its subsidiaries has incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies (i) which are accrued or reserved against the Company Financial Statements or reflected in the notes thereto or (ii) which were incurred after September 30, 1997, and were incurred in the ordinary course of business and consistent with past practices, and (b) liabilities, obligations or contingencies which (i) would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) have been discharged or paid in full prior to the date hereof.

     Section 5.7. ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the most recent Company SEC Report, there has not been any material adverse change in the business, operations, properties, assets, liabilities, condition (financial or other) or results of operations of the Company and its subsidiaries taken as a whole, except for changes that affect the industries in which the Company and its subsidiaries operate generally.

     Section 5.8. LITIGATION. Except as referred to in the Company SEC Reports, there are no claims, suits, actions, Environmental Claims or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek to restrain the consummation of the Merger or which could reasonably be expected, either alone or in the aggregate with all such claims, actions or proceedings, to materially and adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole. Except as referred to in the Company SEC Reports or in the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or would have any material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.

     Section 5.9. PROXY STATEMENT. None of the information to be supplied by the Company or its subsidiaries for inclusion in the Proxy Statement will, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of stockholders of the Company to be held in connection with the transactions contemplated by this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply, as of its mailing date, as to form in all material respects with all applicable laws, including the provisions of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to information supplied by Parent or Subsidiary for inclusion therein.

     Section 5.10. NO VIOLATION OF LAW. Except as disclosed in the Company SEC Reports or in the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in violation of or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any applicable Environmental Law) of any governmental or regulatory body or authority, except for violations which, in the aggregate, could not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole. Except as disclosed in the Company SEC Reports, as of the date of this Agreement, to the knowledge of the Company, no investigation or review by any governmental or regulatory body or authority is pending or threatened, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries taken as a whole. The Company and its subsidiaries have all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted (collectively, the "Company Permits"), except for permits, licenses, franchises, variances, exemptions, orders, authorizations, consents and approvals the absence of which, alone or in the aggregate, would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.
The Company and its subsidiaries are not in violation of the terms of any Company Permit, except for delays in filing reports or violations which, alone or in the aggregate, would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole.

     Section 5.11. COMPLIANCE WITH AGREEMENTS. Except as disclosed in the Company SEC Reports, the Company and each of its subsidiaries are not in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default under, (a) the respective charters, bylaws or similar organizational instruments of the Company or any of its subsidiaries or (b) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which the Company or any of its subsidiaries is a party or by which any of them is bound or to which any of their property is subject, which breaches, violations and defaults, in the case of clause (b) of this Section 5.11, would have, in the aggregate, a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.

     Section 5.12.  TAXES.

          (a) The Company and its subsidiaries have (i) duly filed (or there has been filed on their behalf) with the appropriate taxing authority all Tax Returns (as hereinafter defined) required to be filed by them on or prior to the date hereof, and such Tax Returns are true, correct and complete in all material respects, and (ii) duly paid in full or made adequate provision on their financial statements (or there has been paid or adequate provision has been made on their behalf) for the payment of all Taxes (as hereinafter defined) for all periods ending through the date hereof. There are no liens for Taxes upon any property or assets of the Company or any subsidiary thereof, except for liens for Taxes not yet due. Neither the Company or any of its subsidiaries has made any change in accounting methods, received a ruling from any taxing authority or signed an agreement with any taxing authority which is reasonably likely to have a material adverse effect on the Company or any of its subsidiaries. The Company and its subsidiaries have complied in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Internal Revenue Code of 1986, as amended (the "Code") or similar provisions under any foreign laws) and have, within the time and the manner prescribed by law, withheld from employee wages and paid over to the appropriate taxing authority all amounts required to be so withheld and paid over under all applicable laws. No federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company or its subsidiaries, and neither the Company nor its subsidiaries has received a written notice of any pending audits or proceedings. The federal income Tax Returns of the Company and its subsidiaries have been examined by the Internal Revenue Service (which examination has been completed) or the statute of limitations for the assessment of federal income Taxes of the Company and its subsidiaries has expired, for all periods through and including December 31, 1993, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid. There are no outstanding requests, agreements, consents or waivers to extend the statute of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of its subsidiaries, and no power of attorney granted by either the Company or any of its subsidiaries with respect to any Taxes is currently in force. Neither the Company nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with any entity that is not directly or indirectly, a wholly-owned corporate subsidiary of the Company. Neither the Company nor any of its subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341(f) of the Code, or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by the Company or any of its subsidiaries. Except for any payments made in connection with the transactions contemplated by this Agreement, the deductibility of compensation paid by the Company and/or its subsidiaries will not be limited by Section 162(m) of the Code. No adjustments or deficiencies relating to Tax Returns of the Company and its subsidiaries have been proposed, asserted or assessed by any taxing authority, except for such adjustments or deficiencies which have been fully paid or finally settled. No payment to be made in connection with the transactions contemplated by this Agreement will fail to be deductible under Section 280G of the Code.

          (b) "Taxes" shall mean any and all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the Internal Revenue Service or any taxing authority (whether domestic or foreign including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments.

          (c) "Tax Return" shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

     Section 5.13.  EMPLOYEE BENEFIT PLANS; ERISA.

          (a) Except as set forth in the Company SEC Reports, at the date hereof, the Company and its subsidiaries do not maintain or contribute to any material employee benefit plans, programs, arrangements and practices (such plans, programs, arrangements and practices of the Company and its subsidiaries being referred to as the "Company Plans"), including employee benefit plans within the meaning set forth in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other similar material arrangements for the provision of benefits (excluding any "Multi-employer Plan" within the meaning of Section 3(37) of ERISA or a "Multiple Employer Plan" within the meaning of Section 413(c) of the Code). The Company Disclosure Schedule lists all Multi-employer Plans and Multiple Employer Plans which any of the Company or its subsidiaries maintains or to which any of them is obligated to make contributions. Neither the Company nor its subsidiaries has any obligation to create any additional such plan or to amend any such plan so as to increase benefits thereunder, except as required under the terms of the Company Plans, under existing collective bargaining agreements or to comply with applicable law.

          (b) Except as disclosed in the Company SEC Reports, (i) there have been no prohibited transactions within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code with respect to any of the Company Plans that could result in penalties, taxes or liabilities which, singly or in the aggregate, could have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole, (ii) except for premiums due, there is no outstanding material liability, whether measured alone or in the aggregate, under Title IV of ERISA with respect to any of the Company Plans,
(iii) neither the Pension Benefit Guaranty Corporation nor any plan administrator has instituted proceedings to terminate any of the Company Plans subject to Title IV of ERISA other than in a "standard termination" described in
Section 4041(b) of ERISA, (iv) none of the Company Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Company Plans ended prior to the date of this Agreement, (v) the current present value of all projected benefit obligations under each of the Company Plans which is subject to Title IV of ERISA did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such benefit liabilities by more than the amount, if any, disclosed in the Company Disclosure Schedule, based upon reasonable actuarial assumptions currently utilized for such Company Plan, (vi) each of the Company Plans has been operated and administered in all material respects in accordance with all applicable laws, rules and regulations during the period of time covered by the applicable statute of limitations, (vii) each of the Company Plans which is intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified and such determination has not been modified, revoked or limited by failure to satisfy any condition thereof or by a subsequent amendment thereto or a failure to amend, except that it may be necessary to make additional amendments retroactively to maintain the "qualified" status of such Company Plans, and the period for making any such necessary retroactive amendments has not expired,
(viii) with respect to Multi-employer Plans, neither the Company nor any of its subsidiaries has, made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in ERISA and, to the best knowledge of the Company and its subsidiaries, no event has occurred or is expected to occur which presents a material risk of a complete or partial withdrawal under ERISA, (ix) to the best knowledge of the Company and its subsidiaries, there are no material pending, threatened or anticipated claims involving any of the Company Plans, or any fiduciary thereunder, other than claims for benefits in the ordinary course, and (x) the Company and its subsidiaries have no current material liability, whether measured alone or in the aggregate, for plan termination or withdrawal (complete or partial) under Title IV of ERISA based on any plan to which any entity that would be deemed one employer with the Company and its subsidiaries under Section 4001 of ERISA or
Section 414 of the Code contributed during the period of time covered by the applicable statute of limitations (the "Company Controlled Group Plans"), and the Company and its subsidiaries do not reasonably anticipate that any such liability will be asserted against the Company or any of its subsidiaries. None of the Company Controlled Group Plans has an "accumulated funding deficiency" (as defined in Section 302 of ERISA and 412 of the Code).

          (c) The Company SEC Reports contain a true and complete summary or list of or otherwise describe all material employment contracts and other employee benefit arrangements with "change of control" or similar provisions and all severance agreements with executive officers.

          (d) There are no agreements which will or may provide payments to any officer, employee, stockholder, or highly compensated individual which will be "parachute payments" under Code Section 280G that are nondeductible to the Company or subject to tax under Code Section 4999 for which the Company or any subsidiary would have withholding liability.

     Section 5.14. LABOR CONTROVERSIES. Except as set forth in the Company SEC Reports, (a) there are no significant controversies pending or, to the knowledge of the Company, threatened between the Company or its subsidiaries and any representatives of any of their employees and (b) to the knowledge of the Company, there are no material organizational efforts presently being made involving any of the presently unorganized employees of the Company or its subsidiaries, except for such controversies and organizational efforts, which, singly or in the aggregate, could not reasonably be expected to materially and adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.

     Section 5.15. ENVIRONMENTAL MATTERS. Except as disclosed in the Company SEC Reports, (i) the Company and its subsidiaries have conducted their respective businesses in compliance with all applicable Environmental Laws, including, without limitation, having all permits, licenses and other approvals and authorizations necessary for the operation of their respective businesses as presently conducted, (ii) none of the properties owned by the Company or any of its subsidiaries contain any Hazardous Substances as a result of any activity of the Company or any of its subsidiaries in amounts exceeding the levels permitted by applicable Environmental Laws or environmental permits, (iii) neither the Company nor any of its subsidiaries has received any notices, demand letters or requests for information from any federal, state, local or foreign governmental entity or third party indicating that the Company or any of its subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of their businesses, (iv) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened, against the Company or any of its subsidiaries relating to any violation, or alleged violation, of any Environmental Law, (v) no reports have been filed, or are required to be filed, by the Company or any of its subsidiaries concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law, (vi) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties owned by the Company or any of its subsidiaries as a result of any activity of the Company or any of its subsidiaries during the time such properties were owned, leased or operated by the Company or any of its subsidiaries, (vii) there have been no environmental investigations, studies, audits, tests, reviews or other analyses regarding compliance or non-compliance with any applicable Environmental Law conducted by or which are in the possession of the Company or its subsidiaries relating to the activities of the Company or its subsidiaries which have not been made available at their respective sites to Parent prior to the date hereof, (viii) no underground storage tanks have been installed, closed or removed from any properties owned by the Company or any of its subsidiaries during, in the case of the Company, the time such properties were owned, leased or operated by the Company and during, in the case of each subsidiary, the time such subsidiary has been owned by the Company, (ix) there is no asbestos or asbestos containing material present in any of the properties owned by the Company and its subsidiaries above permitted levels, and no asbestos has been removed from any such properties during the time such properties were owned, leased or operated by the Company or any of its subsidiaries above permitted levels, and (x) neither the Company, its subsidiaries nor any of their respective properties are subject to any material liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, except for violations of the foregoing clauses (i) through (x) that, singly or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole. Section 5.15 of the Company Disclosure Schedule lists all facilities of the Company for which environmental permits are required.

     Section 5.16. NON-COMPETITION AGREEMENTS. Neither the Company nor any subsidiary of the Company is a party to any agreement which purports to restrict or prohibit in any material respect any of them from, directly or indirectly, engaging in any business involving the collection, interim storage, transfer, recovery, processing, recycling, marketing or disposal of rubbish, garbage, paper, textile wastes, chemical or hazardous wastes, liquid and other wastes or any other business currently engaged in by the Parent or the Company, or any corporations affiliated with either of them. None of the Company's officers, directors, or key employees is a party to any agreement which, by virtue of such person's relationship with the Company, restricts in any material respect the Company or any subsidiary of the Company from, directly or indirectly, engaging in any of the businesses described above.

     Section 5.17. TITLE TO ASSETS. The Company and each of its subsidiaries has good and marketable title in fee simple to all its real property and good title to all its leasehold interests and other properties, as reflected in the most recent balance sheet included in the Company Financial Statements, except for properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) the lien for current taxes, payments of which are not yet delinquent, (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Company's business operations (in the manner presently carried on by the Company), (iii) as disclosed in the Company SEC Reports, or (iv) any lien securing any debt or obligation described on the Company Disclosure Schedule which is expressly referenced as being secured, and except for such matters which, singly or in the aggregate, could not reasonably be expected to materially and adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole. All leases under which the Company leases any substantial amount of real property have been delivered to Parent and are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default by or on behalf of the Company or its subsidiaries, or to the knowledge of the Company, by or on behalf of any third party, other than defaults under such leases which in the aggregate will not materially and adversely affect the condition of the Company.

     Section 5.18. MATERIAL CONTRACTS. All contracts required to be filed by the Company pursuant to Item 601 of Regulation S-K are set forth as exhibits to the Company SEC Reports. All such contracts are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such material contracts, any existing default or event which with notice or lapse of time or both would become a default by or on behalf of the Company or its subsidiaries, or to the knowledge of the Company, by or on behalf of any third party, other than defaults under such contracts which in the aggregate will not materially and adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.

     Section 5.19. COMPANY STOCKHOLDERS' APPROVAL. The affirmative vote of stockholders of the Company required for approval and adoption of this Agreement and the Merger is a majority of the outstanding shares of Company Common Stock.

     Section 5.20. BROKERS AND FINDERS. Except for the fees and expenses payable to Dain Rauscher, Inc. ("Dain Rauscher"), which fees are reflected in its agreement with the Company (a copy of which has been delivered to Parent), the Company has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company to pay any finder's fees , brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby. Except for the fees and expenses paid or payable to Rauscher Pierce, there is no claim for payment by the Company of any investment banking fees, finder's fees, brokerage or agent commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

     Section 5.21. OPINION OF FINANCIAL ADVISOR. The financial advisor of the Company, Dain Rauscher has rendered a written opinion to the Company to the effect that the Merger is fair from a financial point of view to the shareholders of the Company (other than Parent and its affiliates).

                                  ARTICLE VI
                     CONDUCT OF BUSINESS PENDING THE MERGER

     Section 6.1. CONDUCT OF BUSINESS BY THE COMPANY PENDING THE MERGER. Except as otherwise contemplated by this Agreement or disclosed in Section 6.1 of the Company Disclosure Schedule, after the date hereof and prior to the Closing Date or earlier termination of this Agreement, unless Parent shall otherwise agree in writing, the Company shall, and shall cause its subsidiaries to:

          (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice;

          (b) not (i) amend or propose to amend their respective charters or bylaws, (ii) split, combine or reclassify their outstanding capital stock or
(iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions by a wholly-owned subsidiary of the Company to the Company;

          (c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional share of, or any options, warrants or rights of any kind to acquire any share of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that the Company may issue shares upon conversion of convertible securities and exercise of options and warrants outstanding on the date hereof;

          (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowing required for working capital purposes in the ordinary course of business or (B) borrowing to refinance existing indebtedness on terms which are reasonably acceptable to Parent, (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) make any acquisition of any assets or businesses other than expenditures for fixed or capital assets in the ordinary course of business,
(iv) sell, pledge, dispose of or encumber any assets or businesses other than sales in the ordinary course of business or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

          (e) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by this Agreement;

          (f) subject to restrictions imposed by applicable law, confer on a regular and frequent basis with one or more representatives of Parent to report operational matters of materiality and the general status of ongoing operations;

          (g) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers, or key employees, except in the ordinary course and consistent with past practice; provided however, that the Company and its subsidiaries shall in no event enter into any written employment agreement;

          (h) not adopt, enter into or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law;

          (i) use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice;

          (j) not make, change or revoke any material Tax election or make any material agreement or settlement regarding Taxes with any taxing authority;

          (k) give prompt written notice to Parent of the commencement of any Environmental Claim, or non-routine inspection by any Governmental Authority with responsibility for enforcing or implementing any applicable Environmental Laws, and provide to Purchaser such information as Purchaser may reasonably request regarding such Environmental Claim, any developments in connection therewith, and, as applicable, the Company's or its subsidiary's anticipated or actual response thereto;

          (l) use its commercially reasonable efforts to cause the transfer of Environmental Permits (on the same terms and conditions), and any financial assurance required thereunder to Parent or Subsidiary as may be necessary under applicable Environmental Laws in connection with the consummation of the transactions under this Agreement to allow Parent or Subsidiary to conduct the business of the Company and its subsidiaries, as currently conducted; and

          (m) in the event that the Company incurs indebtedness or uses its restricted cash after the date hereof, the Company will notify Parent of such action and related amounts.

     Section 6.2. CONTROL OF THE COMPANY'S OPERATIONS. Nothing contained in this Agreement shall give to Parent, directly or indirectly, rights to control or direct the Company's operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

     Section 6.3.  ACQUISITION TRANSACTIONS.

          (a) After the date hereof and prior to the Effective Time or earlier termination of this Agreement, the Company shall not, and shall not permit any of its subsidiaries to, initiate, solicit, negotiate, encourage or provide confidential information to facilitate, and the Company shall, and shall cause each of it subsidiaries to, cause any officer, director or employee of, or any attorney, accountant, investment banker, financial advisor or other agent retained by it, not to initiate, solicit, negotiate, encourage or provide non-public or confidential information to facilitate, any proposal or offer to acquire all or any substantial part of the business and properties of the Company or any capital stock of the Company, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof (such transactions being referred to herein as "Acquisition Transactions");

          (b) Notwithstanding the provisions of paragraph (a) above, the Company may, in response to an unsolicited written proposal with respect to an Acquisition Transaction ("Acquisition Proposal"), furnish (subject to the execution of a confidentiality agreement substantially similar to the confidentiality provisions of the Confidentiality Agreement, executed by Parent in connection herewith) confidential or non-public information concerning its business, properties or assets to a financially capable corporation, partnership, person or other entity or group (a "Potential Acquiror") and negotiate with such Potential Acquiror if (i) the Board of Directors of the Company in good faith concludes that such Acquisition Proposal (if consummated pursuant to its terms) would result in a transaction more favorable to the Company's stockholders than the Merger and (ii) based upon advice of its outside legal counsel, its Board of Directors determines in good faith that the failure to provide such confidential or non-public information to such Potential

Acquiror would constitute a breach of its fiduciary duty to its stockholders (any such Acquisition Proposal meeting the condition of clause (i) being referred to as a "Superior Proposal"). Moreover, the Company's Board of Directors may take and disclose to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or may make such other disclosures to the Company's stockholders which, as advised by outside counsel, is required under applicable law.

          (c) The Company shall immediately notify Parent after receipt of any Acquisition Proposal or any request for non-public information relating to the Company or its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Board of Directors of the Company or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

                                  ARTICLE VII
                             ADDITIONAL AGREEMENTS

     Section 7.1.  ACCESS TO INFORMATION.

          (a) The Company and its subsidiaries shall afford to Parent and Subsidiary and their respective accountants, counsel, financial advisors and other representatives (the "Parent Representatives") full access during normal business hours throughout the period prior to the Effective Time to all of their respective properties (including without limitation to conduct soil, groundwater, ambient air or other environmental testing or analyses), books, contracts, personnel, representatives of or contacts with governmental or regulatory authorities, agencies or bodies, commitments, and records (including, but not limited to, Tax Returns and any and all records or documents which are within the possession of governmental or regulatory authorities, agencies or bodies, and the disclosure of which the Company and its subsidiaries can facilitate or control) and, during such period, shall furnish promptly to one another (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities laws or filed by any of them with the SEC in connection with the transactions contemplated by this Agreement or which may have a material effect on their respective businesses, properties or personnel and (ii) such other information concerning their respective businesses, properties and personnel as Parent or Subsidiary, as the case may be, shall reasonably request. Parent and its subsidiaries shall hold and shall use their reasonable best efforts to cause the Parent Representatives to hold in strict confidence all non-public documents and information furnished to Parent and Subsidiary in connection with the transactions contemplated by this Agreement, except that (i) Parent, Subsidiary and the Company may disclose such information as may be necessary in connection with seeking the Parent Required Statutory Approvals, the Company Required Statutory Approvals and the Company Stockholders' Approval and (ii) each of Parent, Subsidiary and the Company may disclose any information that it is required by law or judicial or administrative order to disclose.

          (b) In the event that this Agreement is terminated in accordance with its terms, each party shall promptly redeliver to the other all non-public written material provided pursuant to this Section 7.1 and shall not retain any copies, extracts or other reproductions in whole or in part of such written material. In such event, all documents, memoranda, notes and other writings prepared by Parent or the Company based on the information in such material shall be destroyed (and Parent and the Company shall use their respective reasonable best efforts to cause their advisors and representatives to similarly destroy their documents, memoranda and notes), and such destruction (and reasonable best efforts) shall be certified in writing by an authorized officer supervising such destruction.

     Section 7.2. REGISTRATION STATEMENT AND PROXY STATEMENT. Parent and the Company shall file with the SEC as soon as is reasonably practicable after the date hereof the Proxy Statement/Prospectus and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as REASONABLY practicable. Parent shall also take any action required to be taken under applicable state blue sky or securities laws in connection with the issuance of Parent Common Stock pursuant hereto. Parent and the Company shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the preceding sentence.

     Section 7.3. STOCKHOLDERS' APPROVALS. Subject to the fiduciary duties of the Board of Directors of the Company under applicable law, the Company shall, as promptly as practicable, submit this Agreement and the transactions contemplated hereby for the approval of its stockholders at a meeting of stockholders (the "Company Stockholders' Approval"). Such meeting of stockholders shall be held as soon as practicable, and shall be referred to herein as the "Company Stockholders' Meeting." Parent shall authorize and cause an officer of Parent to vote Parent's shares of Subsidiary Common Stock for adoption and approval of this Agreement and the transactions contemplated hereby and shall take all additional actions as the sole stockholder of Subsidiary necessary to adopt and approve this Agreement and the transactions contemplated hereby.

     Section 7.4. COMPLIANCE WITH THE SECURITIES ACT. The Company shall cause each principal executive officer, each director and each other person who is an "affiliate," as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act, of the Company, to deliver to Parent on or prior to the Effective Time a written agreement (an "Affiliate Agreement") to the effect that such person will not offer to sell, sell or otherwise dispose of any shares of Parent Common Stock issued in the Merger, except, in each case, pursuant to an effective registration statement or in compliance with Rule 145, as amended from time to time, or in a transaction which, in the opinion of legal counsel satisfactory to Parent, is exempt from the registration requirements of the Securities Act and, in any case, until after the results covering 30 days of post-Merger combined operations of Parent and the Company have been filed with the SEC, sent to stockholders of Parent or otherwise publicly issued. To the extent required under the Company's convertible debentures, options and warrants, Parent shall, promptly following the Effective Time, use commercially reasonable efforts to cause one or more registration statements under the Securities Act to be declared effective to cover the exercise of such convertible debentures, options and warrants for shares of Parent Common Stock.

     Section 7.5. EXCHANGE LISTING. Parent shall use its reasonable best efforts to effect, at or before the Effective Time, authorization for listing on the NYSE, upon official notice of issuance, of the shares of Parent Common Stock to be issued pursuant to the Merger or to be reserved for issuance upon the exercise of stock options or warrants or the conversion of convertible debentures.

     Section 7.6.  EXPENSES AND FEES.

          (a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that (i) the filing fee and expenses incurred in connection with the HSR filing shall be paid by Parent, (ii) all filing fees incurred in connection with the filing of the Proxy and Registration Statement, including any filing required under state blue sky or securities laws, shall be paid by Parent, and (iii) those expenses incurred in connection with printing the Proxy Statement/Prospectus shall be shared equally by Parent and the Company.

          (b) The Company agrees to pay to Parent a fee equal to Three Million Dollars ($3,000,000) if (i) the Company terminates this Agreement pursuant to clause (v) or (vi) of Section 9.1(a), or (ii) Parent terminates this Agreement pursuant to clause (iv) of Section 9.1(b).

          (c) Parent agrees to pay to the Company (i) its reasonable, actual, verified expenses (not in excess of $375,000 PLUS THE EXPENSES OF ARTHUR ANDERSEN REFERENCED IN SECTION 3.7) related to the transaction contemplated hereby if Parent terminates this Agreement because it is required to sell, divest, dispose of, or hold separate assets or businesses with aggregate 1997 revenues in excess of $6,250,000 (which amount is estimated to be the revenues from the front loader business in the Greater Houston area and the North County Landfill) or (ii) a fee equal to One Million Dollars ($1,000,000) if the Company terminates this Agreement pursuant to clause (iv) of Section 9.1(a).

     Section 7.7.  AGREEMENT TO COOPERATE.

          (a) Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to obtain all necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to obtain all necessary or appropriate waivers, consents or approvals of third parties required in order to preserve material contractual relationships of the Company and its subsidiaries, all necessary or appropriate waivers, consents and approvals and SEC "no-action" letters to effect all necessary registrations, filings and submissions and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, to the fiduciary duties of the Board of Directors of the Company and Parent and the requisite vote of the stockholders of the Company.

          (b) Without limitation of the foregoing, each of Parent and the Company undertakes and agrees to file as soon as practicable, and in any event prior to 15 days after the date hereof, a Notification and Report Form under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division"). Each of Parent and the Company shall (i) respond as promptly as practicable to any inquiries received from the FTC or the Antitrust Division for additional information or documentation and to all inquiries and requests received from any State Attorney General or other governmental authority in connection with antitrust matters and
(ii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the Antitrust Division not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto. Parent shall take all reasonable steps necessary to avoid or eliminate impediments under any antitrust, competition, or trade regulation law that may be asserted by the FTC, the Antitrust Division, any State Attorney General or any other governmental entity with respect to the merger so as to enable the Closing to occur as soon as reasonable possible. Without limiting the foregoing, Parent shall propose, negotiate, commit to and effect, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or, effective as of the Effective Time, the Surviving Corporation as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing; provided, however, that Parent shall not be required to sell, divest, dispose of, or hold separate assets or businesses with aggregate 1997 revenues in excess of $6,250,000 (which amount is estimated to be the revenues from the front loader business in the Greater Houston area and the North County Landfill). Each party shall promptly notify the other party of any communication to that party from the FTC, the Antitrust Division, any State Attorney General or any other governmental entity and permit the other party to review in advance any proposed communication to any of the foregoing.

          (c) In the event any litigation is commenced by any person or entity relating to the transactions contemplated by this Agreement, including any Acquisition Transaction, Parent shall have the right, at its own expense, to participate therein, and the Company will not settle any such litigation without the consent of parent, which consent will not be unreasonably withheld.

     Section 7.8. PUBLIC STATEMENTS. The parties shall consult with each other prior to issuing any press release or any written public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or written public statement prior to such consultation.

     Section 7.9. OPTION PLANS AND WARRANTS.

          (a) Prior to the Effective Time, the Company and Parent shall take such action as may be necessary to cause each unexpired and unexercised option to purchase shares of Company Common Stock (each a "Company Option") to be automatically converted at the Effective Time into an option (each a "Parent Option") to purchase a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock that could have been purchased under the Company Option multiplied by the Exchange Ratio, at a price per share of Parent Common Stock equal to the option exercise price determined pursuant to the Company Option divided by the

Exchange Ratio, as adjusted, and subject to the same terms and conditions as the Company Option. The date of grant of a substituted Parent Option shall be the date on which the corresponding Company Option was granted. At the Effective Time, all references in the stock option agreements to the Company shall be deemed to refer to Parent. Parent shall assume all of the Company's obligations with respect to Company Options as so amended and shall, from and after the Effective Time, make available for issuance upon exercise of the Parent Options all shares of Parent Common Stock converted thereby and amend its Registration Statement on Form S-8 or file a new registration statement to cover the additional shares of Parent Common Stock subject to Parent Options granted in replacement of Company Options.

          (b) Prior to the Effective Time, the Company and Parent shall take such action as may be necessary to cause each unexpired and unexercised warrant to purchase shares of Company Common Stock (each a "Company Warrant") to be automatically converted at the Effective Time into a warrant (each a "Parent Warrant") to purchase a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock that could have been purchased under the Company Warrant multiplied by the Exchange Ratio, at a price per share of Parent Common Stock equal to the warrant exercise price determined pursuant to the Company Warrant divided by the Exchange Ratio, as adjusted, and subject to the same terms and conditions as the Company Warrant. The date of grant of a substituted Parent Warrant shall be the date on which the corresponding Company Warrant was granted. At the Effective Time, all references in the warrant agreements to the Company shall be deemed to refer to parent. Parent shall assume all of the Company's obligations with respect to Company Warrants as so amended and shall, from and after the Effective Time, make available for issuance upon exercise of the Parent Warrants all shares of Parent Common Stock converted thereby.

     Section 7.10. NOTIFICATION OF CERTAIN MATTERS. Each of the Company, Parent and Subsidiary agrees to give prompt notice to each other of, and to use their respective reasonable best efforts to prevent or promptly remedy, (i) the occurrence or failure to occur or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.10 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     Section 7.11.  DIRECTORS' AND OFFICERS' INDEMNIFICATION.

          (a) The indemnification provisions of the Certificate of Incorporation of the Surviving Corporation as in effect at the Effective Time shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by law.

          (b) After the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee and agent of the Company or any of its subsidiaries (each, together with such person's heirs, executors or administrators, an "indemnified Party" and collectively the "indemnified Parties") against any costs or expenses (including attorneys fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission occurring at or prior to the Effective Time (including, without limitation, acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company) or arising out of or pertaining to the transactions contemplated by this Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Company or Parent and the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the indemnified Parties, which counsel shall be reasonably satisfactory to the Parent and the Surviving Corporation, promptly after statements therefor are received, (ii) the Parent and the Surviving Corporation will cooperate in the defense of any such matter, and (iii) any determination required to be made with respect to whether an indemnified Party's conduct complies with the standards set forth under the DGCL and the Parent's or the Surviving Corporation's respective charters or bylaws shall be made by independent legal counsel acceptable to the Parent or the Surviving Corporation, as the case may be, and the indemnified Party; provided, however, that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).

          (c) In the event the Surviving Corporation or Parent or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or Parent shall assume the obligations set forth in this Section 7.11.

          (d) This Section 7.11, which shall survive the consummation of the Merger at the Effective Time and shall continue for the periods specified herein, is intended to benefit the Company, the Surviving Corporation and Parent, and any person or entity referenced in this Section 7.11 or indemnified hereunder, each of whom may enforce the provisions of this Section
7.11 (whether or not parties to this Agreement).

     Section 7.12. CORRECTIONS TO THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT. Prior to the date of approval of the Merger by the Company's stockholders, each of the Company, Parent and Subsidiary shall correct promptly any information provided by it to be used specifically in the Proxy Statement/Prospectus and Registration Statement that shall have become false or misleading in any material respect and shall take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement so as to correct the same and to cause the Proxy

Statement/Prospectus as so corrected to be disseminated to the stockholders of the Company, in each case to the extent required by applicable law.

     Section 7.13. RELEASE OF SURETIES AND BONDS. Parent shall cause the Company and any affiliate or stockholder of the Company to be released of all sureties and bonds set forth on Schedule 7.13 within one hundred eighty (180) days of the Closing Date.

     Section 7.14.  EMPLOYEE PLANS AND BENEFITS AND EMPLOYMENT CONTRACTS.

          (a) From and after the Effective Time, the Surviving Corporation and its subsidiaries will honor in accordance with their terms all existing written employment, severance, consulting and salary continuation agreements between the Company or any of its subsidiaries and any current or former officer, director, employee or consultant of the Company or any of its subsidiaries or group of such officers, directors, employees or consultants described in Section 7.14(a) of the Company Disclosure Schedule.

          (b) To the extent permitted under applicable law, each employee of the Company or its subsidiaries shall be given credit for all service with the Company or its Subsidiaries (or service credited by the Company or its subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by the Parent or Surviving Corporation in which they participate or in which they become participants for purposes of eligibility, vesting and benefit accrual including, without limitation, for purposes of determining (i) short-term and long-term disability benefits, (ii) severance benefits, (iii) vacation benefits and (iv) benefits under any retirement plan.

          (c) This Section 7.14, which shall survive the consummation of the Merger at the Effective Time and shall continue without limit, is intended to benefit and bind the Company, the Surviving Corporation and any person or entity referenced in this Section 7.14, each of whom may enforce the provisions of this
Section 7.14 (whether or not parties to this Agreement). Notwithstanding anything to the contrary contained herein, nothing contained in this Section
7.14 shall create any beneficiary rights in any employee or former employee (including any dependent thereof) of the Company, any of its subsidiaries or the Surviving Corporation in respect of continued employment for any specified period of any nature or kind whatsoever.

     Section 7.15. EXERCISE OR CONVERSION OF OPTIONS, WARRANTS and Convertible Debentures. The Company shall use reasonable efforts to cause each of its holders of stock options, warrants and convertible debentures to exercise or convert such securities into shares of Company Common Stock effective as of the Closing.


                                 ARTICLE VIII
                             CONDITIONS TO CLOSING

     Section 8.1. CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver, if permissible, at or prior to the Effective Time of the following conditions:

          (a) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

          (b) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order or decree lifted);

          (c) no action shall have been taken, and no statute, rule or regulation shall have been enacted, by any state or federal government or governmental agency in the United States which would prevent the consummation of the Merger or make the consummation of the Merger illegal;

          (d) all consents from lenders required to consummate the Merger shall have been obtained and be in effect at the Effective Time;

          (e) the shares of Parent Common Stock issuable in the Merger and those to be reserved for issuance upon exercise of stock options or warrants or the conversion of convertible debentures shall have been authorized for listing on the NYSE upon official notice of issuance;

          (f) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, any material state blue sky or securities law shall have been complied with, and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding for that purpose shall have been instituted by the SEC or any state regulatory authorities;

          (g) Coopers & Lybrand L.L.P., certified public accountants for Parent, shall have delivered a letter, dated the Closing Date, addressed to Parent, in form and substance reasonably satisfactory to Parent, to the effect that the Merger will qualify for a pooling of interests accounting treatment if consummated in accordance with this Agreement;

          (h) each of the parties to the Agreement shall have received a letter dated the Closing Date, addressed to the Company, from Arthur Andersen LLP regarding such firm's concurrence with the Company's management's conclusions that no conditions exist related to the Company that would preclude the Parent's accounting for the Merger with the Company as a pooling of interests under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement; and

          (i) this Agreement and the Merger, shall have been approved and adopted by the affirmative vote of the stockholders of the Company as required by and in accordance with applicable law.

     Section 8.2. CONDITIONS TO OBLIGATION OF THE COMPANY TO EFFECT THE MERGER. Unless waived by the Company, the obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

          (a) Parent and Subsidiary shall have performed in all material respects their agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Parent and Subsidiary contained in this Agreement shall be true and correct in all material respects on and as of the date made and on and as of the Closing Date as if made at and as of such date, and the Company shall have received a certificate of the Chairman of the Board and Chief Executive Officer, the President or a Vice President of Parent and of the President and Chief Executive Officer or a Vice President of Subsidiary to that effect;

          (b) Company shall have received a legal opinion from Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., in form reasonably satisfactory to Company;

          (c) Parent shall have obtained the release of all guarantees of officers and directors of the Company with respect to Company indebtedness; and

          (d) the Company shall have received an opinion from the Company's counsel, reasonably acceptable to the Company, to the effect that (i) the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code; and (ii) the Company, the Parent and the Subsidiary will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code with respect to the Merger.

     Section 8.3. CONDITIONS TO OBLIGATIONS OF PARENT AND SUBSIDIARY TO EFFECT THE MERGER. Unless waived by Parent and Subsidiary, the obligations of Parent and Subsidiary to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions:

          (a) the Company shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the date made and on and as of the Closing Date as if made at and as of such date, and Parent shall have received a Certificate of the President and Chief Executive Officer or of a Vice President of the Company to that effect;

          (b) since the date hereof, there shall have been no changes that constitute, and no event or events shall have occurred which have resulted in or constitute, a Material Adverse Effect in the business, operations, properties, assets, conditions (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole;

          (c) all governmental waivers, consents, orders, permit transfers and approvals legally required for the consummation of the Merger and the transactions contemplated hereby or to permit Parent to carry on the business of the Company after Closing in accordance with past customs and practice shall have been obtained and be in effect at the Closing Date, and no governmental authority shall have promulgated any statute, rule or regulation which, when taken together with all such promulgations, would materially impair the value of the Company to Parent;

          (d) all waivers, consents and approvals from third parties necessary for the transfer of any material contracts, financial assurances and any other rights and benefits in connection with the Merger, or necessary for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Closing Date;

          (e) the Company shall have entered into binding agreements to retire in its entirety all of its tax exempt debt and any other debt which requires a prepayment penalty, cost or fee and removed itself from all guarantees of debt in excess of an aggregate $300,000;

          (f) Parent shall have received a certificate of the Chief Executive Officer and Treasurer of the Company to the effect that no material change has occurred in the Net Debt since the last day of the calendar month immediately preceding the Company Stockholders' Meeting;

          (g) Arthur Andersen will deliver at Closing an agreed upon procedures report with respect to the calculation of Net Debt as of a date mutually satisfactory to Parent and the Company; and

          (h) Parent shall have received a legal opinion from Mayor, Day, Caldwell & Keeton, L.L.P., in form reasonably satisfactory to Parent.

                                  ARTICLE IX
                       TERMINATION, AMENDMENT AND WAIVER

     Section 9.1. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company as follows:

          (a) The Company shall have the right to terminate this Agreement:

              (i) if the representations and warranties of Parent and Subsidiary shall fail to be true and correct in all material respects on and as of the date made or, except in the case of any such representations and warranties made as of a specified date, on and as of any subsequent date as if made at and as of subsequent date and such failure shall not been cured in all material respects within 30 days after written notice of such failure is given to Parent by the Company;

              (ii) if the Merger is not completed by May 15, 1998 (provided that the right to terminate this Agreement under this Section 9.1(a)(ii) shall not be available to the Company if the failure of the Company to fulfill any obligation to Parent under or in connection with this

Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);

              (iii) if the Merger is enjoined by a final, unappealable court order;

              (iv) if Parent (A) fails to perform in any material respect any of its covenants in this Agreement and (B) does not cure such default in all material respects within 30 days after notice of such default is given to Parent by the Company;

              (v) if (A) the Company receives an offer from any third party (excluding any affiliate of the Company or any group of which any affiliate of the Company is a member) with respect to a merger, sale of substantial assets or other business combination involving the Company, (B) the Company's Board of Directors determines in good faith that such offer constitutes a Superior Proposal and resolves to accept such Superior Proposal, and (C) the Company shall have given Parent two (2) days' prior written notice of its intention to terminate this Agreement pursuant to this provision, provided that termination shall not be effective until such time as the payment required by Section 7.6(b) shall have been received by Parent;

              (vi) if (A) a tender or exchange offer is commenced by a third party (excluding any affiliate of the Company or any group of which any affiliate of the Company is a member) for all outstanding shares of Company Common Stock, (B) the Company's Board of Directors determines in good faith that such offer constitutes a Superior Proposal and resolves to accept such Superior Proposal or recommend to the stockholders that they tender their shares in such tender or exchange offer, and (C) the Company shall have given Parent two (2) days' prior written notice of its intention to terminate this Agreement pursuant to this provision, provided that such termination shall not be effective until such time as the payment required by Section 7.6(b) shall have been received by Parent; or

              (vii) if the requisite vote of the stockholders of the Company shall not have been obtained by May 10, 1998, or if the stockholders of the Company shall not have approved the Merger and this Agreement at the Company Stockholders' Meeting.

          (b) Parent shall have the right to terminate this Agreement;

              (i) if the representations and warranties of the Company shall fail to be true and correct in all material respects on and as of the date made or, except in the case of any such representations and warranties made as of a specified date, on and as of any subsequent date as if made at and as of such subsequent date and such failure shall not have been cured in all material respects within 30 days after written notice of such failure is given to the Company by Parent;

              (ii) if the Merger is not completed by May 15, 1998 (provided that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to Parent if the failure of Parent to fulfill any obligation to the Company under or in connection with this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);

              (iii) if the Company (A) fails to perform in any material respect any of its material covenants in this Agreement and (B) does not cure such default in all material respects within 30 days after notice of such default is given to the Company by Parent;

              (iv) if the Board of Directors of the Company shall have resolved to accept a Superior Proposal or shall have recommended to the stockholders of the Company that they tender their shares in a tender or exchange offer commenced by a third party (excluding any affiliate of Parent or any group of which any affiliate of Parent is a member); or

              (v) if the requisite vote of the stockholders of the Company shall not have been obtained by May 10, 1998, or if the stockholders of the Company shall not have approved the Merger and this Agreement at the Company Stockholders' Meeting.

          (c) The Board of Directors of the Company and Parent mutually agree.

     Section 9.2. EFFECT OF TERMINATION. In the event of termination of this Agreement by either Parent or the Company pursuant to the provisions of Section 9.1, this Agreement shall forthwith become void and there shall be no further obligations on the part of the Company, Parent, Subsidiary or their respective officers or directors (except as set forth in this Section 9.2 and in Section 7.1, all of which shall survive the termination). Nothing in this Section 9.2 shall relieve any party from liability for any willful or intentional breach of this Agreement. The Confidentiality Agreement shall remain in full force and effect following any termination of this Agreement.

     Section 9.3. AMENDMENT. To the extent permitted by applicable law, this Agreement may be amended by action taken by or on behalf of the Boards of Directors of the Company, the Parent and the Subsidiary at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such stockholder approval, no amendment shall be made which decreases the Exchange Ratio or which adversely affects the rights of the Company's stockholders hereunder without the approval of the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

     Section 9.4. EXTENSIONS; WAIVER. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE X
                               GENERAL PROVISIONS

     Section 10.1. NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties in this Agreement shall not survive the Merger, and after effectiveness of the Merger neither the Company, Parent, Subsidiary or their respective officers or directors shall have any further obligation with respect thereto. This Section 10.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

     Section 10.2. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a)  If to Parent or Subsidiary to:

               USA Waste Services, Inc.
               1001 Fannin, Suite 4000
               Houston, Texas 77002
               Attention: Chief Executive Officer
               Telecopy: (713) 209-9711

          with a copy to:

               USA Waste Services, Inc.
               1001 Fannin, Suite 4000
               Houston, Texas  77002
               Attention: Gregory T. Sangalis
               Telecopy: (713) 209-9711

          and:

               Marcus A. Watts
               Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.
               3400 Chase Tower
               600 Travis
               Houston, Texas 77002
               Telecopy: (713) 223-3717

          (b)  if to the Company, to:

               TransAmerican Waste Industries, Inc.
               10554 Tanner Road
               Houston, Texas  77041
               Attention: Chairman of the Board
               Telecopy: (713) 956-1212

          with copies to:

               Mayor, Day, Caldwell & Keeton, L.L.P.
               700 Louisiana, Suite 1900

               Houston, Texas  77002
               Attention: Jeff Dodd
               Telecopy: (713) 225-7726

     Section 10.3. INTERPRETATION. The heading contained in this Agreement are for reference purposes only and shall not affect in any way or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

     Section 10.4. MISCELLANEOUS. Except for the confidentiality agreement referred to herein, this Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or an of them, with respect to the subject matter hereof, (b) except as provided in Section 7.11 and 7.14, is not intended to confer upon any other person any rights or remedies hereunder, and (c) shall not be assigned by operation of law or otherwise, except that Subsidiary may assign this Agreement to any other wholly-owned subsidiary of Parent incorporated in Delaware, but no such assignment shall relieve the Parent or the Subsidiary, as the case may be, of its obligations hereunder. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE.

     Section 10.5. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     Section 10.6. PARTIES IN INTEREST. Except as provided in Section 7.11 and 7.14, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and except as set forth in Section 7.11 and 7.14, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     Section 10.7. ENFORCEMENT OF THE AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

     Section 10.8.  CERTAIN DEFINITIONS.

          (a) "Material Adverse Effect" shall mean, as to a person, any adverse change in the business, prospects, financial condition or results of operations of such person and its subsidiaries that is material to such person and its subsidiaries taken as a whole, excluding any such adverse change that is due to events, occurrences, facts, conditions, changes, developments or effects which affect the economy generally.

          (b) "Environmental Law" shall mean any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity relating to
(x) the protection, preservation or restoration of the environment (including, without limitation, air, water, vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended and as in effect on the Closing Date. The term "Environmental Law" includes, without limitation, (i) the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal Act and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Federal Occupational Safety and Health Act of 1970, each as amended and as in effect on the Closing Date, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of, effects of or exposure to any Hazardous Substance.

          (c) "Subsidiary" shall mean, when used with reference to an entity, any other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, or a majority of the outstanding voting securities of which, are owned directly or indirectly by such entity.

          (d) "Hazardous Substance" means any substance presently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any government authority or any Environmental Law including, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation, lead or polychlorinated biphenyls.

     Section 10.9.  VALIDITY.   The invalidity or unenforceability of any
provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

     Section 10.10.  DISCLOSURE SCHEDULES.   Disclosure of any matter in the
Parent or Company Disclosure Schedules shall not constitute an expression of a view that such matter is material or is required to be disclosed pursuant to this Agreement.

     Section 10.11.  OBLIGATION OF THE PARENT.   Whenever this Agreement
requires Subsidiary to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Subsidiary to take such action.

     IN WITNESS WHEREOF, Parent, Subsidiary and the Company have caused this Agreement to be signed by their respective officers and attested to as of the date first written above.


                              USA WASTE SERVICES, INC.
Attest:

/s/ GREGORY T. SANGALIS              /s/ RODNEY R. PROTO
                              By:________________________________
Secretary                     Name:  Rodney R. Proto
                              Title: President and Chief
                                     Operating Officer


                              TRANSAMERICAN ACQUISITION CORP.
Attest:

/s/ GREGORY T. SANGALIS              /s/ RODNEY R. PROTO
                              By:________________________________
Secretary                     Name:  Rodney R. Proto
                              Title: President and Chief
                                     Operating Officer


                              TRANSAMERICAN WASTE INDUSTRIES, INC.
Attest:

/s/ J. DAVID GREEN                   /s/ TOM J. FATJO, JR.
                              By:________________________________
Secretary                     Name:  Tom J. Fatjo, Jr.
                              Title: Chairman

                                  APPENDIX B


[LOGO OF
DAIN RAUSCHER
APPEARS HERE]

G. CLYDE BUCK
MANAGING DIRECTOR

                                 April 1, 1998

PERSONAL AND CONFIDENTIAL
-------------------------

TransAmerican Waste Industries, Inc.
314 N. Post Oak Lane
Houston, Texas 77024

Attention:  Tom J. Fatjo, Jr.
            Chairman & CEO

Gentlemen:

        You have advised Dain Rauscher Incorporated ("Dain Rauscher") that USA Waste Services, Inc. ("USA") has proposed to acquire 100% of the outstanding common stock of TransAmerican Waste Industries, Inc. ("TransAmerican") in a tax-free stock exchange of approximately 0.044 shares of USA common stock for each share of TransAmerican common stock. The exchange ratio is subject to adjustment if TransAmerican's Net Debt (as defined) exceeds $43,200,000. You have requested that Dain Rauscher issue an opinion ("Opinion") as to the fairness to the common stockholders of TransAmerican of the terms of the proposed transaction from a financial point of view.

        Dain Rauscher, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

TransAmerican Waste Industries, Inc.
April 1, 1998
Page 2
--------------------------------------------------------------------------------

        In arriving at our opinion, we have, among other things:

        1. Reviewed the Merger Agreement dated 1/26/98 between TransAmerican and USA;

        2. Reviewed "term sheets" for January 1998 proposals to acquire TransAmerican from USA and another potential acquiror;

        3. Reviewed a memo entitled "Summary of the Revised Terms of the Agreement and Plan of Merger and the Voting Agreements as proposed by USA Waste" dated 1/26/98;

        4. Reviewed letter dated 4/1/98 from TransAmerican regarding material new information since 1/26/98;

        5. Reviewed TransAmerican's Annual Report, Form 10-K and Amendment for the year ended 12/31/96;

        6. Reviewed TransAmerican's Form 10-Q for the quarterly periods ended 3/31/97, 6/30/97 and 9/30/97;

        7.  Reviewed TransAmerican's Proxy Statement dated 6/9/97;

        8. Reviewed TransAmerican's Prospectus offering 21,411,534 shares of common stock dated 6/20/97;

        9. Reviewed USA's Annual Report, Form 10-K and Amendment for the year ended 12/31/96;

        10. Reviewed TransAmerican's Form 10-Q for the quarterly periods ended 3/31/97, 6/30/97 and 9/30/97;

        11. Reviewed TransAmerican's Proxy Statement dated 7/24/97;

        12. Reviewed USA's Prospectus Supplements dated 2/3/97, 9/10/97 and 12/12/97;

        13. Reviewed a research report dated 2/10/98 by Raymond James, as well as the following research reports on USA:
            (a) report dated 9/23/97 by Credit Suisse First Boston;
            (b) report dated 10/29/97 by Goldman Sachs;
            (c) report dated 11/11/97 by Deutsche Morgan Grenfell;
            (d) report dated 11/11/97 by BT Alex Brown;
            (e) report dated 11/14/97 by Smith Barney;

TransAmerican Waste Industries, Inc.
April 1, 1998
Page 3

--------------------------------------------------------------------------------

                (f) report dated 11/17/97 by Merrill Lynch;

                (g) report dated 12/1/97 by Donaldson, Lufkin & Jenrette;

                (h) report dated 12/4/97 by Credit Suisse First Boston; and

                (i) report dated 12/9/97 by Morgan Stanley Dean Witter;

        14. Discussed with management of TransAmerican and USA the outlook for future operating results, the assets and liabilities of both companies, materials in the foregoing documents, and other matters we considered relevant to our inquiry; and

        15. Considered such other information, financial studies, analyses and investigations as we deemed relevant under the circumstances.

        In our review and in arriving at our opinion, we have, with your permission, (i) not independently verified any of the foregoing information and have relied upon its being complete and accurate in all material respects and
(ii) not made an independent evaluation or appraisal of specific assets of TransAmerican or USA. Our Opinion is provided to you pursuant to the terms of our engagement letter dated January 6, 1998.

        Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the consideration to be received pursuant to the proposed transaction is fair to the common stockholders of TransAmerican from a financial point of view.


                                DAIN RAUSCHER INCORPORATED

                                By:   /s/ G. Clyde Buck
                                   --------------------------------
                                    G. Clyde Buck
                                    Managing Director

                                  APPENDIX C

              Section 262 of the Delaware General Corporation Law

                       DELAWARE GENERAL CORPORATION LAW


SECTION 262  APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

              a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

              b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

              c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

              d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d)  Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) and (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to (S)228 or
(S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 120, L. '97, eff. 7-1-97.)